Exhibit 99.1
Brookfield Infrastructure Partners L.P.
Interim Report Q2 2020
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2020 AND DECEMBER 31, 2019 AND
FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

Brookfield Infrastructure Partners L.P. (our “partnership” and together with its subsidiary and operating entities “Brookfield Infrastructure”) owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist of utilities, transport, energy and data infrastructure businesses in North and South America, Asia Pacific and Europe.
Brookfield Asset Management Inc. (together with its affiliates other than Brookfield Infrastructure, “Brookfield”) has an approximate 30% interest in Brookfield Infrastructure. Brookfield Infrastructure has appointed Brookfield as its Service Provider to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS, UNAUDITED	Notes	June 30, 2020	December 31, 2019
Assets
Cash and cash equivalents	6	$1,380	$827
Financial assets	6	535	432
Accounts receivable and other	6	1,635	1,960
Inventory		208	242
Assets classified as held for sale		39	2,380
Current assets		3,797	5,841
Property, plant and equipment	7	22,279	23,013
Intangible assets	8	12,658	14,386
Investments in associates and joint ventures	9	4,336	4,967
Investment properties		403	416
Goodwill	5	6,166	6,553
Financial assets	6	1,103	763
Other assets		446	257
Deferred income tax asset		134	112
Total assets		$51,322	$56,308

Liabilities and Partnership Capital
Liabilities
Accounts payable and other	6	$2,271	$2,410
Non-recourse borrowings	6,10	1,453	1,381
Financial liabilities	6	427	329
Liabilities directly associated with assets classified as held for sale		—	1,319
Current liabilities		4,151	5,439
Corporate borrowings	6,10	3,074	2,475
Non-recourse borrowings	6,10	16,407	17,163
Financial liabilities	6	1,956	1,844
Other liabilities		2,572	2,570
Deferred income tax liability		4,399	4,620
Preferred shares	6	20	20
Total liabilities		32,579	34,131

Partnership capital
Limited partners	14	3,823	5,048
General partner	14	17	24
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	14	1,520	2,039
Class A shares of Brookfield Infrastructure Corporation	14	576	—
Exchange LP Units	14	12	18
Interest of others in operating subsidiaries		11,860	14,113
Preferred unitholders	14	935	935
Total partnership capital		18,743	22,177
Total liabilities and partnership capital		$51,322	$56,308

The accompanying notes are an integral part of the financial statements.

2 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS, UNAUDITED	Notes	2020	2019	2020	2019
Revenues	13	$1,946	$1,685	$4,142	$3,278
Direct operating costs		(1,063)	(840)	(2,302)	(1,638)
General and administrative expenses		(72)	(64)	(133)	(125)
Depreciation and amortization expense	7,8	(375)	(323)	(775)	(615)
		436	458	932	900
Interest expense		(247)	(241)	(529)	(453)
Share of earnings from investments in associates and joint ventures	9	11	34	59	52
Mark-to-market on hedging items	6	(75)	52	123	34
Other (expense) income		(28)	12	(234)	22
Income before income tax		97	315	351	555
Income tax (expense) recovery
Current		(55)	(62)	(113)	(125)
Deferred		(8)	1	(56)	(11)
Net income		$34	$254	$182	$419

Attributable to:
Limited partners		$(67)	$42	$(15)	$36
General partner		45	39	91	77
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		(29)	17	(8)	15
Class A shares of Brookfield Infrastructure Corporation		(10)	—	(10)	—
Exchange LP Units		—	—	—	—
Interest of others in operating subsidiaries		95	156	124	291
Basic and diluted (loss) income per limited partner unit(1):	14	$(0.25)	$0.11	$(0.12)	$0.06

1.
Basic and diluted (loss) income per limited partner unit for the three and six-month periods ended June 30, 2019 have been restated to reflect the impact of the special distribution on March 31, 2020. Refer to Note 2, Summary of Accounting Policies for further details.

The accompanying notes are an integral part of the financial statements.

Q2 2020 INTERIM REPORT 3

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS, UNAUDITED	Notes	2020	2019	2020	2019
Net income		$34	$254	$182	$419
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss:
Marketable securities, net of tax	6	38	—	46	29
Unrealized actuarial losses		(21)	(4)	(2)	(12)
Investment in associates and joint ventures	9	(1)	—	(1)	—
Tax impact of remeasurement of revaluation surplus and other		5	—	(28)	—
		21	(4)	15	17
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		115	115	(1,720)	233
Cash flow hedge	6	(16)	(42)	(265)	(55)
Net investment hedge	6	(4)	(6)	130	(29)
Taxes on the above items		10	5	50	12
Investment in associates and joint ventures	9	(72)	(40)	34	(72)
		33	32	(1,771)	89
Total other comprehensive income (loss)		54	28	(1,756)	106
Comprehensive income (loss)		$88	$282	$(1,574)	$525

Attributable to:
Limited partners		$(56)	$29	$(589)	$26
General partner		45	39	88	77
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		(25)	12	(248)	11
Class A shares of Brookfield Infrastructure Corporation		(8)	—	(9)	—
Exchange LP Units		—	—	(2)	—
Interest of others in operating subsidiaries		132	202	(814)	411
The accompanying notes are an integral part of the financial statements.

4 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners						Non-Controlling Interest – Redeemable Partnership Units held by Brookfield
FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2020 US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive loss(1)	Limited partners	General partner	Redeemable units held by Brookfield	(Deficit)	Ownership changes	Accumulated other comprehensive loss(1)	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – class A shares of BIPC	Non-controlling interest – Exchange LP Units	Non-controlling interest – in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital

Balance as at March 31, 2020	$5,498	$(1,869)	$547	$(168)	$4,008	$19	$2,328	$(803)	$128	$(47)	$1,606	$625	$14	$11,851	$935	$19,058
Net (loss) income	—	(67)	—	—	(67)	45	—	(29)	—	—	(29)	(10)	—	95	—	34
Other comprehensive income	—	—	—	11	11	—	—	—	—	4	4	2	—	37	—	54
Comprehensive (loss) income	—	(67)	—	11	(56)	45	—	(29)	—	4	(25)	(8)	—	132	—	88
Unit issuance(2)	3	—	—	—	3	—	—	—	—	—	—	—	—	—	—	3
Partnership distributions(3)	—	(143)	—	—	(143)	(47)	—	(58)	—	—	(58)	(22)	(1)	—	—	(271)
Partnership preferred distributions(3)	—	(8)	—	—	(8)	—	—	(3)	—	—	(3)	(1)	—	—	—	(12)
Capital provided by non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	45	—	45
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	(168)	—	(168)
Other items(1)	19	—	—	—	19	—	—	—	—	—	—	(18)	(1)	—	—	—
Balance as at June 30, 2020	$5,520	$(2,087)	$547	$(157)	$3,823	$17	$2,328	$(893)	$128	$(43)	$1,520	$576	$12	$11,860	$935	$18,743

1.	Refer to Note 16 Accumulated Other Comprehensive Income (Loss).

2.	Refer to Note 14 Partnership Capital.

3.	Refer to Note 15 Distributions.

The accompanying notes are an integral part of the financial statements.

Q2 2020 INTERIM REPORT 5

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners						Non-Controlling Interest – Redeemable Partnership Units held by Brookfield
FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2019 US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Redeemable units held by Brookfield	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – Exchange LP Units	Non-controlling interest – in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital

Balance as at March 31, 2019	$4,935	$(1,036)	$496	$238	$4,633	$22	$2,078	$(447)	$107	$125	$1,863	$23	$8,799	$935	$16,275
Net income	—	42	—	—	42	39	—	17	—	—	17	—	156	—	254
Other comprehensive (loss) income	—	—	—	(13)	(13)	—	—	—	—	(5)	(5)	—	46	—	28
Comprehensive income (loss)	—	42	—	(13)	29	39	—	17	—	(5)	12	—	202	—	282
Unit issuance(2)	2	—	—	—	2	—	—	—	—	—	—	—	—	—	2
Partnership distributions(3)	—	(141)	—	—	(141)	(38)	—	(58)	—	—	(58)	(1)	—	—	(238)
Partnership preferred distributions(3)	—	(9)	—	—	(9)	—	—	(4)	—	—	(4)	—	—	—	(13)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	—	—	—	40	—	40
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	(123)	—	(123)
Other items(2)	1	—	6	—	7	—	—	—	2	—	2	(1)	—	—	8
Balance as at June 30, 2019	$4,938	$(1,144)	$502	$225	$4,521	$23	$2,078	$(492)	$109	$120	$1,815	$21	$8,918	$935	$16,233

1.	Refer to Note 16 Accumulated Other Comprehensive Income (Loss).

2.	Refer to Note 14 Partnership Capital.

3.	Refer to Note 15 Distributions.

4.	Refer to Note 5 Acquisition of Businesses.

The accompanying notes are an integral part of the financial statements.

6 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners						Non-Controlling Interest – Redeemable Partnership Units held by Brookfield
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2020 US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income (loss)(1)	Limited partners	General partner	Redeemable units held by Brookfield	(Deficit)	Ownership changes	Accumulated other comprehensive income (loss)(1)	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – class A shares of BIPC	Non-controlling interest – Exchange LP Units	Non-controlling interest – in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital

Balance as at January 1, 2020	$5,495	$(1,430)	$510	$473	$5,048	$24	$2,328	$(613)	$101	$223	$2,039	$—	$18	$14,113	$935	$22,177
Net (loss) income	—	(15)	—	—	(15)	91	—	(8)	—	—	(8)	(10)	—	124	—	182
Other comprehensive (loss) income	—	—	—	(574)	(574)	(3)	—	—	—	(240)	(240)	1	(2)	(938)	—	(1,756)
Comprehensive (loss) income	—	(15)	—	(574)	(589)	88	—	(8)	—	(240)	(248)	(9)	(2)	(814)	—	(1,574)
Unit issuance(2)	5	—	—	—	5	—	—	—	—	—	—	—	—	—	—	5
Partnership distributions(3)	—	(301)	—	—	(301)	(93)	—	(123)	—	—	(123)	(22)	(2)	—	—	(541)
Partnership preferred distributions(3)	—	(17)	—	—	(17)	—	—	(6)	—	—	(6)	(1)	—	—	—	(24)
Disposition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	—	—	—	—	(866)	—	(866)
Capital provided by non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	45	—	45
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	(647)	—	(647)
Issuance of class A shares of BIPC(2),(5)	—	(398)	(61)	18	(441)	(2)	—	(174)	(14)	5	(183)	626	—	—	—	—
Other items(1),(4)	20	74	98	(74)	118	—	—	31	41	(31)	41	(18)	(2)	29	—	168
Balance as at June 30, 2020	$5,520	$(2,087)	$547	$(157)	$3,823	$17	$2,328	$(893)	$128	$(43)	$1,520	$576	$12	$11,860	$935	$18,743

1.	Refer to Note 16 Accumulated Other Comprehensive Income (Loss).

2.	Refer to Note 14 Partnership Capital.

3.	Refer to Note 15 Distributions.

4.	Refer to Note 4 Disposition of Businesses.

5.	Refer to Note 2 Summary of Accounting Policies.

The accompanying notes are an integral part of the financial statements.

Q2 2020 INTERIM REPORT 7

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners						Non-Controlling Interest – Redeemable Partnership Units held by Brookfield
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2019 US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Redeemable units held by Brookfield	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – Exchange LP Units	Non-controlling interest – in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital

Balance as at January 1, 2019	$4,911	$(856)	$249	$209	$4,513	$22	$2,078	$(370)	$3	$112	$1,823	$71	$7,303	$936	$14,668
Net income	—	36	—	—	36	77	—	15	—	—	15	—	291	—	419
Other comprehensive (loss) income	—	—	—	(10)	(10)	—	—	—	—	(4)	(4)	—	120	—	106
Comprehensive income (loss)	—	36	—	(10)	26	77	—	15	—	(4)	11	—	411	—	525
Unit issuance(2)	4	—	—	—	4	—	—	—	—	—	—	—	—	—	4
Unit repurchases(2)	(28)	—	—	—	(28)	—	—	—	—	—	—	—	—	(1)	(29)
Partnership distributions(3)	—	(281)	—	—	(281)	(76)	—	(117)	—	—	(117)	(2)	—	—	(476)
Partnership preferred distributions(3)	—	(17)	—	—	(17)	—	—	(8)	—	—	(8)	—	—	—	(25)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	—	—	—	1,884	—	1,884
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	(491)	—	(491)
Other items(1),(2)	51	(26)	253	26	304	—	—	(12)	106	12	106	(48)	(189)	—	173
Balance as at June 30, 2019	$4,938	$(1,144)	$502	$225	$4,521	$23	$2,078	$(492)	$109	$120	$1,815	$21	$8,918	$935	$16,233

1.	Refer to Note 16 Accumulated Other Comprehensive Income (Loss).

2.	Refer to Note 14 Partnership Capital.

3.	Refer to Note 15 Distributions.

4.	Refer to Note 5 Acquisition of Businesses.

The accompanying notes are an integral part of the financial statements.

8 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS, UNAUDITED	Notes	2020	2019	2020	2019
Operating Activities
Net income		$34	$254	$182	$419
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	9	27	19	72	32
Depreciation and amortization expense	7,8	375	323	775	615
Mark-to-market on hedging items, provisions and other	6	84	(44)	265	10
Deferred income tax expense (recovery)		8	(1)	56	11
Changes in non-cash working capital, net		87	29	(13)	54
Cash from operating activities		615	580	1,337	1,141

Investing Activities
Acquisition of subsidiaries, net of cash acquired	5	—	(40)	—	(2,190)
Disposal of subsidiaries, net of cash disposed	4	—	—	722	—
Investments in associates and joint ventures	9	—	188	—	—
Acquisition funded on behalf of parent	17	—	581	—	—
Disposal of investments in associates and joint ventures	9	—	135	—	135
Purchase of long-lived assets	7,8	(275)	(282)	(662)	(526)
Disposal of long-lived assets	7,8	9	6	20	13
Purchase of financial assets		(271)	(43)	(534)	(48)
Sale of financial assets		168	4	278	9
Net settlement of foreign exchange hedging items	6	1	37	83	36
Cash (used by) from investing activities		(368)	586	(93)	(2,571)

Financing Activities
Distributions to general partner	15	(47)	(38)	(93)	(76)
Distributions to other unitholders	15	(236)	(213)	(472)	(425)
Subsidiary distributions to non-controlling interest		(168)	(123)	(647)	(491)
Capital provided by non-controlling interest		45	13	223	1,285
Capital provided to non-controlling interest	4	—	—	(616)	—
Proceeds from partial disposition of subsidiaries to non-controlling interest, net of taxes	4	—	—	168	165
Deposit received from parent	17	—	456	—	823
Proceeds from corporate borrowings	10	275	—	275	—
Proceeds from corporate credit facility	10	512	743	1,455	2,619
Repayment of corporate credit facility	10	(515)	(1,708)	(1,065)	(3,129)
Proceeds from non-recourse borrowings	10	570	152	2,210	2,051
Repayment of non-recourse borrowings	10	(498)	(427)	(1,979)	(1,204)
Lease liability repaid		(43)	(33)	(86)	(69)
Preferred units and preferred shares issued, net of repurchases	14	—	—	—	72
Partnership units repurchased	14	—	—	—	(28)
Partnership units issued, net of issuance costs	14	3	2	5	4
Cash (used by) from financing activities		(102)	(1,176)	(622)	1,597

Cash and cash equivalents
Change during the period		145	(10)	622	167
Impact of foreign exchange on cash		9	5	(69)	8
Balance, beginning of period		1,226	720	827	540
Balance, end of period		$1,380	$715	$1,380	$715
The accompanying notes are an integral part of the financial statements.

Q2 2020 INTERIM REPORT 9

NOTES TO THE UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2020 AND DECEMBER 31, 2019 AND
FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019
1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS
Brookfield Infrastructure Partners L.P. (our “partnership” and, together with its subsidiaries and operating entities, “Brookfield Infrastructure”) owns and operates utilities, transport, energy and data infrastructure businesses in North and South America, Europe and the Asia Pacific region. Our partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. Our partnership is a subsidiary of Brookfield Asset Management Inc. (“Brookfield”). Our partnership’s units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. Our cumulative Class A preferred limited partnership units, Series 1, Series 3, Series 5, Series 7, Series 9, and Series 11 are listed on the Toronto Stock Exchange under the symbols “BIP.PR.A”, “BIP.PR.B”, “BIP.PR.C”, “BIP.PR.D”, “BIP.PR.E”, and “BIP.PR.F” respectively. Our partnership’s registered office is 73 Front Street, 5th Floor, Hamilton, HM12, Bermuda.
In these notes to the interim condensed and consolidated financial statements, references to “units” are to the limited partnership units in our partnership other than the preferred units, references to our “preferred units” are to preferred limited partnership units in our partnership and references to our “unitholders” and “preferred unitholders” are to the holders of our units and preferred units, respectively. References to “Series 5 Preferred Units”, “Series 7 Preferred Units”, “Series 9 Preferred Units”, and “Series 11 Preferred Units” are to cumulative Class A preferred limited partnership units, Series 5, cumulative Class A preferred limited partnership units, Series 7, cumulative Class A preferred limited partnership units, Series 9, and cumulative Class A preferred limited partnership units, Series 11, in our partnership, respectively.

2. SUMMARY OF ACCOUNTING POLICIES
a) Brookfield Infrastructure Corporation
On August 30, 2019, Brookfield Infrastructure Corporation (“BIPC”) was established by the partnership. On March 30, 2020, the partnership contributed our U.K. regulated distribution operation and Brazilian regulated gas transmission operation to BIPC. On March 31, 2020, the partnership completed a special distribution (the “special distribution”) whereby unitholders as of March 20, 2020 (the “Record Date”) received one class A exchangeable subordinate voting share (“exchangeable share” or the “class A shares of BIPC”) for every nine units held. Immediately prior to the special distribution, the partnership received exchangeable shares through a distribution by Brookfield Infrastructure L.P. (“Holding LP”), or the Holding LP Distribution, of the class A shares to all of its unitholders. As a result of the Holding LP Distribution, (i) Brookfield and its subsidiaries received approximately 13.7 million class A shares and (ii) the partnership received approximately 32.6 million class A shares, which it subsequently distributed to unitholders pursuant to the special distribution. Immediately following the special distribution, (i) holders of units held approximately 70.4% of the issued and outstanding class A shares (ii) Brookfield and its affiliates held approximately 29.6% of the issued and outstanding class A shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75.0% voting interest in BIPC, and all of the issued and outstanding class C non-voting shares, or class C shares, of BIPC, which entitle the partnership to the residual value in BIPC after payment in full of the amount due to holders of class A shares and class B shares. The partnership directly and indirectly controlled BIPC prior to the special distribution and continues to control BIPC subsequent to the special distribution through its interests in the company.
The class A shares of BIPC are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BIPC”.

i)	Class A Shares
At any time, holders of class A shares shall have the right to exchange all or a portion of their shares for one unit per class A share held or its cash equivalent based on the NYSE closing price of one unit on the date that the request for exchange is received, on a fixed-for-fixed basis. The partnership has the ability to redeem class A shares in units instead of cash when the exchange is requested by the shareholder. Additionally, the partnership has the ability to exchange all class A shares for units at our election, on a fixed-for-fixed basis. As a result of the share characteristics, class A shares have been classified as non-controlling interests in the interim condensed and consolidated financial statements of our partnership.

ii)	Basic and diluted income per unit:
The special distribution resulted in the issuance of approximately 46.3 million exchangeable shares. All historical per unit disclosures have been retroactively adjusted for the impact of the special distribution.

10 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

b) Statement of Compliance
These interim condensed and consolidated financial statements of our partnership and its subsidiaries (together “Brookfield Infrastructure”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year-ended December 31, 2019. The accounting policies that our partnership applied in its annual consolidated financial statements as of and for the year-ended December 31, 2019 are disclosed in Note 3 of such financial statements, with which reference should be made in reading these interim condensed and consolidated financial statements.
These interim condensed and consolidated financial statements were authorized for issuance by the Board of Directors of our partnership on August 13, 2020.
c) Critical Accounting Judgments and Key Sources of Estimation Uncertainty
In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The areas of policy judgment are consistent with those reported in our consolidated financial statements as of and for the year ended December 31, 2019. As disclosed in our 2019 annual consolidated financial statements, our partnership uses critical assumptions and estimates to determine the fair value of our property, plant and equipment and the value-in-use or fair value less costs of disposal of the cash-generating units or groups of cash generating units to which goodwill or an intangible asset has been allocated.
In March 2020, the World Health Organization declared a global pandemic related to COVID-19. To date, there has been significant volatility in commodity and foreign exchange markets as well as restrictions on the conduct of business in many jurisdictions and the global movement of people and certain goods. In light of the economic environment, our partnership has assessed the impact of the economic shutdowns on our asset valuations. In making these assessments, we reviewed business risks, cash flow assumptions, and discount rates for the impacts of government imposed shutdowns. We have applied certain assumptions as to the pace of economic recovery and continue to monitor operating results against them. As a provider of essential services, substantially all of our businesses have remained in operation while we continue to safeguard the health of our employees. In addition, the majority of our businesses are subject to regulated cash flows or long-term take-or-pay contracts with minimal volume risk. Based on our partnership’s assessment, no impairments to our asset values were required as at June 30, 2020. Please refer to Note 7, Property Plant and Equipment, Note 8, Intangible Assets, and Note 9, Investments in Associates and Joint Ventures for further details.
3. SEGMENT INFORMATION
IFRS 8, Operating Segments, requires operating segments to be determined based on information that is regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assess its performance. Key measures used by the Chief Operating Decision Maker (“CODM”) in assessing performance and in making resource allocation decisions are Funds from Operations (“FFO”) and earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”), which enable the determination of return on the equity deployed. FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Adjusted EBITDA is calculated as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses.

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2020 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$248	$283	$266	$104	$—	$901	$(298)	$1,343	$1,946
Costs attributed to revenues	(74)	(138)	(128)	(51)	—	(391)	130	(802)	(1,063)
General and administrative costs	—	—	—	—	(72)	(72)	—	—	(72)
Adjusted EBITDA	174	145	138	53	(72)	438	(168)	541
Other (expense) income	(10)	9	2	2	40	43	(7)	(40)	(4)
Interest expense	(34)	(46)	(34)	(12)	(22)	(148)	46	(145)	(247)
FFO	130	108	106	43	(54)	333	(129)	356
Depreciation and amortization	(42)	(76)	(63)	(41)	—	(222)	92	(245)	(375)
Deferred taxes	(15)	5	(1)	19	(4)	4	(12)	—	(8)
Mark-to-market on hedging items and other	(13)	(32)	(24)	(5)	(102)	(176)	38	(16)	(154)
Share of earnings from associates	—	—	—	—	—	—	11	—	11
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(95)	(95)
Net income (loss) attributable to partnership(2)	$60	$5	$18	$16	$(160)	$(61)	$—	$—	$(61)

Q2 2020 INTERIM REPORT 11

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2019 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$278	$386	$256	$67	$—	$987	$(369)	$1,067	$1,685
Costs attributed to revenues	(88)	(202)	(133)	(28)	—	(451)	180	(569)	(840)
General and administrative costs	—	—	—	—	(64)	(64)	—	—	(64)
Adjusted EBITDA	190	184	123	39	(64)	472	(189)	498
Other (expense) income	(9)	2	6	1	19	19	(1)	(15)	3
Interest expense	(38)	(51)	(33)	(10)	(22)	(154)	46	(133)	(241)
FFO	143	135	96	30	(67)	337	(144)	350
Depreciation and amortization	(44)	(94)	(65)	(30)	(1)	(234)	105	(194)	(323)
Deferred taxes	(27)	5	3	(1)	1	(19)	14	6	1
Mark-to-market on hedging items and other	44	(37)	(25)	(9)	41	14	(9)	(6)	(1)
Share of earnings from associates	—	—	—	—	—	—	34	—	34
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(156)	(156)
Net income (loss) attributable to partnership(2)	$116	$9	$9	$(10)	$(26)	$98	$—	$—	$98

	Total attributable to Brookfield Infrastructure
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2020 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$523	$608	$543	$213	$—	$1,887	$(627)	$2,882	$4,142
Costs attributed to revenues	(156)	(297)	(257)	(104)	—	(814)	267	(1,755)	(2,302)
General and administrative costs	—	—	—	—	(133)	(133)	—	—	(133)
Adjusted EBITDA	367	311	286	109	(133)	940	(360)	1,127
Other (expense) income	(22)	8	5	—	59	50	(3)	(69)	(22)
Interest expense	(69)	(91)	(70)	(24)	(45)	(299)	88	(318)	(529)
FFO	276	228	221	85	(119)	691	(275)	740
Depreciation and amortization	(87)	(166)	(127)	(89)	—	(469)	203	(509)	(775)
Deferred taxes	(54)	13	(6)	19	(7)	(35)	(2)	(19)	(56)
Mark-to-market on hedging items and other	(23)	(98)	(49)	(23)	64	(129)	15	(88)	(202)
Share of earnings from associates	—	—	—	—	—	—	59	—	59
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(124)	(124)
Net income (loss) attributable to partnership(2)	$112	$(23)	$39	$(8)	$(62)	$58	$—	$—	$58

12 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

	Total attributable to Brookfield Infrastructure
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2019 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$547	$775	$501	$129	$—	$1,952	$(737)	$2,063	$3,278
Costs attributed to revenues	(176)	(402)	(251)	(54)	—	(883)	357	(1,112)	(1,638)
General and administrative costs	—	—	—	—	(125)	(125)	—	—	(125)
Adjusted EBITDA	371	373	250	75	(125)	944	(380)	951
Other (expense) income	(19)	1	14	2	40	38	2	(53)	(13)
Interest expense	(72)	(100)	(61)	(19)	(42)	(294)	87	(246)	(453)
FFO	280	274	203	58	(127)	688	(291)	652
Depreciation and amortization	(89)	(185)	(124)	(55)	(1)	(454)	203	(364)	(615)
Deferred taxes	(40)	11	1	3	4	(21)	10	—	(11)
Mark-to-market on hedging items and other	33	(77)	(39)	(15)	13	(85)	26	3	(56)
Share of earnings from associates	—	—	—	—	—	—	52	—	52
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(291)	(291)
Net income (loss) attributable to partnership(2)	$184	$23	$41	$(9)	$(111)	$128	$—	$—	$128

1.
The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to our partnership’s Consolidated Statements of Operating Results on a line by line basis by aggregating the components comprising the earnings from our partnership’s investments in associates and joint ventures and reflecting the portion of each line item attributable to non-controlling interests.

2.
Includes net income (loss) attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, non-controlling interests—Exchange LP Units, general partner, limited partners and class A shares of BIPC.

Segment assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of Brookfield Infrastructure’s assets by reportable operating segment.

	Total Attributable to Brookfield Infrastructure
AS OF JUNE 30, 2020 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
Total assets	$5,224	$5,780	$5,458	$2,114	$(1,111)	$17,465	$(2,762)	$28,970	$7,649	$51,322

	Total Attributable to Brookfield Infrastructure
AS OF DECEMBER 31, 2019 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
Total assets	$5,825	$6,916	$5,589	$2,204	$(1,284)	$19,250	$(2,884)	$32,621	$7,321	$56,308

1.
The above table provides each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby our partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure’s proportionate assets to total assets presented on our partnership’s Consolidated Statements of Financial Position by removing net liabilities contained within investments in associates and joint ventures and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

Q2 2020 INTERIM REPORT 13

4. DISPOSITION OF BUSINESSES
a) Disposition of Colombian Regulated Distribution Operation
On January 14, 2020, Brookfield Infrastructure, alongside institutional partners (collectively the “EBSA consortium”) completed the sale of its 17% interest in a Colombian regulated distribution operation for proceeds of approximately $88 million (EBSA consortium total of approximately $495 million). Our partnership recognized a gain of $36 million (EBSA consortium total of $197 million) in the Consolidated Statement of Operating Results. The partnership’s share of accumulated revaluation surplus was $61 million which was reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital. The partnership’s share of net losses relating to previous foreign exchange movements and cash flow hedges was $44 million which were reclassified from accumulated other comprehensive income to other (expense) income on the Consolidated Statement of Operating Results.
b) Partial Disposition of our Interest in our Chilean Toll Road Business
On February 6, 2020, Brookfield Infrastructure completed the sale of a further 33% interest in its Chilean toll road business for net proceeds of approximately $170 million. Brookfield Infrastructure will retain control over the business subsequent to the sale. As a result of the partial disposition, a gain of approximately $140 million (net of tax) and accumulated other comprehensive losses of $44 million were recognized directly in retained earnings (deficit) on the Consolidated Statements of Partnership Capital.
c) Disposition of the Australian Portion of our North American Rail Operation
On February 15, 2020, Brookfield Infrastructure, together with institutional partners, completed the sale of its 51% interest in the Australian operations of its North American rail infrastructure business for total consideration of approximately $420 million, of which approximately $40 million is attributable to our partnership. The total consideration includes deferred consideration of approximately $195 million. Our partnership recognized no gain or loss on disposition.
5. ACQUISITION OF BUSINESSES
2019 Business Combinations
a) Acquisition of a Western Canadian natural gas midstream business (federally regulated)
On December 31, 2019, Brookfield Infrastructure, alongside institutional partners (the “NorthRiver consortium”), acquired an effective 29% interest in the federally regulated portion of Enbridge Inc.’s Canadian natural gas midstream business for total consideration of $377 million (NorthRiver consortium total of $1.3 billion). Under Brookfield’s ownership, the business is operated alongside the provincial assets acquired in 2018 and rebranded NorthRiver Midstream Inc. (“NorthRiver”). The acquisition was funded through equity of $246 million (NorthRiver consortium total of $861 million) and the remainder with asset level debt raised on closing. Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective December 31, 2019. Acquisition costs of $8 million were recorded as Other (expense) income within the Consolidated Statements of Operating Results in 2019.

Consideration transferred

US$ MILLIONS
Cash	$377
Total Consideration	$377

14 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Fair value of assets and liabilities acquired as of December 31, 2019 (provisional)(1):

US$ MILLIONS
Accounts receivable and other	$5
Property, plant and equipment	1,198
Intangible assets	74
Goodwill	218
Deferred income tax assets	41
Accounts payable and other liabilities	(218)
Net assets acquired before non-controlling interest	1,318
Non-controlling interest(2)	(941)
Net assets acquired	$377

1.
The fair values of certain acquired assets and liabilities for this operation have been determined on a provisional basis given the proximity of the acquisition to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily related to the fair value of property, plant and equipment, intangible assets and the resulting impact to goodwill as at the date of acquisition.

2.	Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
The goodwill recorded on acquisition is largely reflective of the potential to obtain long-term contracts for the business’ unutilized capacity and production growth in certain locations. The goodwill recognized is deductible for income tax purposes.
b) Acquisition of a North American rail business
On December 30, 2019, Brookfield Infrastructure, alongside institutional partners (the “G&W consortium”), acquired an effective 9% interest in Genesee & Wyoming Inc. (“G&W”), a North American rail infrastructure business, for total consideration of approximately $602 million (G&W consortium total of $6.5 billion). The acquisition was funded through equity of $502 million (G&W consortium total of $5.4 billion) and the remainder with asset level debt raised on closing. Concurrently, Brookfield Infrastructure entered into a voting agreement with affiliates of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective December 30, 2019. Acquisition costs of $38 million were recorded within Other (expense) income in the Consolidated Statements of Operating Results in 2019.

Q2 2020 INTERIM REPORT 15

Consideration transferred

US$ MILLIONS
Cash	$602
Total Consideration	$602

Fair value of assets and liabilities acquired as of December 30, 2019 (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$67
Accounts receivable and other	509
Assets classified as held for sale(2)	1,584
Property, plant and equipment	5,283
Intangible assets	1,992
Investment in associate	48
Goodwill	2,042
Accounts payable and other liabilities	(612)
Non-recourse borrowings	(1,567)
Liabilities directly associated with assets classified as held for sale(2)	(893)
Other liabilities	(566)
Deferred income tax liabilities	(1,111)
Net assets acquired before non-controlling interest	6,776
Non-controlling interest(3)	(6,174)
Net assets acquired	$602

1.
The fair values of certain acquired assets and liabilities for this operation have been determined on a provisional basis given the proximity of the acquisition to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of property, plant and equipment, intangible assets, deferred income taxes and other tax matters, provisions and the resulting impact to goodwill as at the date of the acquisition.

2.
Brookfield Infrastructure agreed to sell the Australian operations of G&W. As a result, the assets and liabilities of these businesses were classified as held for sale as at December 31, 2019. The sale was completed on February 15, 2020. Refer to Note 4 Disposition of Businesses for further details.

3.	Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
The goodwill recorded on acquisition reflects potential growth prospects and a strong market position as a key provider of rail infrastructure in North America. None of the goodwill recognized is deductible for income tax purposes.
c) Acquisition of a U.K. telecommunication business
On December 19, 2019, Brookfield Infrastructure, alongside institutional partners (the “consortium”), acquired an effective 25% interest in Wireless Infrastructure Group Limited (“WIG”), a U.K. telecommunication business, for total consideration by Brookfield Infrastructure of approximately $141 million (consortium total of $564 million). Brookfield Infrastructure’s consideration consists of $73 million in cash (consortium total of $293 million) and deferred consideration of $68 million (consortium total of $270 million) payable over two years from the close of the transaction. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective December 19, 2019. Acquisition costs of $6 million were recorded as Other (expense) income within the Consolidated Statements of Operating Results in 2019.

16 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Consideration transferred

US$ MILLIONS
Cash	$73
Deferred consideration	68
Total Consideration	$141

Fair value of assets and liabilities acquired as of December 19, 2019 (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$9
Accounts receivable and other	18
Property, plant and equipment	95
Intangible assets	465
Goodwill	301
Accounts payable and other liabilities	(53)
Non-recourse borrowings	(195)
Deferred income tax liability	(76)
Net assets acquired before non-controlling interest	564
Non-controlling interest(2)	(423)
Net assets acquired	$141

1.
The fair values of certain acquired assets and liabilities for this operation have been determined on a provisional basis given the proximity of the acquisition to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of property, plant and equipment, intangible assets, non-recourse borrowings, deferred income taxes and other tax matters, and the resulting impact to goodwill as at the date of the acquisition.

2.	Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
Upon consolidation of WIG, an additional deferred tax liability of $25 million was recorded. The deferred income tax liability arose as the tax bases of the net assets acquired were lower than their fair values. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of $25 million, which is recoverable so long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred. The remaining goodwill recognized on acquisition is largely reflective of potential customer growth, arising from the business’ position as one of the key telecommunication infrastructure providers in the U.K., and the increasing reliance on core telecom networks.
d) Acquisition of a natural gas pipeline in India
On March 22, 2019, Brookfield Infrastructure, along with institutional partners (the “EWPL consortium”), acquired an effective 24% interest in a cross country gas pipeline business in India, East-West Pipeline (“EWPL”), for total consideration of $443 million (EWPL consortium total of $1,879 million). The partnership’s share of the acquisition was funded through equity of $226 million (EWPL consortium total of $959 million) and $217 million (EWPL consortium total of $920 million) of asset level debt raised on closing. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective March 22, 2019. Acquisition costs of $3 million were recorded within Other (expense) income in the Consolidated Statements of Operating Results in 2019.

Q2 2020 INTERIM REPORT 17

Consideration transferred

US$ MILLIONS
Cash	$443
Total Consideration	$443
Fair value of assets and liabilities acquired as of March 22, 2019:

US$ MILLIONS
Accounts receivable and other	$94
Property, plant and equipment	2,134
Intangible assets	295
Accounts payable and other liabilities	(66)
Net assets acquired before non-controlling interest	2,457
Non-controlling interest(1)	(2,014)
Net assets acquired	$443

1.	Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
e) Acquisition of DCI Data Centers
On January 4, 2019, Brookfield Infrastructure, alongside institutional partners (the “DCI consortium”), acquired an effective 29% interest in DCI Data Centers (“DCI”), an Australian data storage business, for total consideration of $78 million (DCI consortium total of $272 million). The partnership’s share of the acquisition was funded through equity of $48 million (DCI consortium total of $166 million) and the remainder with asset level debt raised on closing. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective January 4, 2019. Acquisition costs of $11 million were recorded within Other (expense) income in the Consolidated Statements of Operating Results in 2019.
Consideration transferred

US$ MILLIONS
Cash	$78
Total Consideration	$78
Fair values of assets and liabilities acquired as of January 4, 2019:

US$ MILLIONS
Accounts receivable and other	$2
Investment properties	211
Goodwill	68
Accounts payable and other liabilities	(9)
Net assets acquired before non-controlling interest	272
Non-controlling interest(1)	(194)
Net assets acquired	$78

1.	Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
The goodwill recorded on acquisition is largely reflective of potential customer growth, arising from the business’ position as one of the key data storage providers in Australia, and the increasing rate of worldwide data consumption. None of the goodwill recognized is deductible for income tax purposes.

18 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

f) Individually insignificant business combinations
The following table summarizes the purchase price allocation of individually insignificant business combinations that were completed in 2019.

US$ MILLIONS
Cash	$24
Pre-existing interest in business(1)	30
Total consideration	$54

1.	Prior to the acquisition, Brookfield held an interest in two of the acquirees which were accounted for using the equity method.
Fair value of assets and liabilities acquired during 2019 (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$16
Accounts receivable and other	6
Intangible assets	422
Goodwill	15
Accounts payable and other liabilities	(21)
Non-recourse borrowings	(210)
Deferred income tax liabilities	(55)
Net assets acquired before non-controlling interest	173
Non-controlling interest(2)	(119)
Net assets acquired	$54

1.
The fair values of certain acquired assets and liabilities have been determined on a provisional basis given the proximity of the acquisitions to the reporting date. Our partnership is in the process of obtaining additional information primarily related to the fair value of intangible assets, goodwill and provisions as at the date of acquisition. The fair value of assets and liabilities acquired in April 2019 are no longer provisional.

2.	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
6. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analyses, using observable market inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, Brookfield Infrastructure looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.
Classification of Financial Instruments
Financial instruments classified as fair value through profit or loss are carried at fair value on the Consolidated Statements of Financial Position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit or loss. Mark-to-market adjustments on hedging items for those in an effective hedging relationship and changes in the fair value of securities designated as fair value through other comprehensive income are recognized in other comprehensive income.

Q2 2020 INTERIM REPORT 19

Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated classifications as at June 30, 2020:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$1,380	$1,380
Accounts receivable and other	—	—	1,635	1,635
Financial assets (current and non-current)(1)	938	86	308	1,332
Marketable securities	187	119	—	306
Total	$1,125	$205	$3,323	$4,653

Financial liabilities
Corporate borrowings	$—	$—	$3,074	$3,074
Non-recourse borrowings (current and non-current)	—	—	17,860	17,860
Accounts payable and other	—	—	2,271	2,271
Preferred shares(2)	—	—	20	20
Financial liabilities (current and non-current)(1)	759	—	1,624	2,383
Total	$759	$—	$24,849	$25,608

1.	Derivative instruments which are elected for hedge accounting totaling $717 million are included in financial assets and $538 million of derivative instruments are included in financial liabilities.

2.	$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.
The following table provides the allocation of financial instruments and their associated classifications as at December 31, 2019:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$827	$827
Accounts receivable and other	—	—	1,960	1,960
Financial assets (current and non-current)(1)	893	16	144	1,053
Marketable securities	69	73	—	142
Total	$962	$89	$2,931	$3,982

Financial liabilities
Corporate borrowings	$—	$—	$2,475	$2,475
Non-recourse borrowings (current and non-current)	—	—	18,544	18,544
Accounts payable and other	—	—	2,410	2,410
Preferred shares(2)	—	—	20	20
Financial liabilities (current and non-current)(1)	490	—	1,683	2,173
Total	$490	$—	$25,132	$25,622

1.	Derivative instruments which are elected for hedge accounting totaling $694 million are included in financial assets and $285 million of derivative instruments are included in financial liabilities.

2.	$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.

20 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table provides the carrying values and fair values of financial instruments as at June 30, 2020 and December 31, 2019:

	June 30, 2020		December 31, 2019
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$1,380	$1,380	$827	$827
Accounts receivable and other	1,635	1,635	1,960	1,960
Financial assets (current and non-current)	1,332	1,332	1,053	1,053
Marketable securities	306	306	142	142
Total	$4,653	$4,653	$3,982	$3,982

Financial liabilities
Corporate borrowings(1)	$3,074	$3,169	$2,475	$2,507
Non-recourse borrowings(2)	17,860	17,929	18,544	18,891
Accounts payable and other (current and non-current)	2,271	2,271	2,410	2,410
Preferred shares(3)	20	20	20	20
Financial liabilities (current and non-current)	2,383	2,383	2,173	2,173
Total	$25,608	$25,772	$25,622	$26,001

1.	Corporate borrowings are classified under level 1 of the fair value hierarchy; quoted prices in an active market are available.

2.
Non-recourse borrowings are classified under level 2 of the fair value hierarchy with the exception of certain borrowings at the U.K. port operation, which are classified under level 1. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.

3.	$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.
Hedging Activities
Brookfield Infrastructure uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, Brookfield Infrastructure determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting, the derivative must be designated as a hedge of a specific exposure and the hedging relationship must meet all of the hedge effectiveness requirements in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the hedging relationship does not meet all of the hedge effectiveness requirements, hedge accounting is discontinued prospectively.
Cash Flow Hedges
Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the three and six-month periods ended June 30, 2020, pre-tax net unrealized losses of $16 million and $265 million, respectively (2019: $42 million and $55 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As of June 30, 2020, there was a net derivative asset balance of $127 million relating to derivative contracts designated as cash flow hedges (December 31, 2019: $363 million).
Net Investment Hedges
Brookfield Infrastructure uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the three and six-month periods ended June 30, 2020, losses of $4 million and gains of $130 million, respectively, (2019: losses of $6 million and $29 million) were recorded in other comprehensive income relating to the effective portion of hedges of net investments in foreign operations. Further, for the three and six-month periods ended June 30, 2020, Brookfield Infrastructure received $1 million and $83 million, respectively (2019: $37 million and $36 million) relating to the settlement of foreign exchange contracts in the periods. As of June 30, 2020, there was a net unrealized derivative asset balance of $52 million relating to derivative contracts designated as net investment hedges (December 31, 2019: $46 million).

Q2 2020 INTERIM REPORT 21

Fair Value Hierarchical Levels—Financial Instruments
Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

•	Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

•
Level 2 – Inputs other than quoted prices included in Level 1 are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts and other financial assets carried at fair value in an inactive market.

•
Level 3 – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities that are included in this category are interest rate swap contracts, derivative contracts, certain equity securities carried at fair value which are not traded in an active market and the non-controlling interest’s share of net assets of limited life funds.

The fair value of our partnership’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	June 30, 2020	December 31, 2019
Marketable securities	Level 1(1)	$306	$142
Foreign currency forward contracts	Level 2(2)
Financial asset		$157	$140
Financial liability		52	97
Interest rate swaps & other	Level 2(2)
Financial asset		$862	$765
Financial liability		617	311
Other contracts	Level 3(3)
Financial asset		$5	$4
Financial liability		90	82

1.	Valuation technique: Quoted bid prices in an active market.

2.
Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange and interest rates (from observable forward exchange and interest rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects our credit risk and the credit risk of various counterparties.

3.	Valuation technique: Discounted cash flow. Future cash flows primarily driven by assumptions concerning the amount and timing of estimated future cash flows and discount rates.
Assets and liabilities measured at fair value on a recurring basis include $1,330 million (2019: $1,051 million) of financial assets and $759 million (2019: $490 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates.
During the three-month period ended June 30, 2020, no transfers were made between level 1 and 2 or level 2 and 3. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input.

	June 30, 2020			December 31, 2019
US$ MILLIONS	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Marketable securities	$306	$—	$—	$142	$—	$—
Financial assets (current and non-current)	—	1,019	5	—	905	4
Financial liabilities
Financial liabilities (current and non-current)	$—	$669	$90	$—	$408	$82

22 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

7. PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utilities Assets	Transport Assets	Energy Assets	Data Infrastructure Assets	Total Assets
Gross Carrying Amount:
Balance at January 1, 2019	$4,020	$2,485	$4,681	$444	$11,630
Change in accounting policies	21	356	197	633	1,207
Additions, net of disposals	467	122	419	8	1,016
Non-cash (disposals) additions	(2)	49	(270)	(51)	(274)
Acquisitions through business combinations(1)	—	5,283	3,332	95	8,710
Assets reclassified as held for sale	(458)	—	—	—	(458)
Net foreign currency exchange differences	135	4	72	2	213
Balance at December 31, 2019	$4,183	$8,299	$8,431	$1,131	$22,044
Additions, net of disposals	173	185	221	14	593
Non-cash additions (disposals)	2	(82)	(29)	(10)	(119)
Net foreign currency exchange differences	(291)	(132)	(307)	(14)	(744)
Balance at June 30, 2020	$4,067	$8,270	$8,316	$1,121	$21,774

Accumulated depreciation:
Balance at January 1, 2019	$(613)	$(744)	$(492)	$—	$(1,849)
Depreciation expense	(171)	(178)	(328)	(87)	(764)
Disposals (additions)	7	2	(4)	—	5
Assets reclassified as held for sale	194	—	—	—	194
Non-cash disposals (additions)	3	(27)	50	—	26
Net foreign currency exchange differences	(14)	(3)	(11)	(1)	(29)
Balance at December 31, 2019	$(594)	$(950)	$(785)	$(88)	$(2,417)
Depreciation expense	(74)	(215)	(204)	(50)	(543)
Disposals	1	4	1	—	6
Non-cash disposals	—	100	2	6	108
Net foreign currency exchange differences	40	34	20	1	95
Balance at June 30, 2020	$(627)	$(1,027)	$(966)	$(131)	$(2,751)

Accumulated fair value adjustments:
Balance at January 1, 2019	$1,401	$810	$822	$—	$3,033
Assets reclassified as held for sale	(416)	—	—	—	(416)
Fair value adjustments	347	45	327	—	719
Net foreign currency exchange differences	38	2	22	—	62
Non-cash disposals	—	—	(12)	—	(12)
Balance at December 31, 2019	$1,370	$857	$1,159	$—	$3,386
Net foreign currency exchange differences	(88)	(20)	(22)	—	(130)
Balance at June 30, 2020	$1,282	$837	$1,137	$—	$3,256

Net book value:
December 31, 2019	4,959	8,206	8,805	1,043	23,013
June 30, 2020(2)	$4,722	$8,080	$8,487	$990	$22,279

1.	Refer to Note 5 Acquisition of Businesses for further details.

2.
Includes right-of-use assets of $15 million in our utilities segment, $1,271 million in our transport segment, $254 million in our energy segment and $526 million in our data infrastructure segment. Current lease liabilities of $216 million have been included in accounts payable and other and non-current lease liabilities of $1,519 million have been included in other liabilities in the Consolidated Statement of Financial Position.

Q2 2020 INTERIM REPORT 23

The partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2019 and 2018. Brookfield Infrastructure determined fair value under the income method or on a depreciated replacement cost basis. The partnership’s right-of-use assets recorded as property, plant, and equipment are measured using the cost model. Assets under development were revalued where fair value could be reliably measured.
Due to the recent volatility observed in capital market prices and the interruption to global supply chains, our partnership reviewed the significant inputs to the valuation of our property, plant, and equipment. In our assessment, we considered the nature of the operations’ cash flows, whether the asset is exposed to volume risk, the applicable regulatory framework and the business’ actual performance against plan, amongst other factors. While some of the assumptions used in determining fair values have changed, the overall valuation of our assets have not been significantly impacted. In making this assessment, we have also assumed that the economic impact of the global pandemic will not materially persist in the long term. Our partnership undertook a process to assess the appropriateness of discount rates considering changes to risk-free rates, changes to credit spreads as well as changes to our businesses’ operating cash flows and changes to any risk premium inherent in such cash flows. These considerations led us to conclude the discount rates for the current period should remain consistent with year-end rates. Our partnership considered changes to risk-free borrowing rates, equity risk premiums as well as any impact to asset-level cash flows built into fair value models which we believe address future cash flow risks at this time. Terminal values and investment horizons are largely unaffected as the partnership employs a long-term investment strategy for critical infrastructure assets. In addition, the partnership has made assumptions with respect to the length and severity of these restrictions and closures as well as the recovery period in estimating the impact on future cash flows. Based on our analysis, no impairments to our property, plant and equipment were required as at June 30, 2020.

Property, plant and equipment within our Utilities segment is predominantly comprised of last mile utility connections at our U.K. regulated distribution operation and gas distribution infrastructure at our South American natural gas distribution operation. These businesses provide essential services and generate regulated cash flows. For our U.K. regulated distribution operation, tariffs are established using our regulated asset base, they provide inflation protection and are typically adjusted annually. Our U.K. operation has a diverse customer base throughout England, Scotland, and Wales, which underpins its cash flows. Our South American natural gas distribution business earns a regulated return on the replacement cost of the system plus a charge to cover operating expenses. The regulated nature of these cash flows minimizes business risk during economic downturns.

Property, plant and equipment within our Transport segment is predominantly comprised of railroads and freight equipment at our North American and Australian rail operations as well as terminals and logistics equipment at our U.K. and Australian port operations. Revenues at our Australian rail operation have been unaffected due to fixed long-term contracts. Our North American rail operations include short line and regional freight railroads connecting customers to Class I track which enables transport of large volumes of commodities. Its diversified commodity and customer mix were not significantly impacted during the current period. Cash flows from our U.K. port operations were stable as a large component is generated through fixed-price rental agreements and toll-like revenues earned on volumes moved through the harbor. Our Australian port operations were exposed to softer shipping and trade volumes. Overall, our Transport businesses are the most gross domestic product sensitive and have therefore experienced some impacts as a result of the economic shutdowns. The long-term outlook of these infrastructure businesses or the recoverable amount of their property, plant and equipment has not been significantly impacted by the global economic shutdowns and therefore, no impairment is required.

Property, plant and equipment within our Energy segment is predominantly comprised of critical residential infrastructure in North America, compression and storage facilities at our North American gas storage operation, and pipelines at our natural gas operations in India. Our North American residential energy infrastructure operation has been unaffected by the economic slowdowns as the vast majority of its cash flows are generated through long-term annuity-based rental contracts with customers. Natural gas storage revenues have performed in line with plans as higher than anticipated volumes have been partially offset by weaker pricing in the current environment. Cash flows earned from our pipeline in India are supported by fixed take-or-pay contracts which minimize volume and price risk.

Property, plant and equipment within our Data Infrastructure segment is predominantly comprised of data center facilities at our North American data center operation and communication networks at our U.K. telecommunications business. Cash flows from these businesses are supported by long-term contracts which have not been affected by the current market environment.

24 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

8. INTANGIBLE ASSETS

	As of
US$ MILLIONS	June 30, 2020	December 31, 2019
Cost	$14,012	$15,695
Accumulated amortization	(1,354)	(1,309)
Total	$12,658	$14,386
Intangible assets are allocated to the following cash generating units, or group of cash generating units:

	As of
US$ MILLIONS	June 30, 2020	December 31, 2019
Brazilian regulated gas transmission operation	$2,805	$3,885
North American rail operations	1,999	1,992
Australian regulated terminal	1,729	1,758
North American residential energy infrastructure operation	1,696	1,806
Peruvian toll roads	1,088	1,159
Chilean toll roads	729	814
Indian toll roads(1)	705	769
U.K. telecom towers operation	440	472
U.K. port operation	265	283
Brazilian electricity transmission operation	252	401
Other(2)	950	1,047
Total	$12,658	$14,386

1.	Indian toll roads include $628 million of intangible assets at our investment in Simhapuri Expressway Ltd and Rayalseema Expressway Private Limited and $77 million at BIF India Holdings Pte Ltd.

2.
Other intangibles are comprised of customer contracts at our Australian port operation, our contracted order book at our U.K. regulated distribution operation, and pipeline authorization agreements at our cross-country gas pipeline business in India.

Due to the recent volatility observed in commodity and foreign exchange markets and the interruption to global supply chains as a result of the global pandemic, our partnership performed an evaluation of potential impairment indicators on each of our intangible assets as of June 30, 2020. Based on the analysis performed, our intangible assets remain largely unaffected, with no impairment required. Our intangible assets represent long-term critical infrastructure supported by regulated or highly contracted revenues which help protect value over the long term.
The intangible assets at our Brazilian gas transmission operation relate to concession arrangements with the local energy regulator, Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (“ANP”). Total capacity is fully contracted under long-term “ship-or-pay” gas transportation agreements (“GTA”) and therefore the business is exposed to no volume or price risk. Each GTA took into account a return on regulatory asset base (“RAB”), and the tariffs were calculated on an inflation adjusted regulatory weighted average cost of capital (“WACC”) fixed for the GTA life.
The intangible assets at Brookfield Infrastructure’s North American rail operations mainly relate to customer relationships, operating network agreements and track access rights. The business provides critical first and last mile rail services which connect large Class I railroad operators to end customers. Our North American freight revenue is diversified across numerous commodities and the business largely performed in line with expectations. Customer relationships and operating network agreements as well as trackage rights, which are long-term leases, are not expected to be negatively impacted in the long term.
The intangible assets at our North American residential infrastructure operation are comprised of contractual customer relationships, customer contracts, proprietary technology and brands. The contractual customer relationships and customer contracts represent ongoing economic benefits from leasing customers and annuity-based management agreements. Proprietary technology is recognized for the development of new metering technology, which allows the business to generate revenue through its sub-metering business. Brands represent the intrinsic value customers place on the operation’s various brand names. The business generates revenues under long-term contracts with a diversified customer base across North America and is exposed to minimum volume risk. The business has continued to benefit from strong volumes and organic growth initiatives during the first half of the year.

Q2 2020 INTERIM REPORT 25

The terms and conditions of access granted to our Australian regulated terminal’s services, including tariffs that can be charged to users, are regulated by the Queensland Competition Authority. Our Australian regulated terminal operation has Standard Access Agreements with customers which entail 100% take-or-pay contracts at a designated tariff rate. Therefore, the business is not exposed to volume risks and we expect minimal impact as a result of the current market environment. The concession arrangement has an expiration date of 2051 with an option to extend the arrangement for an additional 49 years.

The intangible assets at our Peruvian, Chilean and Indian toll roads relate to concession arrangements with local transportation authorities. While our toll roads operations have experienced reduced volumes as a result of local government imposed shutdowns, we are engaged in discussions to determine if we will be compensated under the regulatory frameworks either through increased tariffs or extensions of our concession agreements and believe that the long-term value of our concession arrangements will be not impacted. In several instances, we have already received positive indications that the global pandemic qualifies as an act of force majeure within our concession arrangements.
The following table presents the change in the cost balance of intangible assets:

US$ MILLIONS	For the six-month period ended June 30, 2020	For the 12 month period ended December 31, 2019
Cost at beginning of the period	$15,695	$12,515
Additions through business combinations	—	3,248
Additions, net of disposals	42	109
Held for sale	—	(1)
Non-cash additions	—	15
Foreign currency translation	(1,725)	(191)
Ending Balance	$14,012	$15,695

The following table presents the accumulated amortization for Brookfield Infrastructure’s intangible assets:

US$ MILLIONS	For the six-month period ended June 30, 2020	For the 12 month period ended December 31, 2019
Accumulated amortization at beginning of the period	$(1,309)	$(880)
Disposals	1	12
Amortization	(232)	(450)
Foreign currency translation	186	9
Ending Balance	$(1,354)	$(1,309)

26 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

9. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
The following table represents the change in the balance of investments in associates and joint ventures:

US$ MILLIONS	For the six-month period ended June 30, 2020	For the 12 month period ended December 31, 2019
Balance at the beginning of the period	$4,967	$4,591
Share of earnings for the period	59	224
Foreign currency translation and other	(590)	(62)
Share of other reserves for the period—OCI	33	54
Distributions	(131)	(254)
Disposition of interest(1)	—	(135)
Held for sale(2)	(2)	(38)
Acquisitions(3),(4),(5)	—	587
Ending Balance(6)	$4,336	$4,967

1.	In June 2019, Brookfield Infrastructure sold its 40% interest in its European port operation to a third party for $135 million.

2.
On December 19, 2019, Brookfield Infrastructure agreed to sell its 11% interest in a Texas electricity transmission operation for total consideration of approximately $60 million. The investment was classified as held for sale effective December 31, 2019. During the six-month period ended June 30, 2020, our partnership allocated $2 million of earnings attributable to the operation to held for sale.

3.
In March 2019, Brookfield Infrastructure, alongside its institutional partners, acquired an effective 12% interest in a Brazilian data center operation, Ascenty Participacoes S.A (“Ascenty”), for approximately $190 million. Brookfield maintains 50% of the voting rights of Ascenty in a joint venture with Digital Realty Trust Inc. Brookfield Infrastructure has joint control through its position in the business. Accordingly, our partnership equity accounts for the entity. Subsequent to the initial acquisition, Brookfield Infrastructure has made additional injections into the business to fund growth capital expenditures.

4.
In July 2019, Brookfield Infrastructure, alongside its institutional partners, acquired an effective 12% interest in a New Zealand integrated data provider, Vodafone New Zealand (“VNZ”), for approximately $170 million. Brookfield maintains 50% of the voting rights of VNZ in a joint venture with Infratil Limited. Brookfield Infrastructure has joint control through its position in the business. Accordingly, our partnership equity accounts for the entity.

5.
Brookfield Infrastructure acquired a 13% interest in Ramones II Norte (“Norte”) on October 7, 2019 and an 11% interest in Ramones II Sur (“Sur”) on October 21, 2019, collectively the regulated North American natural gas transmission operation (“Los Ramones”), for approximately $140 million. Brookfield maintains 50% of the voting rights in Norte and 45% of the voting rights in Sur. Brookfield Infrastructure has joint control of Los Ramones through its ownership and governance rights.

6.	Investments in associates include a shareholder loan of $500 million receivable from our North American natural gas pipeline.

Due to the interruption to global supply chains as a result of the global pandemic, our partnership performed an evaluation of potential impairment indicators on each of our investments in associates and joint ventures as of June 30, 2020. Based on the analysis performed, our investments in associates and joint ventures remain largely unaffected, with no impairment required. Investments in associates and joint ventures represent long-term critical infrastructure supported by regulated or highly contracted revenues and are not substantively impacted over a long-term horizon.

Our investments in associates and joint ventures are predominantly comprised of our North American natural gas pipeline, our European telecommunications infrastructure operations, and our Brazilian toll road operation. Our North American natural gas pipeline generates cash flows through capacity based “ship-or-pay” agreements with high-quality investment grade counterparties which minimize volume and price risk. Our European telecommunications business includes approximately 7,000 multi-purpose towers and active rooftop sites and 5,500 kilometers of fiber backbone located in France. Cash flows are supported by long-term contracts which have not been affected by the current market environment. Investments in associates and joint ventures at our Brazilian toll road operation relate to concession arrangements with local transportation authorities. While our toll road operations have experienced reduced volumes as a result of local government imposed shutdowns, we are engaged in discussions to determine if we will be compensated under the regulatory framework either through increased tariffs or extension of our concession agreement and believe that the long-term value of our concession arrangement will be not impacted. We have received positive indications that the global pandemic qualifies as an act of force majeure within our concession arrangements.

The following table represents the carrying value of our partnership’s investments in associates and joint ventures:

	As of
US$ MILLIONS	June 30, 2020	December 31, 2019
Utilities	$211	$245
Transport	1,854	2,398
Energy	1,290	1,267
Data infrastructure	949	1,029
Corporate	32	28
Ending Balance	$4,336	$4,967

Q2 2020 INTERIM REPORT 27

The following tables summarize the aggregate balances of investments in associates and joint ventures on a 100% basis:

	As of
US$ MILLIONS	June 30, 2020	December 31, 2019
Financial position:
Total assets	$41,245	$45,480
Total liabilities	(24,418)	(25,537)
Net assets	$16,827	$19,943

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2020	2019	2020	2019
Financial performance:
Total revenue	$1,804	$1,319	$3,591	$2,850
Total net income for the period	70	83	219	134
Brookfield Infrastructure’s share of net income	$11	$34	$59	$52

10. BORROWINGS
a) Corporate Borrowings
Brookfield Infrastructure has a $1.975 billion senior unsecured revolving credit facility used for general working capital purposes including acquisitions. The $1.975 billion is available on a revolving basis for the full term of the facility. All amounts outstanding under this facility will be repayable on June 28, 2024. All obligations of Brookfield Infrastructure under the facility are guaranteed by our partnership. Loans under this facility accrue interest at a floating rate based on LIBOR plus 1.2%. Brookfield Infrastructure is required to pay an unused commitment fee under the facility of 13 basis points per annum. As at June 30, 2020, draws on the credit facility were $1,210 million (2019: $820 million) and $55 million of letters of credit were issued (2019: $54 million).

	Maturity	Annual Rate	Currency	As of
				June 30, 2020	December 31, 2019
Corporate revolving credit facility	June 28, 2024	LIBOR plus 1.2%	US$	$1,210	$820
Corporate revolving credit facility	April 14, 2022	LIBOR plus 2.1%	US$	—	—
Medium-term notes(1):
Non-current:
Public - Canadian	March 11, 2022	3.5%	C$	331	346
Public - Canadian	February 22, 2024	3.3%	C$	221	231
Public - Canadian	February 22, 2024	3.3%	C$	294	308
Public - Canadian	September 11, 2028	4.2%	C$	516	384
Public - Canadian	October 9, 2029	3.4%	C$	516	386
				3,088	2,475
Deferred financing costs and other				(14)	—
Total				$3,074	$2,475

1.	See Note 12 Subsidiary Public Issuers for further details.
Brookfield Infrastructure has entered into a $500 million revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. The revolving credit facility automatically renews for four consecutive one-year terms, which would result in the facility ultimately maturing on February 8, 2023. Brookfield has the option to terminate the agreement prior to February 8 each year by providing Brookfield Infrastructure with written notice. Loans under this facility accrued interest on LIBOR plus 1.8% and no commitment fees were incurred for any undrawn balance. As of June 30, 2020, there were $nil (2019: $nil) borrowings outstanding.

28 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

On April 14, 2020, the partnership secured an incremental $1.0 billion syndicated revolving credit facility. The facility was secured to fund new investment opportunities that may arise while other sources of capital, including asset sales, are delayed. The facility matures on April 14, 2022 and all amounts not previously repaid will be due on such date. All obligations under the facility are guaranteed by our partnership and its subsidiary, BIPC Holdings Inc. Loans under this facility accrue interest at LIBOR plus 2.1% with an annual unused commitment fee of 42 basis points during the period prior to April 14, 2021, and LIBOR plus 2.2% thereafter with an annual unused commitment fee of 44 basis points. As of June 30, 2020, the balance remains undrawn.
On April 7, 2020, Brookfield Infrastructure Finance ULC, a wholly owned subsidiary of Brookfield Infrastructure, issued C$400 million of medium-term notes. C$200 million of the medium-term notes mature September 11, 2028 and have a coupon rate of 4.2% per annum. These notes were issued at a premium with an effective interest rate of 4.1% per annum. The remaining C$200 million medium term notes mature on October 9, 2029 and have a coupon rate of 3.4% per annum. These notes were issued at a discount with an effective interest rate of 4.1%. Refer to Note 12, Subsidiary Public Issuer, for further details.
On October 7, 2019, Brookfield Infrastructure Finance ULC issued C$500 million of medium-term notes maturing October 9, 2029 with a coupon of 3.4% per annum. On November 6, 2019, the proceeds were used to early redeem C$375 million of medium-term notes maturing October 30, 2020.
The increase in corporate borrowings during the six-month period ended June 30, 2020 is attributable to net draws of $390 million on the corporate revolving credit facility and the issuance of C$400 million of medium-term notes. These increases were partially offset by the impact of a weaker Canadian dollar relative to the U.S. dollar.
b) Non-Recourse Borrowings

	As of
US$ MILLIONS	June 30, 2020	December 31, 2019
Current	$1,453	$1,381
Non-current	16,407	17,163
Total	$17,860	$18,544

Non-recourse borrowings have decreased by $0.7 billion since year-end. This is attributable to a decrease in foreign denominated debt as most currencies underlying non-recourse borrowings depreciated relative to the U.S. dollar during the six-month period ended June 30, 2020. The decrease was partially offset by $0.2 billion of additional net borrowings associated with growth initiatives.

Q2 2020 INTERIM REPORT 29

11. CAPITAL MANAGEMENT
Our partnership’s approach to capital management is focused on maximizing returns to unitholders and ensuring capital is deployed in a manner consistent with achieving our investment return objectives.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long term. We measure return on Invested Capital as Adjusted Funds from Operations (“AFFO”), less estimated returns of capital on operations that are not perpetual in life, divided by the weighted average Invested Capital for the period.
We define Invested Capital as partnership capital removing the impact of the following items: non-controlling interest in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.

	As of
US$ MILLIONS	June 30, 2020	December 31, 2019
Partnership Capital	$18,743	$22,177
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(11,860)	(14,113)
Deficit	2,450	2,048
Accumulated other comprehensive income	218	(705)
Ownership changes and other	(537)	(398)
Invested Capital	$9,014	$9,009
The following table presents the change in Invested Capital during the three and six-month periods ended June 30, 2020:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2020	2019	2020	2019
Opening balance	$9,011	$8,202	$9,009	$8,156
Issuance of preferred units and preferred shares, net of repurchases	—	—	—	72
Issuances of limited partnership units and redeemable partnership units, net of repurchases	3	2	5	(24)
Ending balance	$9,014	$8,204	$9,014	$8,204
Weighted Average Invested Capital	$9,011	$8,202	$9,010	$8,192

30 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

12. SUBSIDIARY PUBLIC ISSUERS
An indenture dated as of October 10, 2012 between certain wholly-owned subsidiaries of our partnership, Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd and Brookfield Infrastructure Finance Limited (collectively, the “Debt Issuers”), and Computershare Trust Company of Canada, as supplemented and amended from time to time (“Indenture”) provides for the issuance of one or more series of unsecured notes of the Debt Issuers.
On April 7, 2020, the Debt Issuers issued C$200 million of medium-term notes under the Indenture maturing September 11, 2028 in the Canadian bond market with a coupon of 4.2%. The principal balance was hedged to U.S. dollars using foreign exchange contracts.
On April 7, 2020, the Debt Issuers issued C$200 million of medium-term notes under the Indenture maturing October 9, 2029 in the Canadian bond market with a coupon of 3.4%. The principal balance was hedged to U.S. dollars using foreign exchange contracts.
On October 7, 2019, the Debt Issuers issued C$500 million of medium-term notes under the Indenture maturing October 9, 2029 in the Canadian bond market with a coupon of 3.4%. Our partnership swapped C$92 million of the total issuance to U.S. dollars on a matched maturity basis at an all-in rate of 3.5% and the remaining principal balance of the issuance was subsequently hedged using foreign exchange contracts. On November 6, 2019, the proceeds were used to early redeem C$375 million of medium-term notes maturing October 30, 2020.
On September 10, 2018, the Debt Issuers issued C$500 million of medium-term notes under the Indenture maturing September 11, 2028 in the Canadian bond market with a coupon of 4.2%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 4.7%.
On April 17, 2017, the Debt Issuers issued C$400 million of medium-term notes under the Indenture maturing February 22, 2024 in the Canadian bond market with a coupon of 3.3%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 4.0%.
On February 22, 2017, the Debt Issuers issued C$300 million of medium-term notes under the Indenture maturing February 22, 2024 in the Canadian bond market with a coupon of 3.3%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 4.1%.
As they matured, the Debt Issuers repaid C$400 million of medium-term notes on October 10, 2017 and C$125 million of medium-term notes on October 30, 2018.
These notes are fully and unconditionally guaranteed by our partnership and its subsidiaries, Brookfield Infrastructure L.P. (the “Holding LP”), Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIP Bermuda Holdings I Limited (collectively, the “BIP Guarantors”) and BIPC Holdings Inc. (“BIPC Holdings”).
The BIP Guarantors will also fully and unconditionally guarantee the payment obligations of Brookfield Infrastructure Preferred Equity Inc. (“Pref Finco” and collectively with the Debt Issuers, the “Fincos”) in respect of any Class A preference shares issued to the public by the Pref Finco, if and when issued.

A base shelf prospectus of BIP Investment Corporation (“BIPIC”) dated as of November 23, 2018 provides for the issuance of one or more series of senior preferred shares of BIPIC. The BIP Guarantors and BIPC Holdings will fully and unconditionally guarantee the payment obligations of BIPIC in respect of any senior preferred shares issued by BIPIC under the prospectus.

Each of the Fincos and BIPIC are subsidiaries of our partnership. In the tables below, information relating to the Fincos has been combined. The Fincos have not guaranteed the obligations of BIPIC, nor has BIPIC guaranteed the obligations of the Fincos.

On February 5, 2019, BIPIC issued 4 million Series 1 Senior Preferred Shares at C$25 per share with a quarterly fixed dividend at a rate of 5.85% annually for the initial period ending March 31, 2024. In total, C$100 million or $75 million of gross proceeds were raised, $2 million in underwriting costs were incurred and less than $1 million in issuance costs were incurred. The preferred shares are retractable at the option of the holders and are therefore classified as liabilities.

BIPC Holdings has also fully and unconditionally guaranteed the payment obligations of the partnership in respect of the partnership’s currently outstanding cumulative class A preferred limited partnership units and may guarantee the payment obligations of the partnership in respect of additional cumulative class A preferred limited partnership units issued to the public, if and when issued.

Q2 2020 INTERIM REPORT 31

The following tables set forth consolidated summary financial information for our partnership, the Fincos, and BIPIC:

FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2020 US$ MILLIONS	Our partnership(2)	The Fincos	BIPIC	BIPC Holdings	Subsidiaries of our partnership other than the Fincos, BIPIC, and BIPC Holdings(3)	Consolidating adjustments(4)	Our partnership consolidated

Revenues	$—	$—	$—	$—	$—	$1,946	$1,946
Net (loss) income attributable to partnership(1)	(67)	—	—	(266)	205	67	(61)

FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2019
Revenues	$—	$—	$—	$—	$—	$1,685	$1,685
Net income (loss) attributable to partnership(1)	42	—	—	—	98	(42)	98

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2020
Revenues	$—	$—	$—	$—	$—	$4,142	$4,142
Net (loss) income attributable to partnership(1)	(15)	—	—	(149)	207	15	58

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2019
Revenues	$—	$—	$—	$—	$—	$3,278	$3,278
Net income (loss) attributable to partnership(1)	36	—	—	—	128	(36)	128

AS OF JUNE 30, 2020
Current assets	$—	$—	$—	$—	$—	$3,797	$3,797
Non-current assets	4,758	—	991	2,238	6,072	33,466	47,525
Current liabilities	—	—	71	—	—	4,080	4,151
Non-current liabilities	—	1,864	—	554	—	26,010	28,428
Non-controlling interests – Redeemable Partnership Units held by Brookfield	—	—	—	—	—	1,520	1,520
Non-controlling interests – Class A shares of Brookfield Infrastructure Corporation	—	—	—	—	—	576	576
Non-controlling interests – Exchange LP Units	—	—	—	—	—	12	12
Non-controlling interests – in operating subsidiaries	—	—	—	—	—	11,860	11,860
Preferred unitholders	—	—	—	—	—	935	935

AS OF DECEMBER 31, 2019
Current assets	$—	$—	$—	$—	$—	$5,841	$5,841
Non-current assets	5,983	—	889	—	8,905	34,690	50,467
Current liabilities	—	—	75	—	—	5,364	5,439
Non-current liabilities	—	1,655	—	—	—	27,037	28,692
Non-controlling interests – Redeemable Partnership Units held by Brookfield	—	—	—	—	—	2,039	2,039
Non-controlling interests – Exchange LP Units	—	—	—	—	—	18	18
Non-controlling interests – in operating subsidiaries	—	—	—	—	—	14,113	14,113
Preferred unitholders	—	—	—	—	—	935	935

1.	Includes net income attributable to non-controlling interest – Redeemable Partnership Units held by Brookfield, Exchange LP units, class A shares of BIPC, general partner and limited partners.

2.	Includes investments in all subsidiaries of our partnership under the equity method.

3.
Includes investments in all other subsidiaries of the Holding LP, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited under the equity method.

4.	Includes elimination of intercompany transactions and balances necessary to present our partnership on a consolidated basis.

32 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

13. REVENUE
The following table disaggregates revenues by our operating segments:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2020	2019	2020	2019
Transport	$692	$350	$1,519	$686
Energy	584	512	1,178	962
Utilities	583	743	1,270	1,471
Data Infrastructure	87	80	175	159
Total	$1,946	$1,685	$4,142	$3,278
Substantially all of our partnership’s revenues are recognized over time as services are rendered.
The following table disaggregates revenues by geographical region:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2020	2019	2020	2019
United States of America	$589	$249	$1,115	$461
Canada	307	233	691	505
United Kingdom	281	171	599	333
Australia	245	270	454	539
Brazil	224	289	498	578
Colombia	172	259	394	508
India	83	112	206	152
Chile	21	42	55	84
Peru	10	28	33	57
Other	14	32	97	61
Total	$1,946	$1,685	$4,142	$3,278

Brookfield Infrastructure’s customer base is comprised predominantly of investment grade companies. Our revenues are well diversified by region and counterparty with only one customer that makes up greater than 10% of our partnership’s consolidated revenues. For the three and six-month periods ended June 30, 2020, revenue generated from this customer within the utilities segment was $216 million and $478 million, respectively (2019: $288 million and $577 million). Our partnership has completed a review of the credit risk of key counterparties. Based on their liquidity position, business performance, and aging of our accounts receivable, we do not have any significant changes in expected credit losses at this time. Our partnership continues to monitor the credit risk of our counterparties in light of the economic impact resulting from the global pandemic and disruption in the North American energy segment caused by the concurrent decline in oil prices.
14. PARTNERSHIP CAPITAL
As at June 30, 2020, our partnership’s capital structure was comprised of three classes of partnership units: limited partnership units, preferred units and general partnership units. Limited partnership units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder to the right to govern the financial and operating policies of our partnership. The Holding LP’s capital structure is composed of four classes of partnership units: special general partner units, Holding LP Class A preferred units, managing general partner units and redeemable partnership units held by Brookfield.

Q2 2020 INTERIM REPORT 33

(a) Special General and Limited Partnership Capital

	Special General Partner Units		Limited Partnership Units		Total
UNITS MILLIONS	As of and for the six-month period ended June 30, 2020	As of and for the 12 month period ended Dec. 31, 2019	As of and for the six-month period ended June 30, 2020	As of and for the 12 month period ended Dec. 31, 2019	As of and for the six-month period ended June 30, 2020	As of and for the 12 month period ended Dec. 31, 2019
Opening balance	1.6	1.6	293.5	277.3	295.1	278.9
Issued for cash	—	—	0.2	13.8	0.2	13.8
Conversion from Exchange LP Units	—	—	0.2	3.2	0.2	3.2
Conversion from class A shares of BIPC	—	—	1.3	—	1.3	—
Repurchased and cancelled	—	—	—	(0.8)	—	(0.8)
Ending balance	1.6	1.6	295.2	293.5	296.8	295.1

The weighted average number of special general partner units outstanding for the three and six-month periods ended June 30, 2020 was 1.6 million (2019: 1.6 million). The weighted average number of limited partnership units outstanding for the three and six-month periods ended June 30, 2020 was 294.7 million and 294.1 million, respectively (2019: 279.7 million and 278.9 million).

	Special General Partner		Limited Partners		Total
US$ MILLIONS	As of and for the six-month period ended June 30, 2020	As of and for the 12 month period ended Dec. 31, 2019	As of and for the six-month period ended June 30, 2020	As of and for the 12 month period ended Dec. 31, 2019	As of and for the six-month period ended June 30, 2020	As of and for the 12 month period ended Dec. 31, 2019
Opening balance	$19	$19	$5,495	$4,911	$5,514	$4,930
Unit issuance	—	—	5	559	5	559
Conversion from Exchange LP Units	—	—	2	53	2	53
Conversion from class A shares of BIPC	—	—	18	—	18	—
Repurchased and cancelled	—	—	—	(28)	—	(28)
Ending balance	$19	$19	$5,520	$5,495	$5,539	$5,514

During the six-month period ending June 30, 2020, our partnership repurchased and cancelled less than 0.1 million units for a total cost of less than $1 million (2019: 0.8 million units for a total cost of $28 million, including less than $1 million of commission costs).

In July 2019, Brookfield Infrastructure issued 13.5 million L.P. units at $42.5 per unit under shelf registrations in the U.S. and Canada. In total, $575 million of gross proceeds were raised through the issuance and $24 million in equity issuance costs were incurred. Concurrently, Brookfield Infrastructure issued approximately 6.1 million Redeemable Partnership Units to Brookfield for gross proceeds of $250 million. As Brookfield participated in the unit offering at a percentage greater than its ownership interest in the Holding LP prior to the equity offering, this resulted in a slight decrease in our partnership’s ownership interest in the Holding LP without resulting in a loss of control. The difference between the proportionate amount by which the non-controlling interest in Holding LP was increased and the proceeds of the Redeemable Partnership Unit offering resulted in a gain of $8 million that was recognized directly in equity.

In June 2010, we implemented a distribution reinvestment plan (the “Plan”) that allows eligible holders of our partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the six-month period ending June 30, 2020, our partnership issued less than 0.2 million units for proceeds of $5 million (2019: less than 0.2 million units for proceeds of $4 million).

34 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(b) Non-controlling interest – Redeemable Partnership Units held by Brookfield

	Non-controlling interest – Redeemable Partnership Units held by Brookfield
UNITS MILLIONS	As of and for the six-month period ended June 30, 2020	As of and for the 12 month period ended Dec. 31, 2019
Opening balance	121.9	115.8
Issued for cash	—	6.1
Ending balance	121.9	121.9

The weighted average number of Redeemable Partnership Units outstanding for the three and six-month periods ended June 30, 2020 was 121.9 million (2019: 115.8 million).

	Non-controlling interest – Redeemable Partnership Units held by Brookfield
US$ MILLIONS	As of and for the six-month period ended June 30, 2020	As of and for the 12 month period ended Dec. 31, 2019
Opening balance	$2,328	$2,078
Unit issuance	—	250
Ending balance	$2,328	$2,328

(c) Non-controlling interest – Class A shares of Brookfield Infrastructure Corporation

	Non-controlling interest – Class A shares of Brookfield Infrastructure Corporation
UNITS MILLIONS	As of and for the six-month period ended June 30, 2020	As of and for the 12 month period ended Dec. 31, 2019
Opening balance	—	—
Non-cash issuance	46.3	—
Class A shares of Brookfield Infrastructure Corporation conversion	(1.3)	—
Ending balance	45.0	—

	Non-controlling interest – Class A shares of Brookfield Infrastructure Corporation
UNITS MILLIONS	As of and for the six-month period ended June 30, 2020	As of and for the 12 month period ended Dec. 31, 2019
Opening balance	$—	$—
Class A shares of Brookfield Infrastructure Corporation conversion	(18)	—
Ending balance	$(18)	$—

On March 31, 2020, BIPC, a subsidiary of our partnership, issued 46.3 million class A shares of BIPC to unitholders as part of a special distribution. The distribution resulted in no cash proceeds to the partnership. The class A shares provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units. Given the exchangeable feature, the class A shares are presented as a component of non-controlling interests. Refer to Note 2, Summary of Accounting Policies, for further details.
During the six-month period ended June 30, 2020, class A shareholders of Brookfield Infrastructure Corporation exchanged 1.3 million Class A shares of Brookfield Infrastructure Corporation for $18 million of our units.
On July 29, 2020, Brookfield completed a secondary offering of class A shares of BIPC for approximately 5 million shares, inclusive of the over-allotment option, for net proceeds of approximately C$305 million. This transaction was conducted between BIPC and Brookfield and does not impact the partnership capital of our partnership.

Q2 2020 INTERIM REPORT 35

(d) Non-controlling interest – Exchange LP Units

	Non-controlling interest – Exchange LP Units
UNITS MILLIONS	As of and for the six-month period ended June 30, 2020	As of and for the 12 month period ended Dec. 31, 2019
Opening balance	1.2	4.4
Special distribution	0.1	—
Exchange LP conversion	(0.2)	(3.2)
Ending balance	1.1	1.2

	Non-controlling interest – Exchange LP Units
US$ MILLIONS	As of and for the six-month period ended June 30, 2020	As of and for the 12 month period ended Dec. 31, 2019
Opening balance	$159	$212
Exchange LP conversion	(2)	(53)
Ending balance	$157	$159

On October 16, 2018, Brookfield Infrastructure Partners Exchange LP (“Exchange LP”), a subsidiary of our partnership, issued 5.7 million Exchange LP units for proceeds of $232 million in connection with the privatization of Enercare Inc. The Exchange LP units provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units. Given the exchangeable feature, we present the Exchange LP units as a component of non-controlling interests.
On March 31, 2020, the partnership executed a special distribution of its Exchange LP units whereby each Exchange LP unitholder received one additional Exchange LP unit for every nine Exchange LP units held. The special distribution resulted in no cash proceeds to the partnership. In total, 0.1 million Exchange LP units were issued.
During the six-month period ended June 30, 2020, Exchange LP unitholders exchanged 0.2 million (2019: 3.1 million) Exchange LP units for $2 million (2019: $51 million) of our units.
(e) Preferred Unitholders’ Capital

	Preferred Units
UNITS MILLIONS	As of and for the six-month period ended June 30, 2020	As of and for the 12 month period ended Dec. 31, 2019
Opening balance	49.9	49.9
Ending balance	49.9	49.9

	Preferred Units
US$ MILLIONS	As of and for the six-month period ended June 30, 2020	As of and for the 12 month period ended Dec. 31, 2019
Opening balance	$935	$936
Repurchased and cancelled	—	(1)
Ending balance	$935	$935

During the six-month period ended June 30, 2020, our partnership did not repurchase or cancel any preferred units (2019: less than 0.1 million preferred units for $1 million).

36 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

15. DISTRIBUTIONS
The following table outlines distributions made to each class of partnership units, including class A shares of BIPC and Exchange LP units that are exchangeable into limited partner units.

	For the three-month period ended June 30
	2020		2019
US$ MILLIONS EXCEPT PER UNIT INFORMATION	Total	Per Unit(2)	Total	Per Unit(2)
Limited Partners	$143	$0.485	$141	$0.452
General Partner(1)	47		38
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	58	0.485	58	0.452
Class A shares of Brookfield Infrastructure Corporation	22	0.485	—	0.452
Exchange LP Units	1	0.485	1	0.452
Preferred unitholders	12	0.24	13	0.26
Total Distributions	$283		$251

	For the six-month period ended June 30
	2020		2019
US$ MILLIONS EXCEPT PER UNIT INFORMATION	Total	Per Unit(2)	Total	Per Unit(2)
Limited Partners	$301	$0.970	$281	$0.904
General Partner(1)	93		76
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	123	0.970	117	0.904
Class A shares of Brookfield Infrastructure Corporation	22	0.970	—	0.904
Exchange LP Units	2	0.970	2	0.904
Preferred unitholders	24	0.48	25	0.50
Total Distributions	$565		$501

1.	Distributions to the General Partner include $46 million and $92 million of incentive distributions for the three and six-month periods ended June 30, 2020, respectively.

2.
Our partnership paid a distribution of $0.5375 per unit in March 2020. On March 31, 2020, our partnership completed the previously announced creation of BIPC with a special distribution of class A shares of BIPC. The special distribution resulted in the issuance of approximately 46.3 million class A shares of BIPC. Current and historical per unit disclosures have been retroactively adjusted for the impact of the special distribution. Refer to Note 2, Summary of Accounting Policies for further details.

For the three and six-month periods ended June 30, 2020, holders of the Cumulative Class A Preferred Limited Partnership Units, Series 1 (“Series 1 Units”), received a cumulative quarterly fixed distribution at an annual rate of 4.50% (C$0.2813 per unit per quarter). On June 1, 2020, our partnership announced the fixed distribution rate reset on its Series 1 Units for the five years commencing July 1, 2020 and ending June 30, 2025 at 3.974% (C$0.2484 per unit per quarter).

Q2 2020 INTERIM REPORT 37

16. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
a) Attributable to Limited Partners

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2020	$899	$(1,324)	$30	$(82)	$—	$(18)	$968	$473
Other comprehensive (loss) income	(16)	(620)	46	(42)	30	—	28	(574)
Issuance of class A shares of BIPC(1)	—	18	—	—	—	—	—	18
Other items(2),(3)	(43)	(31)	—	—	—	—	—	(74)
Balance at June 30, 2020	$840	$(1,957)	$76	$(124)	$30	$(18)	$996	$(157)

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2019	$667	$(1,336)	$95	$(96)	$(33)	$(18)	$930	$209
Other comprehensive income (loss)	—	30	(21)	13	21	(2)	(51)	(10)
Other items(4)	—	20	6	—	—	—	—	26
Balance at June 30, 2019	$667	$(1,286)	$80	$(83)	$(12)	$(20)	$879	$225
b) Attributable to General Partner

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2020	$6	$(9)	$2	$—	$—	$—	$5	$4
Other comprehensive loss	—	(3)	—	—	—	—	—	(3)
Balance at June 30, 2020	$6	$(12)	$2	$—	$—	$—	$5	$1

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2019	$5	$(9)	$2	$—	$—	$—	$5	$3
Balance at June 30, 2019	$5	$(9)	$2	$—	$—	$—	$5	$3
c) Attributable to Non-controlling interest – Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2020	$391	$(546)	$14	$(37)	$(2)	$(4)	$407	$223
Other comprehensive (loss) income	(7)	(257)	19	(18)	12	(1)	12	(240)
Issuance of class A shares of BIPC(1)	—	5	—	—	—	—	—	5
Other items(2),(3)	(18)	(13)	—	—	—	—	—	(31)
Balance at June 30, 2020	$366	$(811)	$33	$(55)	$10	$(5)	$419	$(43)

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2019	$296	$(552)	$40	$(43)	$(16)	$(4)	$391	$112
Other comprehensive income (loss)	—	12	(8)	6	8	(1)	(21)	(4)
Other items(4)	—	9	3	—	—	—	—	12
Balance at June 30, 2019	$296	$(531)	$35	$(37)	$(8)	$(5)	$370	$120
38 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

d) Attributable to Non-controlling interest – Class A shares of Brookfield Infrastructure Corporation

US$ MILLIONS	Revaluation surplus	Foreign currency translation & other	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2020	$—	$—	$—	$—	$—	$—	$—	$—
Other comprehensive income (loss)	—	—	—	5	4	(1)	(7)	1
Issuance of class A shares of BIPC(1)	—	(23)	—	—	—	—	—	(23)
Balance at June 30, 2020	$—	$(23)	$—	$5	$4	$(1)	$(7)	$(22)
e) Attributable to Non-controlling interest – Exchange LP Units

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities		Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2020	$3	$1	$—	$(1)	$—	—	$—	$2	$5
Other comprehensive loss	—	(2)	—	—	—		—	—	(2)
Balance at June 30, 2020	$3	$(1)	$—	$(1)	$—		$—	$2	$3

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2019	$2	$1	$—	$(1)	$—	$—	$2	$4
Balance at June 30, 2019	$2	$1	$—	$(1)	$—	$—	$2	$4

1.
In relation to the special distribution of BIPC, $23 million of accumulated other comprehensive income was reallocated to class A shares of BIPC. Refer to Note 2, Summary of Accounting Policies for further details.

2.
In relation to the partial disposition of a further 33% interest in our Chilean toll road business, $44 million of accumulated other comprehensive loss was reclassified directly to retained earnings in the Consolidated Statements of Partnership Capital. Refer to Note 4, Disposition of Businesses for further details.

3.
In relation to the disposition of a 17% interest in our Colombian regulated distribution operation, $61 million (net of tax) of revaluation surplus gains were reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital. Refer to Note 4, Disposition of Businesses for further details.

4.
In relation to the initial partial disposition of a 33% interest in our Chilean toll road business, $38 million of accumulated other comprehensive loss was reclassified directly to retained earnings in the Consolidated Statements of Partnership Capital.

17. RELATED PARTY TRANSACTIONS
In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. The immediate parent of Brookfield Infrastructure is our partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with our limited partnership agreement. Less than $1 million in director fees were incurred during the three and six-month periods ended June 30, 2020 (2019: less than $1 million for the three and six-month periods).
Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Provider”), which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the combined market value of our partnership and BIPC. The Base Management Fee was $69 million and $128 million, respectively, for the three and six-month periods ended June 30, 2020 (2019: $62 million and $121 million). As of June 30, 2020, $69 million was outstanding as payable to the Service Provider (December 31, 2019: $76 million).
For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the aggregate value of all the outstanding units of our partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in the Holdings LP into units of our partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.

Q2 2020 INTERIM REPORT 39

As of June 30, 2020, Brookfield Infrastructure had a receivable balance of $21 million from subsidiaries of Brookfield (December 31, 2019: $21 million) and loans payable of $98 million to subsidiaries of Brookfield (December 31, 2019: $99 million). The loans are payable in full between 2020 and 2026 with interest rates ranging from 3.8% to 8.5% per annum.
Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from, Brookfield. As of June 30, 2020, Brookfield Infrastructure’s deposit balance with Brookfield was less than $1 million (December 31, 2019: less than $1 million) and earned interest of less than $1 million during the three and six-month periods ended June 30, 2020 (2019: less than $1 million for the three and six-month periods). As at June 30, 2020, Brookfield Infrastructure’s deposit balance from Brookfield was $nil (December 31, 2019: $nil) and Brookfield Infrastructure incurred interest expense of $nil for three and six-month periods ended June 30, 2020 (2019: $4 million for the three and six-month periods). Deposits bear interest at market rates.
Brookfield Infrastructure has entered into a $500 million revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. As of June 30, 2020, there were $nil borrowings outstanding (December 31, 2019: $nil).
Brookfield Infrastructure’s subsidiaries provide heating, cooling and connection services in the normal course of operations on market terms to subsidiaries and associates of Brookfield Property Partners L.P. In addition, our subsidiaries lease office space and obtain construction, consulting and engineering services in the normal course of operations on market terms from subsidiaries and associates of Brookfield Property Partners L.P. For the three and six-month periods ended June 30, 2020, revenues of $5 million, and $7 million, respectively, were generated (2019: $7 million and $11 million) and expenses of $2 million and $3 million were incurred (2019: $4 million and $6 million). In addition, subsidiaries of Brookfield Infrastructure reported lease assets and liabilities with Brookfield Property Partners L.P. of $11 million (2019: $11 million).
Brookfield Infrastructure utilizes a wholly-owned subsidiary of Brookfield to negotiate and purchase insurance and assess the adequacy of insurance on behalf of our partnership and certain subsidiaries. During the three and six-month periods ended June 30, 2020, Brookfield Infrastructure paid less than $1 million for these services (2019: less than $1 million for the three and six-month periods).
Brookfield Infrastructure’s U.K. port operation provides port marine services on market terms to a subsidiary of Brookfield Business Partners L.P. For the three and six-month periods ended June 30, 2020, revenues of $1 million and $2 million, respectively, were generated (2019: $1 million and $2 million).
Brookfield Infrastructure’s subsidiaries purchase electricity from, and distribute electricity on behalf of, a subsidiary of Brookfield Renewable Partners L.P. in the normal course of operations on market terms. For the three and six-month periods ended June 30, 2020, no revenues were generated (2019: less than $1 million for the three and six-month periods) and expenses of $nil and $1 million, respectively, were incurred (2019: $14 million and $25 million).
18. SUBSEQUENT EVENTS
On July 15, 2020, Brookfield Infrastructure, alongside its institutional partners, completed a take private tender offer resulting in the partial acquisition of an additional 6% interest in our Colombian natural gas transmission operation. Total consideration of approximately $45 million was comprised of approximately $25 million funded through equity and the remainder with asset level debt raised on closing. On completion of the acquisition, Brookfield Infrastructure will own 21% of the business.

40 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019 AND
FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019
INTRODUCTION
The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Infrastructure Partners L.P. (our “partnership” collectively with its subsidiary and operating entities “Brookfield Infrastructure”). This MD&A is dated August 13, 2020 and has been approved by the Board of Directors of the general partner of our partnership for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this document, pursuant to the authority delegated to it by the Board of Directors. The terms “Brookfield Infrastructure,” “we,” “us” and “our” refer to Brookfield Infrastructure Partners L.P., and our partnership’s direct and indirect subsidiaries and operating entities as a group. This MD&A should be read in conjunction with Brookfield Infrastructure Partners L.P.’s most recently issued annual and interim financial statements. Additional information, including Brookfield Infrastructure’s Form 20-F, is available on its website at www.bip.brookfield.com, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.gov/edgar.shtml.
Business Overview
Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations consist of utilities, transport, energy and data infrastructure businesses in North and South America, Asia Pacific and Europe. Our mission is to own and operate a globally diversified portfolio of high-quality infrastructure assets that will generate sustainable and growing distributions over the long term for our unitholders. To accomplish this objective, we will seek to leverage our operating platforms to acquire infrastructure assets and actively manage them to extract additional value following our initial investment. An integral part of our strategy is to participate with institutional investors in Brookfield Asset Management Inc. (together with its affiliated entities other than us, “Brookfield”) sponsored partnerships that target acquisitions that suit our profile. We will focus on partnerships in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.
Performance Targets and Key Measures
We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. We determine our distributions to unitholders based primarily on an assessment of our operating performance. Funds from operations (“FFO”) is used to assess our operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long term. In addition, we have performance measures that track the key value drivers for each of our operating segments. Refer to the “Segmented Disclosures” section of this MD&A for more detail.

Q2 2020 INTERIM REPORT 41

Distribution Policy
Our distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. The partnership’s objective is to pay a distribution that is sustainable on a long-term basis. The partnership has set its target payout ratio target at 60-70% of FFO. In sizing what we believe to be a conservative payout ratio, we typically retain approximately 15-20% of AFFO that we utilize to fund some or all of our internally funded growth capital expenditures. In light of the current prospects for our business, the Board of Directors of our General Partner approved a 7% increase in our annual distribution for 2020 to $2.15 per unit, or $0.5375 per unit quarterly, starting with the distribution paid in March 2020. On March 31, 2020, our partnership completed the previously announced creation of Brookfield Infrastructure Corporation (“BIPC”) with a special distribution (the “special distribution”) of class A exchangeable subordinate voting shares of BIPC (“exchangeable shares,” “Shares,” or the “class A shares of BIPC”). Each unitholder of record on March 20, 2020 received one Share for every nine units held. As a result of the special distribution, our partnership’s regular quarterly distribution per unit has been reduced such that the aggregate distribution received by a holder of units and Shares, when taken together, will remain approximately the same as it would have been had the special distribution never occurred. Therefore, the annual distribution for 2020 will now be $1.94 per unit, or $0.4850 per unit quarterly, which has been adjusted to reflect the special distribution. Dividends on the class A shares of BIPC are expected to be declared and paid at the same time and in the same amount per share as distributions on each unit. The increase in the per unit distribution from 2019 reflects the forecasted contribution from our recently commissioned capital projects, as well as the expected cash yield on acquisitions that we closed in the past year. Since inception, we have increased our quarterly distribution from $0.16 per unit to $0.4850 per unit ($0.5375 per unit prior to adjusting for the impact of the special distribution), a compound annual growth rate of 10%. We target 5% to 9% annual distribution growth in light of the per unit and per Share growth we foresee in our operations.
Basis of Presentation
Our unaudited interim condensed and consolidated financial statements are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year-ended December 31, 2019. Our unaudited interim condensed and consolidated financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence, but does not control, using the equity method.
Our partnership’s equity interests include units held by public unitholders and redeemable partnership units (“Redeemable Partnership Units”) held by Brookfield. Our units and the Redeemable Partnership Units have the same economic attributes in all respects, except that the Redeemable Partnership Units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with our units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of our partnership. However, given the redeemable feature referenced above, we present the Redeemable Partnership Units as a component of non-controlling interests.
Our partnership’s equity interests include units held by public unitholders and shareholders of the class A shares of BIPC. Our units and the class A shares of BIPC have the same economic attributes in all respects, except that the class A shares of BIPC provide shareholders the right to request that its shares be redeemed for cash consideration. In the event that the class A shareholders of BIPC exercise this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with our units, rather than cash, on a one-for-one basis. As a result, holders of class A shares of BIPC participate in earnings and distributions on a per share basis equivalent to the per unit participation of our partnership. However, given the redeemable feature referenced above, we present the class A shares as a component of non-controlling interests.
When we discuss the results of our operating segments, we present Brookfield Infrastructure’s proportionate share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating segments on our partnership’s overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure’s proportionate share of earnings from investments in associates and joint ventures attributable to each of the above noted items, and (2) exclude the share of earnings (losses) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above noted items. However, net income for each segment is consistent with results presented in accordance with IFRS. Refer to the “Reconciliation of Operating Segment Measures” section of this MD&A for a reconciliation of segment results to our partnership’s statement of operating results in accordance with IFRS.
Our presentation currency and functional currency is the U.S. dollar. There were no changes in accounting policies that have had a material impact on the comparability of the results between financial years since the adoption of IFRS.

42 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

OUR OPERATIONS
We own a portfolio of infrastructure assets that are diversified by sector and by geography. We have a stable cash flow profile with approximately 95% of our Adjusted EBITDA supported by regulated or contracted revenues. In order to assist our unitholders and preferred unitholders in evaluating our performance and assessing our value, we group our businesses into operating segments based on similarities in their underlying economic drivers.
Our operating segments are summarized below:

Operating Segment	Asset Type	Primary Location
Utilities
Regulated or contractual businesses which earn a return on their asset base	• Regulated Transmission	• North & South America
	• Regulated Distribution	• Europe & South America
	• Regulated Terminal	• Asia Pacific

Transport
Provide transportation for freight, bulk commodities and passengers	• Rail	• North & South America, Asia Pacific
	• Toll Roads	• Asia Pacific & South America
	• Ports	• Europe, North America & Asia Pacific

Energy
Systems that provide energy transmission, gathering, processing and storage services	• Natural Gas Midstream	• North America & Asia Pacific
	• Distributed Energy	• North America

Data Infrastructure
Provide critical infrastructure and services to global communication companies	• Data Transmission & Distribution	• Europe, Asia Pacific
	• Data Storage	• North & South America, Asia Pacific

We often characterize Brookfield Infrastructure as an investment for all seasons, highlighting the recession resistant characteristics of our business. Our cash flow profile is stable and predictable. This is a function of the regulated and contracted nature of our assets that is further strengthened by our principled approach to counterparty selection and capital structure. This resilience has been underscored thus far in 2020 with our results only modestly impacted in the short term, and mostly being timing related. As we look across our portfolio, we do not have any material counterparty risk, we have adequate liquidity at each business, and we expect run-rate cash flow generation to be largely unaffected.

Q2 2020 INTERIM REPORT 43

REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section we review our consolidated performance and financial position as of June 30, 2020 and December 31, 2019 and for the three and six-month periods ended June 30, 2020 and 2019. Further details on the key drivers of our operations and financial position are contained within the “Segmented Disclosures” section of this MD&A.

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS, EXCEPT PER UNIT INFORMATION	2020	2019	2020	2019
Summary Statements of Operating Results
Revenues	$1,946	$1,685	$4,142	$3,278
Direct operating costs	(1,063)	(840)	(2,302)	(1,638)
General and administrative expenses	(72)	(64)	(133)	(125)
Depreciation and amortization expense	(375)	(323)	(775)	(615)
Interest expense	(247)	(241)	(529)	(453)
Share of earnings from investments in associates and joint ventures	11	34	59	52
Mark-to-market on hedging items	(75)	52	123	34
Other (expenses) income	(28)	12	(234)	22
Income tax expense	(63)	(61)	(169)	(136)
Net income	34	254	182	419
Net (loss) income attributable to our partnership(1)	(61)	98	58	128
Net (loss) income per limited partnership unit	$(0.25)	$0.11	$(0.12)	$0.06

1.
Includes net income attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, non-controlling interests—Exchange LP Units, non-controlling interests - class A shares of BIPC, general partner and limited partners.

Three-month periods ended June 30, 2020 and 2019
Net income for the three-month period ended June 30, 2020 was $34 million, of which a loss of $61 million was attributable to our partnership. This compares to net income of $254 million in the prior year, of which $98 million was attributable to our partnership. Underlying results for the partnership benefitted from inflation-indexation, capital commissioned into earnings in the last 12 months as well as the benefit of our asset rotation strategy. These positive factors were more than offset by fair value adjustments related to our corporate hedging program which totaled nearly $90 million for the quarter compared to gains of approximately $35 million in the same period of 2019.
Revenues for the three-month period ended June 30, 2020 were $1,946 million, which represents an increase of $261 million compared to the three-month period ended June 30, 2019. Revenues from our transport segment increased by $359 million, primarily as a result of contributions from our recently acquired North American rail operation. Our energy segment contributed additional revenue of $90 million as a result of the acquisition of the federally regulated assets of our Western Canadian midstream operation and organic growth at our North American residential energy infrastructure operation. These increases were partially offset by the disposition of our Australian district energy business in November 2019. Revenues from our data infrastructure segment increased by $8 million as a result of contributions from our U.K. telecom tower business acquired in December 2019. Our utilities segment experienced a $38 million decrease in revenues predominantly due to the disposition of our Colombian regulated distribution operation in January 2020. These items were partially offset by the impact of foreign exchange, which reduced our U.S. dollar revenues by $158 million, as all of the major currencies in which we operate depreciated against the U.S. dollar relative to the prior year.
Direct operating expenses for the three-month period ended June 30, 2020 were $1,063 million, an increase of $223 million compared to the three-month period ended June 30, 2019. The current period includes $314 million of incremental costs predominantly related to our recently acquired North American rail operation and $12 million of costs associated with organic growth initiatives. These increases were partially offset by the disposition of our Colombian regulated distribution operation and our Australian district energy business which reduced direct costs by $45 million as well as the impacts of foreign exchange which lowered costs by $58 million.
General and administrative expenses totaled $72 million for the three-month period ended June 30, 2020, an increase of $8 million compared to the three-month period ended June 30, 2019. This line item primarily consists of the base management fee that is paid to Brookfield, which is equal to 1.25% of our partnership’s market value plus preferred units outstanding and net recourse debt. The increase from the prior year is due to a higher trading price of our unit, an increase in our unit count following our July 2019 equity issuance and additional borrowings to fund new investments.

44 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Depreciation and amortization expense for the three-month period ended June 30, 2020 was $375 million, an increase of $52 million from the prior year. This increase is primarily associated with incremental charges from recently completed acquisitions, partially offset by the impact of foreign exchange.
Interest expense for the three-month period ended June 30, 2020 was $247 million, an increase of $6 million compared to the same period in 2019. Interest expense increased $43 million due to additional asset-level borrowings associated with recently completed acquisitions. The increase was partially offset by lower interest charges at several operating entities due to ongoing refinancing initiatives and the impact of foreign exchange.
Our partnership’s share of earnings from investments in associates and joint ventures was $11 million for the three-month period ended June 30, 2020, representing a decrease of $23 million relative to the same period in 2019. Our share of earnings from operating businesses accounted for as investments in associates and joint ventures increased by $28 million from the prior year, however this was offset by our share of losses recognized on foreign exchange contracts held within our Brookfield-sponsored private infrastructure funds and the impact of foreign exchange.
Mark-to-market losses on hedging items for the three-month period ended June 30, 2020 were $75 million, compared to gains of $52 million in the prior year. Amounts in both the current and comparative periods consist primarily of mark-to-market movements relating to future cash flow hedging activities at the corporate level. The loss in the current period resulted from the appreciation of the Canadian dollar, Australian dollar, Colombian Peso and Chilean Peso relative to the U.S. dollar.
Other expenses for the three-month period ended June 30, 2020 were $28 million, compared to income of $12 million for the same period in 2019. Items included in the current quarter results include restructuring and business development costs at our recently acquired North American rail operations, accretion expense associated with the deferred consideration at our Brazilian regulated gas transmission business and asset retirement obligations. Other income in the prior year included a mark-to-market gain on financial assets.
Income tax expense for the three-month period ended June 30, 2020 was $63 million compared to $61 million for the same period in 2019. The increase is the result of $14 million of incremental taxes associated with investments completed in the last twelve months and $15 million of incremental taxes associated with organic growth initiatives. These increases were partially offset by the impact of foreign exchange which reduced the expense by $19 million and the disposition of our Colombian regulated distribution operation and Australian district energy businesses which lowered income tax expense by $8 million.
Six-month periods ended June 30, 2020 and 2019
Net income for the six-month period ended June 30, 2020 was $182 million, of which $58 million was attributable to our partnership. This compares to net income of $419 million in the prior year, of which $128 million was attributable to our partnership. Net income for the period benefited from organic growth across most of our operating groups, contributions from new investments completed in the last year and gains on our corporate hedging program. These increases were partially offset by a non-recurring tax expense following an increase in the U.K. tax rate and the impact of foreign exchange as most of the foreign currencies in which we operate in depreciated relative to the U.S. dollar during the period.

Revenues for the six-month period ended June 30, 2020 were $4,142 million, which represents an increase of $864 million compared to the same period in 2019. Revenues from our transport segment increased by $872 million, primarily as a result of the initial contribution from our North American rail operation. Our energy segment contributed additional revenue of $237 million as a result of the acquisition of the federally-regulated assets of our Western Canadian midstream operation and a contracted gas pipeline in India, partially offset by lost revenues associated with the sale of our Australian district energy business in November 2019. Revenues from our data infrastructure segment increased by $18 million as a result of the initial contribution from a U.K. telecom tower business acquired in December 2019. Revenues from our utilities segment increased by $7 million due to the benefits of inflation-indexation and organic growth, partially offset by the disposition of the Colombian regulated distribution operation. Overall, these positive impacts were partially offset by $270 million of foreign exchange across our segments, as all of the major currencies in which we operate depreciated against the U.S. dollar relative to the prior year.

Direct operating expenses for the six-month period ended June 30, 2020 were $2,302 million, an increase of $664 million compared to the six-month period ended June 30, 2019. The current period includes $750 million of incremental costs related to our recently completed acquisitions and $105 million of costs associated with organic growth initiatives. These increases were partially offset by the dispositions of our Colombian regulated distribution operation and Australian district energy business as well as the impact of foreign exchange which reduced direct costs by $85 million and $106 million, respectively.

Q2 2020 INTERIM REPORT 45

General and administrative expenses totaled $133 million for the six-month period ended June 30, 2020, an increase of $8 million compared to the same period in 2019. This line item primarily consists of the base management fee paid to Brookfield, which is equal to 1.25% of our partnership’s market value plus preferred units outstanding and net recourse debt. The base management fee increased from the prior year as a result of a higher trading price of our unit, an increase in our unit count following our July 2019 equity issuance and additional borrowings to fund new investments.

Depreciation and amortization expense for the six-month period ended June 30, 2020 was $775 million, an increase of $160 million from the prior year. This increase is primarily associated with incremental charges from recently completed acquisitions, partially offset by the impact of foreign exchange.

Interest expense for the six-month period ended June 30, 2020 was $529 million, an increase of $76 million compared to the same period in 2019. Interest expense increased $122 million due to additional asset-level borrowings associated with recently completed acquisitions and additional borrowings for growth initiatives. The increase was partially offset by lower interest charges at several operating entities due to ongoing refinancing initiatives and the impact of foreign exchange.

Our partnership’s share of earnings from investments in associates and joint ventures was $59 million for the six-month period ended June 30, 2020, relatively consistent with the same period in 2019.

Mark-to-market gains on hedging items for the six-month period ended June 30, 2020 were $123 million, compared to gains of $34 million for the six-month period ended June 30, 2019. Amounts in both the current and comparative periods consist primarily of mark-to-market movements relating to future cash flow hedging activities at the corporate level. The gain in the current period resulted from the depreciation of the Canadian dollar, Australian dollar, British Pound, Colombian Peso and Chilean Peso relative to the U.S. dollar.

Other expenses for the six-month period ended June 30, 2020 were $234 million, compared to income of $22 million for the same period in 2019. The current period included a make-whole payment related to a refinancing at our U.K. port operations, restructuring and business development costs at our recently acquired North American rail operations, accretion expense associated with the deferred consideration at our Brazilian regulated gas transmission business and recycling of previous foreign exchange movements associated with the sale of our Colombian regulated distribution operation. Other income in the prior year included fair value gains on our financial asset portfolio.

Income tax expense for the six-month period ended June 30, 2020 was $169 million compared to $136 million for the same period in 2019. The increase is due to an increase in the U.K. income tax rate which resulted in $31 million of additional charges during the current year, $35 million of incremental taxes associated with investments completed in the last twelve months and $6 million associated with organic growth initiatives. These increases were partially offset by foreign exchange and dispositions which lowered income tax expense by $31 million and $8 million, respectively.

US$ MILLIONS Summary Statements of Financial Position Key Metrics	As of
	June 30, 2020	December 31, 2019
Cash and cash equivalents	$1,380	$827
Property, plant and equipment	22,279	23,013
Intangible assets	12,658	14,386
Total assets	51,322	56,308
Corporate borrowings	3,074	2,475
Non-recourse borrowings	17,860	18,544
Total liabilities	32,579	34,131
Limited Partners’ capital	3,823	5,048
General Partner capital	17	24
Non-controlling interest – Redeemable Partnership Units held by Brookfield	1,520	2,039
Non-controlling interest – Class A shares of Brookfield Infrastructure Corporation	576	—
Non-controlling interest – Exchange LP Units	12	18
Non-controlling interest – in operating subsidiaries	11,860	14,113
Preferred unitholders	935	935
Total assets were $51.3 billion at June 30, 2020, compared to $56.3 billion at December 31, 2019. Additional asset-level borrowings, organic growth initiatives, and financial asset mark-to-market movements increased consolidated assets by $1.6 billion. These increases were more than offset by dispositions completed in 2020, including the sale of our Colombian regulated distribution operation and the Australian portion of our North American rail operation which reduced total assets by $2.3 billion. The impact of foreign exchange and depreciation and amortization charges also reduced total assets by $3.5 billion and $0.8 billion, respectively.

46 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. To date, there has been significant volatility in commodity and foreign exchange markets as well as restrictions on the conduct of business in many jurisdictions and the global movement of people and certain goods. Our partnership has assessed the impact of the economic environment on our asset valuations, including our property, plant and equipment, intangible assets, and investments in associates and joint ventures. In making these assessments, we have assumed that the sharp curtailment in economic activities, as a result of social distancing rules imposed by governments worldwide, will not materially persist in the long term. Thus far our operations have been resilient to global economic disruptions with only modest impacts on near-term results. Our total assets are predominantly comprised of property, plant and equipment as well as intangible assets which are geographically dispersed, diversified across our operating segments, and largely underpinned by regulated tariffs or highly contracted cash flows. Based on our partnership’s assessment, no impairments to our asset values were required as at June 30, 2020.

Over the six-month period ended June 30, 2020, Property, plant and equipment decreased from $23.0 billion to $22.3 billion as additions of $0.6 billion were more than offset by depreciation expense of $0.5 billion and the impact of foreign exchange of $0.8 billion. Intangible assets decreased from $14.4 billion to $12.7 billion due to amortization expense of $0.2 billion and the impact of foreign exchange of $1.5 billion.

Our accounting policy is to recognize property, plant and equipment at fair value and intangible assets at amortized cost. Our last revaluation date for the measurement of property, plant and equipment as well as for impairment testing of intangible assets and goodwill was December 31, 2019. There remains significant uncertainty surrounding potential future outbreaks of COVID-19. As a result, we continue to reassess key inputs and assumptions used in our revaluation and evaluate whether there are potential indicators of impairment for our intangible assets and goodwill. We have considered the following with respect to the valuation of long-term assets, including those held within investments in associates and joint ventures:

•
Within our utilities, energy and data infrastructure segments, our property, plant and equipment and intangible assets are underpinned by stable, regulated or contracted cash flows. Regulated revenues have been predominantly unaffected to date as we earn a fixed return on our asset base in exchange for making our critical infrastructure assets available to customers. Our contracted cash flows in these segments have also demonstrated resilience in this current economic environment as they are generally secured by take-or-pay contracts that insulate us from price and volume risk.

•
Our transport businesses have been more impacted by the isolation measures imposed by local governments. These shutdowns vary in timing and severity by region; however, they have impacted the flow of people and commerce at a relatively small portion of our businesses. Although circumstances continue to evolve, we do not believe that the curtailments of economic activity will be long-term in nature. Rail volumes have been resilient thus far, with no observable impact to our operations in Australia and Brazil, and only modest declines relative to plan witnessed at our North American operations. Our toll roads operations have experienced lower volumes. However, we have initiated processes to determine whether we will be compensated under the respective regulatory frameworks, either through increased tariffs or extension of our concession agreements and believe that the value of these assets has not changed over a long-term horizon. Container terminal volumes at our port operations were lower during the second quarter as a result of the disruption to global trade. Although volumes remain slightly lower than originally planned, they have started to recover and continue to improve. The long-term value of these assets has not changed significantly since our most recent valuation.

Corporate borrowings have increased by $0.6 billion since December 31, 2019. The increase is due to higher amounts drawn on the corporate revolving credit facility to fund the initial investment in a communication towers operation in India which is currently awaiting regulatory approval and the issuance of C$400 million of medium-term notes in April 2020. These increases were partially offset by the impact of a weaker Canadian dollar relative to the U.S. dollar.
Non-recourse borrowings have decreased by $0.7 billion since December 31, 2019. This is attributable to a decrease in foreign denominated debt as most currencies underlying non-recourse borrowings depreciated relative to the U.S. dollar during the six-month period ended June 30, 2020. The decrease was partially offset by $0.2 billion of additional net borrowings associated with growth initiatives.
Partnership capital has decreased by $1.2 billion since December 31, 2019. The decrease is attributable to foreign exchange as most of the foreign currencies in which we operate have depreciated relative to the U.S. dollar and distributions paid to our unitholders. These decreases were partially offset by income generated during the period and a gain of approximately $140 million on the partial disposition of our Chilean toll road business recognized directly in equity.

Q2 2020 INTERIM REPORT 47

Foreign Currency Translation
Due to the nature of our global operations, current period financial results may be impacted by foreign currency movements. The most significant currency exchange rates that impact our business are shown in the following table:

	Period End Rate			Average Rate
	As of			For the three-month period ended June 30			For the six-month period ended June 30
	June 30, 2020	December 31, 2019	Change	2020	2019	Change	2020	2019	Change
Australian dollar	0.6903	0.7018	(2)%	0.6578	0.7002	(6)%	0.6580	0.7063	(7)%
Brazilian real	0.1826	0.2481	(26)%	0.1857	0.2550	(27)%	0.2032	0.2600	(22)%
British pound	1.2401	1.3255	(6)%	1.2416	1.2853	(3)%	1.2607	1.2938	(3)%
Canadian dollar	0.7366	0.7699	(4)%	0.7220	0.7476	(3)%	0.7335	0.7498	(2)%
As at June 30, 2020, our consolidated partnership capital of $18.7 billion was invested in the following currencies: United States dollars - 30%; Canadian dollars - 21%; Brazilian reais - 13%; British pounds - 11%; Australian dollars - 7%; Indian rupees - 6%; and other currencies - 12%. As a result of our currency hedging program, 57% of our partnership capital is effectively denominated in U.S. dollars. Currency exchange rates relative to the U.S. dollar as at June 30, 2020 were lower than December 31, 2019 for all of our significant non-U.S. dollar investments, which decreased the carrying values of the assets and liabilities of our operations in these regions.
The following table disaggregates the impact of foreign currency translation on our partnership capital by the most significant non-U.S. currencies:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2020	2019	2020	2019
Australian dollar	$167	$(19)	$(94)	$(7)
Brazilian real	(173)	81	(1,230)	54
British pound	6	(47)	(222)	(8)
Canadian dollar	99	61	(129)	137
Other	16	39	(45)	57
	115	115	(1,720)	233
Currency hedges(2)	(56)	(57)	206	(118)
	$59	$58	$(1,514)	$115
Attributable to:
Unitholders	$(8)	$3	$(783)	$(21)
Non-controlling interests	67	55	(731)	136
	$59	$58	$(1,514)	$115

1.	Excludes the impact of reclassification of prior period currency translation gains and losses.

2.	Includes net investment and cash flow hedges for foreign currencies of subsidiaries and associates and excludes cash flow hedges for interest rates.
The impact of foreign currency translation on partnership capital, including those attributable to non-controlling interests for the three and six-month periods ended June 30, 2020 was a gain of $0.1 billion and a reduction of $1.5 billion, respectively.
We use financial contracts and locally denominated debt to hedge most foreign currency exposures. We are largely hedged against the Australian, Canadian and European currencies and partially hedged against the British pound. As a result, the negative impact of currency movements was partially offset by gains recognized on our currency hedges. We have also entered into hedges to reduce foreign currency exposures to Chilean and Peruvian currencies.
Average currency exchange rates impact the U.S. dollar equivalents of revenues and net income from non-U.S. operations on a comparative basis. During the three and six-month periods ended June 30, 2020, the majority of the foreign currencies in which we operate have depreciated relative to the U.S. dollar, decreasing U.S. dollar revenue and net income in these currencies.

48 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Summary of Quarterly Results
Quarterly results for the eight most recent quarters are as follows:

US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	2020		2019				2018
Three-month period ended	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$1,946	$2,196	$1,655	$1,664	$1,685	$1,593	$1,428	$1,167
Direct operating costs	(1,063)	(1,239)	(907)	(850)	(840)	(798)	(729)	(603)
Earnings (losses) from investment in associates and joint ventures	11	48	136	36	34	18	23	(32)
Expenses
Interest	(247)	(282)	(222)	(229)	(241)	(212)	(176)	(140)
General and administrative expenses	(72)	(61)	(79)	(75)	(64)	(61)	(54)	(57)
Valuation items
Fair value changes and other	(103)	(8)	(191)	34	64	(8)	(45)	5
Depreciation and amortization	(375)	(400)	(282)	(317)	(323)	(292)	(232)	(188)
Income tax expense	(63)	(106)	(84)	(58)	(61)	(75)	(42)	(65)
Net income	34	148	26	205	254	165	173	87
Net income attributable to others	101	96	39	176	212	171	147	107
Net (loss) income attributable to limited partners	(67)	52	(13)	29	42	(6)	26	(20)
Net (loss) income per limited partnership unit	$(0.25)	$0.13	$(0.06)	$0.06	$0.11	$(0.05)	$0.05	$(0.09)
A significant driver of our results continues to be from organic growth which consists of inflation-indexation, GDP-linked volume increases and reinvested capital. In addition, results have benefited over the last eight quarters from the contribution of new investments. On a constant currency basis, these items resulted in increases in our revenues, direct operating costs, interest charges and depreciation and amortization expense. In addition to the aforementioned items, net income is impacted by fair value adjustments, mark-to-market movements on derivatives, and other income and expenses. During the three-months ended June 30, 2020, our partnership recorded mark-to-market losses on our foreign currencies derivatives as a result of the appreciation of foreign currencies that we hedge against.
We do not consider the effects of seasonality to be significant to the business overall. This is primarily due to the diversification of our business from a geographic and a segment perspective. While macroeconomic events following the global economic shutdown impacted our GDP sensitive businesses, our diversified portfolio and regulated or highly contracted cash flows mitigated the effects on our partnership’s financial results for the period ending June 30, 2020. Our stable and predictable cash flow profile is further strengthened by our principled approach to counterparty selection and capital structure. As we look across our portfolio, we do not have any material counterparty risk, we have adequate liquidity at each business, and we expect run-rate cash flow generation to be largely unaffected.

Q2 2020 INTERIM REPORT 49

SELECTED STATEMENTS OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION
To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures, including but not limited to FFO, AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). We define Adjusted EBITDA as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We define Adjusted Earnings as net income attributable to our partnership, excluding the impact of depreciation and amortization expense from revaluing property, plant and equipment and the effects of purchase price accounting, mark-to-market on hedging items and disposition gains or losses. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.
Along with net income and other IFRS measures, FFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital are key measures of our financial performance that we use to assess the results and performance of our operations on a segmented basis. AFFO is also a measure of operating performance and represents the ability of our businesses to generate sustainable earnings. Adjusted Earnings is a measure of operating performance used to assess the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our partnership. Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns.
Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS, FFO, AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital are unlikely to be comparable to similar measures presented by other issuers and have limitations as analytical tools. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of Funds from Operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
For further details regarding our use of FFO, AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital, as well as a reconciliation of the most directly comparable IFRS measures to these measures, see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

50 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the three-month period ended June 30		For the six-month period ended June 30
Key Metrics	2020	2019	2020	2019
Net (loss) income attributable to partnership(1)	$(61)	$98	$58	$128
Net (loss) income per limited partnership unit(2)	(0.25)	0.11	(0.12)	0.06
Funds from Operations (FFO)(3)	333	337	691	688
Per unit FFO(4)	0.72	0.76	1.49	1.55
Adjusted Funds from Operations (AFFO)(5)	265	264	566	561
Return on invested capital(6)	10%	12%	11%	12%
Adjusted EBITDA(7)	438	472	940	944
Adjusted earnings(8)	139	145	270	309
Adjusted earnings per unit(4)	0.30	0.32	0.58	0.69
Distributions per unit	0.485	0.452	0.970	0.904
FFO payout ratio(9)	85%	74%	82%	73%

1.
Net (loss) income attributable to partnership includes net income attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, non-controlling interests—Exchange LP Units, non-controlling interests—class A shares of BIPC, general partner and limited partners.

2.
Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month periods were 294.7 million and 294.1 million, respectively (2019: 279.7 million and 278.9 million). Net (loss) income per limited partnership unit has been adjusted to reflect the dilutive impact of the special distribution.

3.
FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to FFO.

4.
Average units outstanding, adjusted for the BIPC special distribution as if it had been completed prior to the periods presented, for the three and six-month periods were 464.9 million and 464.8 million, respectively (2019: 442.8 million and 442.9 million), being inclusive of limited partnership units, the Redeemable Partnership Units, the Exchange LP Units, class A shares of BIPC and the general partner units. Average units outstanding, prior to the impact of the special distribution, for the three and six-month periods were 418.4 million and 418.4 million, respectively (2019: 398.5 million and 398.6 million).

5.	AFFO is defined as FFO less maintenance capital expenditures. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to AFFO.

6.
Return on invested capital is calculated as AFFO adjusted for an estimate of the portion of earnings that represent a return of capital on concession-based businesses, divided by Invested Capital. The return of capital estimates for the three and six-month periods ended June 30, 2020 were $30 million and $61 million, respectively. (2019: $27 million and $53 million). Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from partnership capital to Invested Capital.

7.
Adjusted EBITDA is defined as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to Adjusted EBITDA.

8.
Adjusted Earnings is defined as net income attributable to our partnership, excluding the impact of depreciation and amortization expense from revaluing property, plant and equipment and the effects of purchase price accounting, mark-to-market on hedging items and disposition gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to Adjusted Earnings.

9.	Payout ratio is defined as distributions paid (inclusive of incentive and preferred unit distributions) divided by FFO.
For the three-months ended June 30, 2020, FFO totaled $333 million ($0.72 per unit) which is equivalent to $0.80 per unit prior to our March 31, 2020 unit split. This compares to FFO of $337 million ($0.76 per unit split adjusted) for the same quarter in 2019. Results for the quarter were relatively consistent with prior year demonstrating the resiliency of our business despite a challenging economic backdrop. The current quarter benefited from our asset rotation strategy as we deployed $1.2 billion in the last 12 months at an average going-in FFO yield of 12%. These positive factors were offset by foreign exchange, in particular the 27% decline in the Brazilian real relative to the U.S. dollar, which reduced FFO by $30 million as well as lower market sensitive revenues concentrated in our transport segment because of temporary lockdown measures arising during the global economic shutdown which reduced FFO by $25 million. The lower FFO is timing related and not a permanent economic loss as we expect to recover from the delays in our growth projects under the respective regulatory frameworks.
The second quarter results continue to reflect our commitment to our asset rotation strategy, a critical part of our full cycle investment plan. In the last 12 months, the partnership completed the disposition of our interest in a Colombian regulated distribution operation, Australian district energy operation, and the partial disposition of our interest in a Chilean toll road business. We deployed this capital into recently completed investments which are accretive to our business. Our investment teams around the world continue to pursue a number of large and strategic investment opportunities, particularly concentrated in data infrastructure such as the acquisition of over 130,000 high-quality telecom towers in India which is awaiting regulatory approval. We expect to invest approximately $500 million of equity (Brookfield Infrastructure’s share) in the business.

Q2 2020 INTERIM REPORT 51

The following tables present selected statement of operating results and financial position information by operating segment on a proportionate basis:

US$ MILLIONS	For the three-month period ended June 30		For the six-month period ended June 30
Statements of Operating Results	2020	2019	2020	2019
Net income (loss) by segment
Utilities	$60	$116	$112	$184
Transport	5	9	(23)	23
Energy	18	9	39	41
Data Infrastructure	16	(10)	(8)	(9)
Corporate	(160)	(26)	(62)	(111)
Net income	$(61)	$98	$58	$128
Adjusted EBITDA by segment
Utilities	$174	$190	$367	$371
Transport	145	184	311	373
Energy	138	123	286	250
Data Infrastructure	53	39	109	75
Corporate	(72)	(64)	(133)	(125)
Adjusted EBITDA	$438	$472	$940	$944
FFO by segment
Utilities	$130	$143	$276	$280
Transport	108	135	228	274
Energy	106	96	221	203
Data Infrastructure	43	30	85	58
Corporate	(54)	(67)	(119)	(127)
FFO	$333	$337	$691	$688

US$ MILLIONS	As of
Statements of Financial Position	June 30, 2020	December 31, 2019
Total assets by segment
Utilities	$5,224	$5,825
Transport	5,780	6,916
Energy	5,458	5,589
Data Infrastructure	2,114	2,204
Corporate	(1,111)	(1,284)
Total assets	$17,465	$19,250
Net debt by segment
Utilities	$3,439	$3,647
Transport	2,566	2,925
Energy	2,526	2,461
Data Infrastructure	897	886
Corporate	2,089	2,202
Net debt	$11,517	$12,121
Partnership capital by segment
Utilities	$1,785	$2,178
Transport	3,214	3,991
Energy	2,932	3,128
Data Infrastructure	1,217	1,318
Corporate	(3,200)	(3,486)
Partnership capital	$5,948	$7,129

52 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

SEGMENTED DISCLOSURES
In this section, we review the results of our principal operating segments: utilities, transport, energy and data infrastructure. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods, whereby our partnership either controls or exercises significant influence or joint control over its investments. Refer to the “Discussion of Segment Reconciling Items” of this MD&A for a reconciliation of segment results to our partnership’s statement of operating results in accordance with IFRS.

Recent Developments

While we remain cautious with respect to potential setbacks in the global recovery, we are encouraged by the pace of reopening and strong performance of our businesses. Results for our assets that have volume exposure have been, for the most part, quicker to rebound than we initially anticipated. At many of our businesses, results are ahead of plan for the year as societies emerge out of lockdown and economic activity ramps up further. However, our results may reflect certain timing impacts that should be recovered over time. For example, these could include additional delays recognizing earnings associated with the build-out of a contracted backlog of projects in our U.K. connections business, and reduced traffic on our toll roads, for which we expect to be fully compensated under force majeure provisions in our concession agreements. Further, while we are pleased with the faster than expected recovery, many of these businesses are not fully back to pre-COVID levels as certain safety protocols are inhibiting productivity at construction sites and commuter traffic levels are still impacted by employees continuing to work from home. We may not see a full recovery until later in the year or early 2021. However, barring any further shutdowns, the impact of the economic slowdown on Brookfield Infrastructure’s results in the next few quarters should be modest.

In the second half of 2020, we will focus on the execution of capital recycling initiatives. We are confident that the merits of investing in mature, de-risked, cash-flow producing infrastructure assets will be more appealing to prospective buyers than ever - particularly with the expectation for low interest rates for the foreseeable future.

Q2 2020 INTERIM REPORT 53

Our utilities segment is comprised of businesses from which we earn a regulated return. These include regulated transmission (natural gas and electricity), regulated distribution (electricity and natural gas connections), and a regulated terminal. These businesses earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base, or from revenues in accordance with long-term concession agreements, private bilateral contracts approved or ratified by the regulator, or price control frameworks. Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Our diversified portfolio of assets allows us to mitigate exposure to any single regulatory regime. In addition, due to the franchise frameworks and economies of scale of our businesses, we often have significant competitive advantages in competing for projects to expand our rate base and earn incremental revenues. Accordingly, we expect this segment to produce stable revenue and margins over time that should increase with investment of additional capital and inflation. Nearly all our utilities segment’s Adjusted EBITDA is supported by regulated or contractual revenues.

The objectives for our utilities segment are to invest capital in the expansion of our rate base, as well as to provide safe and reliable service for our customers on a cost-efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base. Our performance can be measured by the growth in our rate base, the return on our rate base, and the growth in our AFFO.
Our utilities segment is comprised of the following:
Regulated Transmission

•	Approximately 2,700 kilometers of natural gas pipelines in North and South America

•
Approximately 2,600 kilometers of operating transmission lines in North and South America along with an additional 3,300 kilometers of greenfield electricity transmission under development in South America

Regulated Distribution

•	Approximately 6.6 million connections, predominantly electricity and natural gas, and approximately 1.4 million installed smart meters
Regulated Terminal

•	Australian-based terminal forming a critical component of the global steel production supply chain
Results of Operations
The following table presents our proportionate share of the key metrics of our utilities segment:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2020	2019	2020	2019
Rate base	$4,602	$4,770	$4,602	$4,770
Funds from Operations (FFO)(1)	130	143	276	280
Maintenance capital expenditures	(4)	(5)	(9)	(8)
Adjusted Funds from Operations (AFFO)(1)	$126	$138	$267	$272
Return on rate base(2),(3)	12%	12%	12%	12%

1.	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.

2.	Return on rate base is Adjusted EBITDA divided by time weighted average rate base.

3.
Return on rate base excludes impact of connections revenues at our U.K. regulated distribution operation, a return of capital component from earnings generated at our Brazilian regulated gas transmission business, and foreign exchange

54 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our partnership earns a return on a regulated or notionally stipulated asset base, which we refer to as rate base. Our rate base reflects the current amount, either as defined by the regulator or as implied by our contracted cash flows, on which we earn our return. Our rate base increases with capital that we invest to expand our systems and is indexed to local inflation. The return that we earn is typically determined by a regulator for prescribed periods of time or is derived based on the contracted cash flows that we have secured. We believe that the rate base is useful for investors as it provides them with an understanding of the unlevered returns that our asset base can currently generate and enhances comparability across other utility investments as it assists in assessing the operating performance of our businesses by eliminating the effect of its current capital structure and tax profile.
For the three-month period ended June 30, 2020, our utilities segment generated FFO of $130 million, compared to $143 million for the same period in the prior year. FFO benefited from inflation-indexation, approximately $280 million of capital commissioned into rate base over the last 12 months and the contribution from a North American regulated gas transmission business acquired in October 2019. These positive impacts were offset by a delay in the recognition of connections revenue at our U.K. regulated distribution business, the loss of earnings associated with the sale of an electricity distribution utility in Colombia and the impact of a decline in the Brazilian real, which reduced U.S. dollar results by $16 million. The lower connections activity is temporary in nature as it reflects a delay in the recognition of FFO while construction in the U.K. was suspended in April because of government imposed shutdowns. Construction quickly rebounded in May and June as homebuilders opened their sites, with new connection activity averaging 65% of planned levels throughout June.
The following table presents our proportionate Adjusted EBITDA and FFO for the businesses in this operating segment:

	Adjusted EBITDA(1)				FFO(1)
	For the three-month period ended June 30		For the six-month period ended June 30		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2020	2019	2020	2019	2020	2019	2020	2019
Regulated Transmission	$67	$77	$149	$153	$51	$59	$112	$117
Regulated Distribution	78	85	160	162	60	66	126	127
Regulated Terminal	29	28	58	56	19	18	38	36
Total	$174	$190	$367	$371	$130	$143	$276	$280

1.	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
For the three-month period ended June 30, 2020, our regulated transmission operations generated Adjusted EBITDA of $67 million and FFO of $51 million, compared to $77 million and $59 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from inflation-indexation and the contribution from the acquisition of a North American regulated gas transmission business in October 2019. These positive factors were more than offset by the impact of a decline in the Brazilian real relative to the U.S. dollar.
For the three-month period ended June 30, 2020, our regulated distribution operations generated Adjusted EBITDA of $78 million and FFO of $60 million, compared to $85 million and $66 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from inflation-indexation, capital commissioned into rate base in the last 12 months and higher exchange rates on our British pound hedge contracts. These positive factors were more than offset by lower connections activity at our U.K. regulated distribution business and the loss of earnings associated with the sale of our Colombian electricity distribution operation.
For the three-month period ended June 30, 2020, our regulated terminal generated Adjusted EBITDA of $29 million and FFO of $19 million, compared to $28 million and $18 million, respectively, in the prior year. Adjusted EBITDA and FFO increased due to the benefit of inflation-indexation and additions to rate base completed in the last 12 months.

Q2 2020 INTERIM REPORT 55

The following table presents the roll-forward of our proportionate rate base:

US$ MILLIONS	For the three-month period ended June 30, 2020	For the six-month period ended June 30, 2020	For the 12 month period ended December 31, 2019
Rate base, start of period	$4,507	$5,116	$4,511
Acquisitions	—	—	266
Impact of asset sales	—	(82)	—
Capital expenditures commissioned	33	109	302
Inflation and other indexation	14	32	187
Regulatory depreciation	(11)	(22)	(86)
Foreign exchange and other	59	(551)	(64)
Rate base, end of period	$4,602	$4,602	$5,116
As of June 30, 2020, our rate base was $4.6 billion. Rate base decreased compared to year-end as new connections at our U.K. regulated distribution business and inflation-indexation at our Brazilian regulated gas transmission business were more than offset by the impact of asset sales and foreign exchange.
The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended June 30, 2020	For the six-month period ended June 30, 2020	For the 12 month period ended December 31, 2019
Capital backlog, start of period	$590	$718	$815
Impact of asset sales	—	(5)	—
Additional capital project mandates	67	157	432
Less: capital expenditures	(76)	(198)	(416)
Foreign exchange and other	(1)	(92)	(113)
Capital backlog, end of period	580	580	718
Construction work in progress	330	330	316
Total capital to be commissioned	$910	$910	$1,034
Capital backlog relates to projects that have been awarded or filed with regulators with anticipated commissioning into rate base in the next three years. As of June 30, 2020, total capital to be commissioned was $910 million compared to $1.0 billion as of December 31, 2019. Total capital to be commissioned decreased as new connection mandates secured during the period were more than offset by approximately 400 kilometers of greenfield electricity transmission lines commissioned in Brazil and the impact of foreign exchange. Our U.K. regulated distribution business and Brazilian electricity transmission business are the largest contributors to our total capital expected to be commissioned into rate base; comprised of approximately $600 million and $225 million of total projects, respectively.

56 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our transport segment is comprised of open access systems that provide transportation, storage and handling services for freight, bulk commodities and passengers, for which we are paid an access fee or for services provided. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses such as our rail and toll road operations, which may be subject to price ceiling or other rate regulation focused on maintaining competition, as well as unregulated businesses, such as our ports. Transport businesses typically have high barriers to entry and, in many instances, have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are generally stable and, in many cases, are supported by contracts or customer relationships. The diversification within our transport segment mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 85% of our transport segment’s Adjusted EBITDA is supported by contractual or regulated revenues and approximately 30% of revenues have no volume risk. However, as discussed elsewhere in this report, many businesses are not fully back to pre-COVID levels and commuter traffic levels are still impacted by employees continuing to work from home. We may not see a full recovery until later in the year or early 2021.

Our objectives for our transport segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital deployed. Our performance can be measured by our revenue growth and our Adjusted EBITDA margin.
Our transport segment is comprised of the following:
Rail

•	116 short line freight railroads comprising over 22,000 kilometers of track in North America and Europe

•	Sole provider of rail network in southern half of Western Australia with approximately 5,500 kilometers of track and operator of approximately 4,800 kilometers of rail in Brazil
Toll Roads

•	Approximately 4,000 kilometers of motorways in Brazil, Chile, Peru and India
Ports

•	13 terminals in North America, U.K., and Australia
Results of Operations
The following table presents our proportionate share of the key metrics of our transport segment:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2020	2019	2020	2019
Growth capital expenditures	$21	$41	$51	$94
Adjusted EBITDA margin(1)	51%	48%	51%	48%
Funds from Operations (FFO)(2)	108	135	228	274
Maintenance capital expenditures	(31)	(40)	(63)	(81)
Adjusted Funds from Operations (AFFO)(2)	$77	$95	$165	$193

1.
Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income to Adjusted EBITDA.

2.	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.

Q2 2020 INTERIM REPORT 57

For the three-month period ended June 30, 2020, our transport segment generated FFO of $108 million compared to $135 million for the same period in the prior year. Results for the segment benefited from higher volumes on our Australian and Brazilian rail networks and the contribution from our North American rail operation acquired in December 2019. These positive factors were more than offset by lower volumes at our toll road businesses due to temporary government shutdowns and lower volumes at our port operations due to a decline in global trading activity. Also impacting FFO was the loss of earnings associated with the sale of our European port operation, the partial sale of our interest in the Chilean toll road operation, and a decline in the Brazilian real, which reduced results by $14 million.
The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)				FFO(1)
	For the three-month period ended June 30		For the six-month period ended June 30		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2020	2019	2020	2019	2020	2019	2020	2019
Rail	$81	$72	$160	$144	$65	$55	$125	$110
Toll Roads	40	75	107	154	25	54	70	110
Ports	24	37	44	75	18	26	33	54
Total	$145	$184	$311	$373	$108	$135	$228	$274

1.	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
For the three-month period ended June 30, 2020, our rail business generated Adjusted EBITDA of $81 million and FFO of $65 million compared to $72 million and $55 million, respectively, in the prior year. Adjusted EBITDA and FFO increased due to higher mineral volumes in Australia, record agricultural volumes on our rail network in Brazil and the contribution from our North American rail operation acquired in December 2019. These positive factors were partially offset by the impact of a lower Brazilian real relative to the U.S. dollar.
For the three-month period ended June 30, 2020, our toll roads contributed Adjusted EBITDA of $40 million and FFO of $25 million compared to $75 million and $54 million, respectively, in the prior year. Adjusted EBITDA and FFO decreased as a result of a partial sale of our interest in our Chilean toll road operation, a decline in commuter traffic levels following temporary government forced shutdowns and the impact of a lower Brazilian real. Lower toll road volumes reduced FFO by $13 million for which we expect to be compensated based on force majeure provisions and preliminary discussions with local regulators.
For the three-month period ended June 30, 2020, our port operations reported Adjusted EBITDA of $24 million and FFO of $18 million compared to $37 million and $26 million, respectively, in the prior year. Adjusted EBITDA and FFO decreased primarily due to the loss of income associated with the sale of our European port operation which closed in June 2019, as well as a 3% decrease in container volumes as a result of lower global trading activity.
The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended June 30, 2020	For the six-month period ended June 30, 2020	For the 12 month period ended December 31, 2019
Capital backlog, start of period	$293	$357	$500
Impact of acquisitions	—	6	—
Additional capital project mandates	32	40	77
Less: capital expenditures	(21)	(51)	(162)
Foreign exchange and other	(6)	(54)	(58)
Capital backlog, end of period	298	298	357
Construction work in progress	163	163	184
Total capital to be commissioned	$461	$461	$541
Capital to be commissioned includes projects such as upgrading and expanding our rail networks, increasing and widening lanes on certain routes to support traffic growth, deepening berths and enhancing and modernizing existing infrastructure at our ports. As of June 30, 2020, total capital to be commissioned was $461 million compared to $541 million as of December 31, 2019. Capital backlog decreased compared to year-end as additional capital project mandates were more than offset by capital expenditures incurred and the impact of foreign exchange. The largest contributors to capital to be commissioned over the next two to three years are our South American toll road businesses and our port operations at approximately $425 million and $25 million, respectively.

58 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our energy segment is comprised of systems that provide natural gas midstream (transmission, gathering and processing) and storage services, as well as distributed energy. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses that are subject to regulation, such as our natural gas pipelines whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business. Energy businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or unique positions in their local markets. Our energy segment is expected to benefit from forecasted increases in demand for energy. Although these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are typically contracted with varying durations and are relatively stable.

Our objectives for our energy segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital deployed. Our performance can be measured by our revenue growth, our Adjusted EBITDA margin and our growth in AFFO.
Our energy segment is comprised of the following:
Natural Gas Midstream

•	Approximately 16,500 kilometers of natural gas transmission pipelines in the U.S. and India

•	Approximately 600 billion cubic feet (“Bcf”) of natural gas storage in the U.S. and Canada

•	19 natural gas processing plants with approximately 3.3 Bcf per day of total gross processing capacity and approximately 3,550 kilometers of gas gathering pipelines in Canada
Distributed Energy

•
Delivers heating and cooling to customers from centralized systems including heating plants capable of delivering 3,320,000 pounds per hour of steam heating capacity, centralized gas distribution and cogeneration for heating, cooling and energy, 310,000 tons of contracted cooling capacity

•
Provides residential energy infrastructure, including water heater, heating, ventilation, and air conditioner (“HVAC”) rentals, as well as other essential home services to approximately 1.6 million customers annually in Canada and the United States, and delivers approximately 300,000 contracted sub-metering services within Canada

Results of Operations
The following table presents our proportionate share of the key metrics of our energy segment:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2020	2019	2020	2019
Growth capital expenditures	$61	$61	$129	$83
Adjusted EBITDA margin(1)	52%	48%	53%	50%
Funds from Operations (FFO)(2)	106	96	221	203
Maintenance capital expenditures	(28)	(26)	(40)	(34)
Adjusted Funds from Operations (AFFO)(2)	$78	$70	$181	$169

1.
Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income to Adjusted EBITDA.

2.	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.

Q2 2020 INTERIM REPORT 59

For the three-month period ended June 30, 2020, our energy segment generated FFO of $106 million compared with $96 million in the same period of the prior year. Results increased over the prior year due to organic growth of 13% and the contribution from the acquisition of the federally regulated portion of our western Canadian midstream business. Strong organic growth was driven by higher demand for transport services at our North American natural gas pipeline and new long-term rental contracts secured at our North American residential infrastructure business. These positive factors were partially offset by the loss of income resulting from the sale of our Australian district energy operation which closed last November.
The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)				FFO(1)
	For the three-month period ended June 30		For the six-month period ended June 30		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2020	2019	2020	2019	2020	2019	2020	2019
Natural Gas Midstream	$96	$81	$210	$178	$70	$60	$157	$143
Distributed Energy	42	42	76	72	36	36	64	60
Total	$138	$123	$286	$250	$106	$96	$221	$203

1.	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
For the three-month period ended June 30, 2020, our natural gas midstream operations generated Adjusted EBITDA of $96 million and FFO of $70 million compared to $81 million and $60 million, respectively, in the prior year. Adjusted EBITDA and FFO increased due to higher transport revenues at our North American natural gas pipeline and the incremental earnings associated with the acquisition of the federally regulated portion of our western Canadian midstream business.
For the three-month period ended June 30, 2020, our distributed energy operations generated Adjusted EBITDA of $42 million and FFO of $36 million, compared to $42 million and $36 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from new long-term rental contracts secured at our North American residential infrastructure business and commissioning of nine new customers to our district energy systems. These increases were offset by the loss of income associated with the sale of our Australian district energy operation.
The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended June 30, 2020	For the six-month period ended June 30, 2020	For the 12 month period ended December 31, 2019
Capital backlog, start of period	$271	$317	$290
Additional capital project mandates	30	80	232
Less: capital expenditures	(61)	(129)	(187)
Foreign exchange and other	9	(19)	(18)
Capital backlog, end of period	249	249	317
Construction work in progress	193	193	132
Total capital to be commissioned	$442	$442	$449
As of June 30, 2020, total capital to be commissioned was $442 million compared to $449 million as of December 31, 2019. Capital backlog decreased compared to year-end as additional capital project mandates were more than offset by capital expenditures incurred during the period. Total capital to be commissioned includes approximately $245 million within our natural gas midstream operation and approximately $195 million in our distributed energy segment.

60 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our data infrastructure segment is comprised of critical infrastructure servicing customers in the telecommunications, fiber and data storage sectors. Our data transmission and distribution operations provide essential services and infrastructure to the media broadcasting and telecom sectors, while our data storage operations provide services and infrastructure to enterprise customers. These services and access to infrastructure are contracted on a medium to long-term basis (up to 20 years in both our data transmission and distribution businesses and data center operations) with inflation escalation mechanisms, leading to predictable recurring revenues and cash flows.

Our data transmission and distribution customer base includes large, prominent telecommunications companies in France and the U.K., and retail and enterprise customers in New Zealand. Within our data storage operations, our customers include more than 1,000 colocation customers predominantly in the United States that are diversified across multiple industries, and global hyperscale customers in Asia Pacific and South America.

Our objectives for the data infrastructure segment are to invest capital to enhance and expand our service offerings while providing safe, reliable and secure access to our properties. If we are able to achieve these objectives, we believe we will be able to attract new customers and maintain low levels of churn on existing customers. Our performance in both our data transmission and distribution and data storage businesses can be measured by the growth in revenues and Adjusted EBITDA margin improvements.
Our data infrastructure segment is comprised of the following:
Data Transmission & Distribution

•	Approximately 7,000 multi-purpose towers and active rooftop sites in France

•	10,000 kilometers of fiber backbone located in France and Brazil

•	Approximately 1,600 cell sites and over 10,000 kilometers of fiber optic cable in New Zealand

•	Approximately 2,100 active telecom towers and 70 distributed antenna systems, primarily in the U.K.
Data Storage

•	52 data centers, with approximately 1.6 million square feet of raised floors located in five continents

•	180 megawatts (“MWs”) of critical load capacity
Results of Operations
The following table presents our proportionate share of the key metrics of our data infrastructure segment:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2020	2019	2020	2019
Growth capital expenditures	$26	$28	$58	$41
Adjusted EBITDA margin(1)	51%	58%	51%	58%
Funds from Operations (FFO)(2)	43	30	85	58
Maintenance capital expenditures	(5)	(2)	(13)	(4)
Adjusted Funds from Operations (AFFO)(2)	$38	$28	$72	$54

1.
Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income to Adjusted EBITDA.

2.	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
For the three-month period ended June 30, 2020, our data infrastructure segment generated FFO of $43 million compared with $30 million in the same period of the prior year. Results increased due to inflation-indexation and capital commissioned at our French telecom operations, as well as the contribution from capital deployed in the last 12 months, into a data distribution business in New Zealand and a telecom tower business the U.K.

Q2 2020 INTERIM REPORT 61

The following table presents our data infrastructure segment’s proportionate share of financial results:

	Adjusted EBITDA(1)				FFO(1)
	For the three-month period ended June 30		For the six-month period ended June 30		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2020	2019	2020	2019	2020	2019	2020	2019
Data Transmission & Distribution	$40	$25	$83	$50	$35	$21	$69	$42
Data Storage	13	14	26	25	8	9	16	16
Total	$53	$39	$109	$75	$43	$30	$85	$58

1.	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
For the three-month period ended June 30, 2020, our data transmission and distribution operations generated Adjusted EBITDA of $40 million and FFO of $35 million compared to $25 million and $21 million, respectively, in the prior year. Adjusted EBITDA and FFO increased due to inflation-indexation and 200 new sites added from our build-to-suit tower program at our French telecom business and higher foreign exchange rates on Euro denominated FFO hedge contracts. Results also benefited from contributions associated with the acquisition of a data distribution business in New Zealand and a telecom tower business in the U.K. completed in July 2019 and December 2019, respectively.
For the three-month period ended June 30, 2020, our data storage operations generated Adjusted EBITDA of $13 million and FFO of $8 million compared to $14 million and $9 million, respectively, during the same period of 2019. Adjusted EBITDA and FFO decreased due to the timing of operating and maintenance costs at our U.S. data storage business.
The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended June 30, 2020	For the six-month period ended June 30, 2020	For the 12 month period ended December 31, 2019
Capital backlog, start of period	$187	$152	$200
Impact of acquisitions	—	—	27
Additional capital project mandates	25	93	59
Less: capital expenditures	(26)	(58)	(104)
Foreign exchange and other	5	4	(30)
Capital backlog, end of period	191	191	152
Construction work in progress	52	52	41
Total capital to be commissioned	$243	$243	$193
As of June 30, 2020, total capital to be commissioned was $243 million compared to $193 million as of December 31, 2019. Capital backlog increased due to additional capital project mandates and the impact of foreign exchange, partially offset by capital deployed into our fibre-to-the-home mandate at our French telecom business.

62 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents the components of the Corporate segment on a proportionate basis:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2020	2019	2020	2019
Adjusted EBITDA(1)	$(72)	$(64)	$(133)	$(125)
Funds from Operations (FFO)(1)	(54)	(67)	(119)	(127)

1.	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
For the three-month period ended June 30, 2020, Adjusted EBITDA and FFO for our Corporate segment were losses of $72 million and $54 million, respectively, compared to $64 million and $67 million, respectively, in the prior year. Adjusted EBITDA decreased over the prior year due to a higher management fee while FFO increased due to higher income earned on our public market securities portfolio as we realized approximately $25 million of profits in our securities portfolio following a sharp recovery in public equity prices during the second quarter.
Pursuant to our Master Services Agreement, we pay Brookfield an annual base management fee equal to 1.25% of our partnership’s market value plus preferred units outstanding and net recourse debt. The base management fee of $69 million increased over the prior year as a result of a higher trading price of our unit, an increase in our unit count following our July 2019 equity issuance and additional borrowings to fund new investments.
CAPITAL RESOURCES AND LIQUIDITY
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low-cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain our distribution to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our partnership. However, no significant limitations existed at June 30, 2020 and December 31, 2019.
Our group-wide liquidity at June 30, 2020 consisted of the following:

	As of
US$ MILLIONS	June 30, 2020	December 31, 2019
Corporate cash and financial assets	$999	$273
Committed corporate credit facility	2,975	1,975
Subordinate corporate credit facility	500	500
Draws under corporate credit facility	(1,210)	(820)
Commitments under corporate credit facility	(55)	(54)
Proportionate cash retained in businesses	390	406
Proportionate availability under subsidiary credit facilities	672	687
Group-wide liquidity	$4,271	$2,967
We believe that group-wide liquidity is sufficient to meet Brookfield Infrastructure’s present requirements. We finished the quarter with group-wide liquidity of $4.3 billion, a significant increase over our liquidity position as at December 31, 2019 due to a medium-term note issuance and an incremental revolving credit facility. On April 7, 2020, Brookfield Infrastructure Finance ULC, a wholly owned subsidiary of Brookfield Infrastructure, issued C$400 million of medium-term notes. On April 14, 2020, the partnership secured an incremental $1.0 billion syndicated revolving credit facility. The medium-term notes and incremental facility were secured to fund new investment opportunities that may arise while other sources of capital, including asset sales, which may be temporarily delayed during these unprecedented economic circumstances.

Q2 2020 INTERIM REPORT 63

We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations.
On a consolidated basis as of June 30, 2020, scheduled principal repayments over the next five years are as follows:

		For the one-year period ended June 30
US$ MILLIONS	Average Term (years)	2021	2022	2023	2024	2025	Beyond	Total
Corporate borrowings(1)	5	$—	$331	$—	$1,725	$—	$1,032	$3,088
Non-recourse borrowings	8	$1,486	$1,238	$3,378	$1,334	$1,937	$8,550	$17,923

1.	Corporate borrowings excludes deferred financing costs and other. Refer to Note 10 Borrowings for further details.
Proportionate debt is presented to assist investors in understanding the capital structure of our underlying investments that are consolidated in our financial statements but are not wholly-owned. When used in conjunction with Adjusted EBITDA, proportionate debt is expected to provide useful information as to how the partnership has financed its businesses at the asset-level. The only differences between consolidated debt presented under IFRS and proportionate debt are the adjustments to remove the share of debt of consolidated investments not held by our partnership and to add proportionate debt of investments in associates. Management utilizes proportionate debt in understanding the capital structure of our underlying consolidated investments that are consolidated in our financial statements, but are not wholly-owned, and our investments in associates and joint ventures. Proportionate debt provides useful information as to how our partnership has financed its businesses at the asset-level and provides a view into our return on capital that we invest at a given degree of leverage.

64 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

On a proportionate basis as of June 30, 2020, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2020	2021	2022	2023	2024	Beyond	Total
Recourse borrowings
Corporate borrowings(1)	5	$—	$—	$331	$—	$1,725	$1,032	$3,088
Total recourse borrowings	5	—	—	331	—	1,725	1,032	3,088
Non-recourse borrowings(2)
Utilities
Regulated Transmission	11	8	25	19	290	72	385	799
Regulated Distribution	11	5	35	—	261	—	1,473	1,774
Regulated Terminal	3	—	283	184	175	209	123	974
	9	13	343	203	726	281	1,981	3,547
Transport
Rail	4	7	134	163	185	244	538	1,271
Toll Roads	8	33	154	145	103	119	514	1,068
Ports	4	12	2	85	—	46	287	432
	6	52	290	393	288	409	1,339	2,771
Energy
Natural Gas Midstream	6	8	27	516	190	259	842	1,842
Distributed Energy	17	19	57	49	40	91	457	713
	9	27	84	565	230	350	1,299	2,555
Data Infrastructure
Data Transmission & Distribution	5	—	—	179	2	255	234	670
Data Storage	4	1	49	24	53	2	146	275
	4	1	49	203	55	257	380	945

Total non-recourse borrowings(2)	8	93	766	1,364	1,299	1,297	4,999	9,818
Total borrowings(3),(4)	8	$93	$766	$1,695	$1,299	$3,022	$6,031	$12,906
Cash retained in businesses
Utilities								$108
Transport								205
Energy								29
Data Infrastructure								48
Corporate								999
Total cash retained								$1,389
Net debt
Utilities								$3,439
Transport								2,566
Energy								2,526
Data Infrastructure								897
Corporate								2,089
Total proportionate net debt								$11,517
Percentage of total proportionate net debt		1%	6%	13%	10%	23%	47%	100%

1.	Corporate borrowings excludes deferred financing costs and other. Refer to Note 10 Borrowings for further details.

2.	Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.

3.
As of June 30, 2020, approximately 45% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively reducing floating rate debt maturities to approximately 30% of our total borrowings. Excluding working capital and capital expenditure facilities, floating rate debt maturities are approximately 18% of our total borrowings, inclusive of the impact of interest rate swaps. Debt maturity weighted average excludes the impact of temporary borrowings on the Partnership’s corporate credit facility as well as several well progressed financings.

4.
As of June 30, 2020, approximately $70 million of proportionate net debt was in breach of asset-level financial covenants. This equates to less than 1% of total proportionate debt of the partnership. We anticipate being able to refinance or obtain waivers from our financial institutions and accordingly presented the debt in the contractually obligated year of maturity.

Q2 2020 INTERIM REPORT 65

Our asset-level debt has an average term of eight years. On a proportionate basis, our net debt-to-capitalization ratio as of June 30, 2020 was 56%. The weighted average cash interest rate is 4.1% for the overall business (June 30, 2019: 5.1%), in which our utilities, transport, energy, data infrastructure and corporate segments were 3.7%, 5.3%, 5.1%, 3.5% and 3.0%, respectively (June 30, 2019: 4.3%, 6.6%, 5.9%, 3.5% and 4.0%).
Proportionate debt, a non-IFRS measure to assess liquidity, can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	June 30, 2020	December 31, 2019
Consolidated debt	$20,934	$21,019
Add: proportionate share of debt of investments in associates:
Utilities	420	455
Transport	956	1,158
Energy	968	972
Data Infrastructure	711	688
Add: proportionate share of debt directly associated with assets held for sale	72	104
Less: borrowings attributable to non-controlling interest(1)	(10,115)	(11,094)
Premium on debt and cross currency swaps	(1,040)	(502)
Proportionate debt	$12,906	$12,800

1.
Includes draws made under Brookfield's private funds credit facility used to bridge acquisitions over year-end. Borrowings made under the facility are secured by limited partner commitments and are non-recourse to our partnership.

CONTRACTUAL OBLIGATIONS
The table below outlines Brookfield Infrastructure’s contractual obligations as at June 30, 2020:

	Payments due by period
US$ MILLIONS	Less than 1 year	1-2 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$1,642	$64	$31	$293	$2,030
Corporate borrowings	—	331	1,725	1,032	3,088
Non-recourse borrowings	1,486	1,238	6,649	8,550	17,923
Financial liabilities	427	261	1,222	473	2,383
Lease liabilities	177	192	478	1,767	2,614
Interest expense:
Corporate borrowings	65	62	133	100	360
Non-recourse borrowings	695	661	1,556	2,290	5,202
In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a base management fee to Brookfield equal to 0.3125% (1.25% annually) of the market value of our partnership plus net recourse debt. This fee is estimated to be approximately $276 million per year based on the June 30, 2020 market capitalization of our partnership plus preferred units and recourse corporate net debt.
An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private infrastructure funds that target acquisitions that suit Brookfield Infrastructure’s profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored private infrastructure funds to participate in these target acquisitions in the future, if and when identified.

66 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:

•	We leverage any natural hedges that may exist within our operations

•	We utilize local currency debt financing to the extent possible

•	We may utilize derivative contracts to the extent that natural hedges are insufficient
The following table presents our hedged position in foreign currencies as of June 30, 2020:

	Net Investment Hedges
US$ MILLIONS	USD		AUD	NZD	GBP	BRL	CAD(1)	EUR	PEN	INR	Other
Equity Investment – US$	$448		$1,075	$149	$1,465	$1,571	$1,163	$700	$110	$147	$127
FX contracts – US$	3,520		(900)	(149)	(681)	—	(1,009)	(673)	(12)	—	(96)
Net unhedged – US$	$3,968		$175	$—	$784	$1,571	$154	$27	$98	$147	$31
% of equity investment hedged	N/A	%	84%	100%	46%	—%	87%	96%	11%	—%	76%

1.	CAD net equity investment excludes $1,007 million of preferred units and preferred shares
At June 30, 2020, 57% of our net equity investment is U.S. dollar functional. For the three-month period ended June 30, 2020, we recorded losses in comprehensive income of $154 million (three-month period ended June 30, 2019: gains of $21 million) related to these contracts.
CAPITAL REINVESTMENT
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to the partnership. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, the partnership has a $2.975 billion committed revolving credit facility available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facility is intended, and has historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.

Q2 2020 INTERIM REPORT 67

The following table reconciles changes in our proportionate cash for the year:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2020	2019	2020	2019
Funds from Operations (FFO)	$333	$337	$691	$688
Maintenance capital	(68)	(73)	(125)	(127)
Funds available for distribution (AFFO)	265	264	566	561
Distributions paid	(283)	(251)	(565)	(501)
Funds available for reinvestment	(18)	13	1	60
Growth capital expenditures	(184)	(230)	(436)	(410)
Debt funding of growth capex	95	74	238	153
Non-recourse debt (repayments) issuances	(14)	(34)	126	(82)
Proceeds from capital recycling	—	137	258	502
New investments	—	—	—	(474)
Net (repayments) draws on corporate credit facility	(3)	(965)	391	(510)
Partnership unit issuances, net of repurchases	3	2	5	(24)
Proceeds from debt issuance, net of repayments	275	—	275	—
Preferred unit and preferred shares issued, net of repurchases	—	—	—	72
Deposit from parent	—	823	—	823
Impact of foreign currency movements	(2)	38	(52)	10
Changes in working capital and other	5	(30)	(96)	(54)
Change in proportionate cash	157	(172)	710	66
Opening, proportionate cash	1,232	880	679	642
Closing, proportionate cash	$1,389	$708	$1,389	$708

We present cash flows generated by our businesses on a proportionate basis as approximately 40% of our FFO is generated by investments that are not consolidated in our financial statements. The partnership participates in arrangements such as joint ventures or consortiums which provide it with access to partners with local strategic expertise and substantial amounts of capital. When investing in such arrangements, which are not consolidated for financial statement purposes, the partnership nevertheless maintains joint control or significant influence over the business, and is therefore, not a passive investor. We structure governance arrangements to require each of our businesses to distribute all available cash (which is generally defined as cash on hand less any amounts reserved for committed growth projects as approved by the investment’s Board of Directors), ensuring that any decision to not distribute all available cash flow requires our express consent. Consequently, the partnership has access to operating cash flows generated by all of our businesses, including joint ventures and any non-consolidated investments.

68 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table highlights the significance of operating cash flow generated from investments which are not consolidated in our financial statements and reconciles consolidated cash flow from operations to AFFO.

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2020	2019	2020	2019
Cash from operating activities	$615	$580	$1,337	$1,141
Add: FFO from associates and joint ventures	129	144	275	291
Remove:
Distributions received from associates and joint ventures	(38)	(53)	(131)	(84)
Cash from operating activities attributable to non-controlling interests(1)	(399)	(346)	(858)	(681)
	307	325	623	667
Less: Maintenance capital expenditures	(68)	(73)	(125)	(127)
Change in working capital and other items	26	12	68	21
AFFO(2)	$265	$264	$566	$561

1.
By removing cash from operating activities attributable to non-controlling interests, the partnership is able to present AFFO attributable to the partnership. We believe our proportionate financial information, when read in conjunction with the partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing. Please refer to the discussion of the limitations of proportional results as an analytical tool within the “Reconciliation of Non-IFRS Financial Measures” section on this MD&A.

2.
The most closely related IFRS measure to AFFO is net income. However, occasionally, we believe the alternative reconciliation can be useful and have therefore provided this reconciliation of consolidated cash flow from operations to AFFO. Please see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for a reconciliation of AFFO to net income.

From a treasury management perspective, the partnership manages its cash reserves with a view of minimizing foreign exchange and administrative costs, as well as enhancing our ability to secure asset level debt financing. While capital is primarily raised at the corporate level to fund the equity component of organic growth capital expenditures, actual funding of projects may be executed by injecting cash into subsidiaries or utilizing operating cash flow generated and retained by the business. Importantly, the physical movement of cash has no relevance on Brookfield Infrastructure’s ability to fund capital expenditures or make distributions.

Q2 2020 INTERIM REPORT 69

DISTRIBUTION POLICY

Our distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. The partnership’s objective is to pay a distribution that is sustainable on a long-term basis. The partnership has set its target payout ratio at 60-70% of Funds from Operations. In sizing what we believe to be a conservative payout ratio, we typically retain approximately 15-20% of AFFO that we utilize to fund some or all of our internally funded growth capital expenditures.

The following table presents the partnership’s payout ratios:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2020	2019	2020	2019
Funds from Operations (FFO)	$333	$337	$691	$688
Adjusted Funds from Operations (AFFO)	265	264	566	561
Distributions (Limited partner, general partner, Exchange LP units, Class A shares of BIPC, preferred and incentive distributions)	283	251	565	501
FFO payout ratio	85%	74%	82%	73%
AFFO payout ratio	107%	95%	100%	89%
Current year FFO and AFFO payout ratios have been impacted by the following factors:

i)	Volatility in the Brazilian real which has declined on average, 27% and 22% relative to the U.S. dollar, during the three and six-month periods ended June 30, 2020;

ii)
Temporary or timing related delays in the recognition of earnings associated with the build-out of a contracted backlog of projects in our U.K. connections business, and reduced traffic on our toll roads, for which we expect to be fully compensated under force majeure provisions in our concession agreements; and

iii)	Regulatory delay in closing India tower acquisition.
Adjusting for these factors lowers our payout ratio for the three and six-month periods ended June 30, 2020 to 70%.
The partnership’s annual distribution is reviewed with the Board of Directors in the first quarter of each year considering the following:

•	The results from the prior year as well as the budget for the upcoming year and the five-year business plan based on the partnership’s share of Funds from Operations generated by our assets;

•	The partnership’s group-wide liquidity and its ability to fund committed capital investments.
CAPITAL EXPENDITURES
Due to the capital-intensive nature of our partnership’s asset base, ongoing capital investment is required for additions and enhancements, life-cycle maintenance and repair of plant and equipment related to our operations. Our partnership reviews all capital expenditures and classifies them in one of the two following categories:

i)
Growth capital expenditures: capital outlays underpinned by incremental revenues that will enhance our partnerships’ returns. These projects are eligible for inclusion in the rate base of our utilities segment, or they are meant to add capacity to further expand our existing infrastructure networks in our transport, energy and data infrastructure operations;

ii)	Maintenance capital expenditures: required capital outlays to maintain the current operating state and reliability of the system while ensuring regulatory and safety requirements are upheld.
We manage separate review and approval processes for each of the two categories of capital expenditures. Growth capital expenditures are underwritten in isolation and must meet our partnership’s target after-tax equity return threshold of 12-15%. Projects that meet these return targets are presented to the Capital Expenditure Committee which is comprised of personnel from the partnership’s senior executive team. The committee reviews proposed project plans considering the target returns and funding plans, in addition to analyzing the various execution risks associated with these projects. Once a project receives approval from the Capital Expenditure Committee, it is generally added to the backlog.

70 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Maintenance capital expenditures follow a different, though equally robust process, as failure to make necessary investment to maintain our operations could impair the ability of our businesses to serve our customer base or continue existing operations. Firstly, the operations teams involved with a particular business performs a detailed review of all planned and proposed maintenance capital expenditures during the annual budgeting process. These plans are reviewed in the context of the business’s maintenance capital approach that is agreed upon with the partnership at the time of acquisition and take into account drivers of performance that include public and worker health and safety, environmental and regulatory compliance, system reliability and integrity. Maintenance capital projects that receive approval at the asset level are then presented to the partnership’s corporate asset management teams that are responsible for overseeing the partnership’s operations, and have ample experience in managing utilities, transport, energy and data infrastructure assets. Through an iterative process with the companies’ senior operating executives, the plan is refined through a comprehensive review including prioritization of non-discretionary projects and comparisons to industry benchmarks. Once agreed, maintenance capital expenditure plans are approved and form part of the annual and five-year business plans that are presented to the partnership’s senior executive team. Once approved, these maintenance plans are executed on in the following year and performance relative to these plans is closely monitored by both the operations and asset management teams.
In addition to the various levels of internal reviews, our partnership engages a reputable, globally recognized engineering services firm annually to perform an independent review of its overall approach to maintenance capital expenditures and detailed capital program. Each year the engineering services firm will review a portion of the portfolio, covering all assets on a three-year rotating basis. For each asset under review in a given year, the engineering services firm will review the historical and forecasted spend against industry standards, regulatory requirements or other benchmarking data, and determine the reasonableness of the maintenance capex program based on the nature of the business and the age and condition of the assets. We have also engaged a Big 4 accounting firm to review the findings of the report provided by the engineering services firm and to assess the control activities surrounding our process of compiling the annual sustaining maintenance capital expenditure ranges by segment.
Over the last three years, reviews were completed at a number of operations that together make up approximately 85% of our partnership’s FFO. The results from the engagements confirm that our stated ranges of annual sustaining maintenance capital expenditures are reasonable and in-line with industry standard for assets of a similar nature. In the next 2-3 years, the partnership intends to complete reviews at the remainder of its existing operations, and for newly acquired businesses it will endeavor to have reviews conducted within 2-3 years of acquisition.
The following table presents the components of growth capital expenditures by operating segment:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2020	2019	2020	2019
Growth capital expenditures by segment
Utilities	$76	$100	$198	$192
Transport	21	41	51	94
Energy	61	61	129	83
Data Infrastructure	26	28	58	41
	$184	$230	$436	$410
Growth capital expenditures for the three-month period ended June 30, 2020 were $184 million, a decrease from $230 million during the same period in 2019. The decrease in growth capital expenditures is primarily due to lower spend at our U.K. regulated distribution business as construction sites were temporarily shut down during the quarter due to the government mandated quarantines and the completion of major projects at our Brazilian toll road businesses.

Q2 2020 INTERIM REPORT 71

The following table presents the components of maintenance capital expenditures by operating segment:

			Actual Capex
	Annual Ongoing Estimated Maintenance Capex		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	Low	High	2020	2019	2020	2019
Maintenance capital expenditures by segment
Utilities	$20	$25	$4	$5	$9	$8
Transport	170	180	31	40	63	81
Energy	110	120	28	26	40	34
Data Infrastructure	10	15	5	2	13	4
	$310	$340	$68	$73	$125	$127
Maintenance capital expenditures for the three-month period ended June 30, 2020 were $68 million, a decrease from $73 million during the same period in 2019. The decrease in maintenance capital expenditures is due to lower spend required at the majority of our transport operations due to the corresponding decline in volumes caused by the global economic shutdown, as well as the depreciation of the Brazilian real relative to the U.S. dollar. These decreases were partly offset by higher spend due to the acquisitions of a data distribution business in New Zealand and a North American rail operation. We estimate annual maintenance capital expenditures to be $20-25 million, $170-180 million, $110-120 million, and $10-15 million for our utilities, transport, energy, and data infrastructure segments, respectively, for a total range between $310-340 million. As at June 30, 2020, our maintenance capital expenditures were below our estimated range primarily due to timing of maintenance spend in our transport segment. Our partnership leverages industry data and benchmarks provided by a global engineering services firm to determine the appropriate maintenance capital ranges as disclosed above.
REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2020	2019	2020	2019
Cash from operating activities	$615	$580	$1,337	$1,141
Cash (used by) from investing activities	(368)	586	(93)	(2,571)
Cash (used by) from financing activities	(102)	(1,176)	(622)	1,597

This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.

Three-month periods ended June 30, 2020 and 2019

Cash from operating activities
Cash from operating activities totaled $0.6 billion for the three-month period ended June 30, 2020, an increase of $35 million from the same period in 2019. The increase was primarily due to contributions from recently completed acquisitions, partially offset by the impact of foreign exchange, in particular a 27% decline in the Brazilian real which lowered U.S. dollar operating cash flows by approximately $60 million.
Cash used by investing activities
Cash used by investing activities totaled $0.4 billion for the three-month period ended June 30, 2020, as compared to $0.6 billion generated during the same period in 2019. Current year cash outflows relate to net acquisitions of long-lived assets and financial assets. Prior year results included repayment from Brookfield for our partnership’s acquisition of the Brazilian data center business, funded on behalf of institutional investors in March 2019 and proceeds from the sale of our European port operation in June 2019.
Cash used by financing activities
Cash used by financing activities totaled $0.1 billion for the three-month period ended June 30, 2020, as compared to $1.2 billion during the same period in 2019. Current period results included $0.1 billion of net capital paid to non-controlling interests and $0.3 billion of distributions paid to unitholders. These uses of cash were partially offset by proceeds from borrowings of $0.3 billion. The prior period included net repayment of borrowings totaling $1.3 billion, distributions of $0.3 billion to unitholders, and distributions to non-controlling interests of $0.1 billion. Prior year results also included a deposit received from Brookfield of $0.5 billion.

72 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

PARTNERSHIP CAPITAL
The total number of partnership units in the Holding LP outstanding is comprised of the following:

	As of
	June 30, 2020	December 31, 2019
Redeemable Partnership Units, held by Brookfield	121,952,992	121,952,992
Special General Partner Units	1,600,410	1,600,410
Managing General Partner Units	295,183,677	293,528,515
Total	418,737,079	417,081,917
An affiliate of Brookfield in its capacity as the special general partner of the Holding LP is entitled to incentive distributions which are based on the amount by which quarterly distributions on the limited partnership units, the exchange LP units and the class A shares of BIPC exceed specified target levels. Prior to the special distribution, to the extent distributions on the limited partnership units and BIPC shares exceed $0.203 per unit/share per quarter, the incentive distribution rights entitle the special general partner to 15% of incremental distributions above this threshold to $0.22 per unit/share.
To the extent that distributions on limited partnership units, Exchange LP units and BIPC shares exceed $0.22 per unit/share, the incentive distribution rights entitled the special general partner to 25% of incremental distributions above this threshold. During the three and six-month periods ended June 30, 2020, an incentive distribution of $46 million and $92 million was paid to the special general partner (2019: $38 million and $76 million).
On completion of the unit split creation of BIPC, the above thresholds of $0.203 and $0.22 were reduced to $0.1827 and $0.1980, respectively.
In July 2019, Brookfield Infrastructure issued 13.5 million L.P. units at $42.5 per unit under shelf registrations in the U.S. and Canada. In total, $575 million of gross proceeds were raised through the issuance and $24 million in equity issuance costs were incurred. Concurrently, Brookfield Infrastructure issued approximately 6.1 million Redeemable Partnership Units to Brookfield for gross proceeds of $250 million.
CAPITAL MANAGEMENT
Our partnership’s approach to capital management is focused on maximizing returns to unitholders and ensuring capital is deployed in a manner consistent with achieving our investment return objectives.

Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long term. We measure return on Invested Capital as Adjusted Funds from Operations (“AFFO”), less estimated returns of capital on operations that are not perpetual in life, divided by the weighted average Invested Capital for the period.
We define Invested Capital as partnership capital removing the impact of the following items: non-controlling interest in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.
Weighted average Invested Capital for the three and six-month periods ended June 30, 2020 were $9,011 million and $9,010 million. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for more details.

Q2 2020 INTERIM REPORT 73

ENTERPRISE VALUE
The following section contains information to assist users in the calculation of the enterprise value of our partnership.
Enterprise Value
We define Enterprise Value as the market value of our partnership plus preferred units and proportionate debt, net of proportionate cash.
The following table presents Enterprise Value as of June 30, 2020 and December 31, 2019:

	As of
	June 30, 2020			December 31, 2019
US$ MILLIONS	BIPC(1)	Brookfield Infrastructure(2)	Consolidated Enterprise Value	Consolidated Enterprise Value
Shares/units outstanding	45.0	419.9	464.9	418.3
Price(3)	$45.54	$41.11	$—	$49.99
Market capitalization	2,049	17,262	19,311	20,911
Preferred units and preferred shares(4)	—	1,007	1,007	1,007
Proportionate net debt(5)	1,955	9,562	11,517	12,121
Enterprise value	$4,004	$27,831	$31,835	$34,039

1.	Includes class A shares of Brookfield Infrastructure Corporation.

2.	Includes limited partner, general partner and redeemable partnership units, as well as Exchange LP units.

3.	Market value of our partnership is calculated based on the closing price of class A shares of BIPC and our units on the New York Stock Exchange.

4.	Includes $935 million of preferred units and $72 million of preferred shares.

5.
Please see “Capital Resources and Liquidity” for a detailed reconciliation of Brookfield Infrastructure’s proportionate net debt to our partnership’s consolidated debt on the Consolidated Statements of Financial Position.

RELATED PARTY TRANSACTIONS
In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. The immediate parent of Brookfield Infrastructure is our partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with our limited partnership agreement. Less than $1 million in director fees were incurred during the three and six-month periods ended June 30, 2020 (2019: less than $1 million for the three and six-month periods).
Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Provider”), which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the combined market value of our partnership and BIPC. The Base Management Fee was $69 million and $128 million, respectively, for the three and six-month periods ended June 30, 2020 (2019: $62 million and $121 million). As of June 30, 2020, $69 million was outstanding as payable to the Service Provider (December 31, 2019: $76 million).
For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the aggregate value of all the outstanding units of our partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in the Holdings LP into units of our partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.
As of June 30, 2020, Brookfield Infrastructure had a receivable balance of $21 million from subsidiaries of Brookfield (December 31, 2019: $21 million) and loans payable of $98 million to subsidiaries of Brookfield (December 31, 2019: $99 million). The loans are payable in full between 2020 and 2026 with interest rates ranging from 3.8% to 8.5% per annum.

74 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from, Brookfield. As of June 30, 2020, Brookfield Infrastructure’s deposit balance with Brookfield was less than $1 million (December 31, 2019: less than $1 million) and earned interest of less than $1 million during the three and six-month periods ended June 30, 2020 (2019: less than $1 million for the three and six-month periods). As at June 30, 2020, Brookfield Infrastructure’s deposit balance from Brookfield was $nil (December 31, 2019: $nil) and Brookfield Infrastructure incurred interest expense of $nil for three and six-month periods ended June 30, 2020 (2019: $4 million for the three and six-month periods). Deposits bear interest at market rates.
Brookfield Infrastructure has entered into a $500 million revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. As of June 30, 2020, there were $nil borrowings outstanding (December 31, 2019: $nil).
Brookfield Infrastructure’s subsidiaries provide heating, cooling and connection services in the normal course of operations on market terms to subsidiaries and associates of Brookfield Property Partners L.P. In addition, our subsidiaries lease office space and obtain construction, consulting and engineering services in the normal course of operations on market terms from subsidiaries and associates of Brookfield Property Partners L.P. For the three and six-month periods ended June 30, 2020, revenues of $5 million, and $7 million, respectively, were generated (2019: $7 million and $11 million) and expenses of $2 million and $3 million were incurred (2019: $4 million and $6 million). In addition, subsidiaries of Brookfield Infrastructure reported lease assets and liabilities with Brookfield Property Partners L.P. of $11 million (2019: $11 million).
Brookfield Infrastructure utilizes a wholly-owned subsidiary of Brookfield to negotiate and purchase insurance and assess the adequacy of insurance on behalf of our partnership and certain subsidiaries. During the three and six-month periods ended June 30, 2020, Brookfield Infrastructure paid less than $1 million for these services (2019: less than $1 million for the three and six-month periods).
Brookfield Infrastructure’s U.K. port operation provides port marine services on market terms to a subsidiary of Brookfield Business Partners L.P. For the three and six-month periods ended June 30, 2020, revenues of $1 million and $2 million, respectively, were generated (2019: $1 million and $2 million).
Brookfield Infrastructure’s subsidiaries purchase electricity from, and distribute electricity on behalf of, a subsidiary of Brookfield Renewable Partners L.P. in the normal course of operations on market terms. For the three and six-month periods ended June 30, 2020, no revenues were generated (2019: less than $1 million for the three and six-month periods) and expenses of $nil and $1 million, respectively, were incurred (2019: $14 million and $25 million).
OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
We, on behalf of our subsidiaries, provide letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at June 30, 2020, letters of credit issued on behalf of our subsidiaries amounted to $55 million (December 31, 2019: $54 million).
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.

Q2 2020 INTERIM REPORT 75

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES
We focus on FFO to measure operating performance, along with IFRS measures such as net income. In addition, we also assess AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital.
Adjusted EBITDA, FFO, AFFO, Adjusted Earnings and Invested Capital are presented based on our proportionate share of results in operations accounted for using the consolidation and the equity method whereby we either control or exercise significant influence or joint control over the investment, respectively. Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Under IFRS, we are not considered to control those entities that have not been consolidated and as such, have been presented as investments in associates or joint ventures in Note 9 of the partnership’s financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent our legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish the partnership’s legal claims or exposures to such items.
As a result, segment revenues, costs attributable to revenues, general and administrative costs, interest expense, other income, depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items include our proportionate share of earnings from investments in associates attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by the partnership apportioned to each of the above-noted items.
We provide proportionate financial results because we believe it assists investors and analysts in estimating our overall performance and understanding the partnership’s share of results from its underlying investments which have varying economic ownership interests and financial statement presentations when determined in accordance with IFRS. We believe our proportionate financial information, when read in conjunction with the partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing and capital is being managed. The presentation of proportionate results has limitations as an analytical tool, including the following:

•
The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses;

•	Other companies may calculate proportionate results differently than we do.
Proportionate debt is presented based on our proportionate share of borrowings obligations relating to our investments in various portfolio businesses. Proportionate net debt is proportionate debt net of our proportionate share of cash. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. We provide proportionate debt and net debt measures because we believe it assists investors and analysts in estimating our overall performance and understanding the leverage pertaining specifically to our company’s share of its invested capital in a given investment. When used in conjunction with Adjusted EBITDA, proportionate debt is expected to provide useful information as to how our company has financed its businesses at the asset-level. We believe our proportionate presentation, when read in conjunction with our company’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how our operations are performing and capital is being managed. The presentation of proportionate debt has limitations as an analytical tool, including the following:

•
Proportionate debt amounts do not represent our consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, our company may determine, at our discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of our portfolio investments and aggregate proportionate debt for all of our portfolio investments; and

•	Other companies may calculate proportionate debt differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
The following tables present each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. These tables reconcile our proportionate results to our partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our investments in associates and reflecting the portion of each line item attributable to non-controlling interests.
Refer to the “Discussion of Segment Reconciling Items” section of this MD&A for a reconciliation of segment results to our statement of operating results in accordance with IFRS along with a break-down of each of the reconciling items by type and by operating segment.
Net income is the most directly comparable IFRS measure to FFO, AFFO, Adjusted EBITDA and Adjusted Earnings. Partnership capital is the most directly comparable IFRS measure to Invested Capital. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate our partnership.

76 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses.
FFO has limitations as an analytical tool:

•
FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and

•	FFO does not include certain non-recurring charges such as breakage and transaction costs or non-cash valuation gains, losses and impairment charges.
FFO is a measure of operating performance that is not calculated in accordance with and does not have any standardized meaning prescribed by IFRS as issued by the IASB. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of Funds from Operations used by the REALPAC and the NAREIT, in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for our partnership’s distribution policy.
We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items.
We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will be sustained over time, provided we make all necessary maintenance expenditures. Specifically, in our financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation expense is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back non-cash valuation gains or losses recorded in net income as they are non-cash and indicate a point-in-time approximation of value on items we consider long term. We also add back breakage and transaction costs as they are capital in nature.
In addition, we focus on Adjusted Funds from Operations or AFFO, which is defined as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). While FFO provides a basis for assessing current operating performance, it does not take into consideration the cost to sustain the operating performance of our partnership’s asset base. In order to assess the long-term, sustainable operating performance of our businesses, we observe that in addition to FFO, investors use AFFO by taking into account the impact of maintenance capital expenditures. AFFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the IASB. AFFO is therefore unlikely to be comparable to similar measures presented by other issuers and has limitations as an analytical tool.
We also focus on Adjusted EBITDA which we define as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs and non-cash valuation gains or losses. Adjusted EBITDA provides a supplemental understanding of the performance of our business and enhanced comparability across periods and relative to our peers. Adjusted EBITDA excludes the impact of interest expense and current income taxes to remove the effect of the current capital structure and tax profile in assessing the operating performance of our businesses. Adjusted EBITDA is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the IASB. Adjusted EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted EBITDA has limitations as an analytical tool.
Adjusted Earnings is a measure that can be used to evaluate the performance of our operations, defined as net income attributable to our partnership, excluding any incremental depreciation and amortization expense associated with the revaluation of our property, plant and equipment and the impact of purchase price accounting, mark-to-market on hedging items and disposition gains or losses. While we believe that maintenance capital expenditures are the best measure of the cost to preserve our revenue generating capability, we acknowledge that investors may view historical depreciation as a more relevant proxy. Adjusted Earnings also excludes mark-to-market on hedging items recorded in net income or disposition gains or losses as we believe these items are not reflective of the ongoing performance of our underlying operations.

Q2 2020 INTERIM REPORT 77

When viewed with our IFRS results, we believe that Adjusted Earnings provides a supplemental understanding of the performance of our underlying operations and also gives users enhanced comparability of our ongoing performance relative to peers in certain jurisdictions and across periods.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long term. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes. We measure return on Invested Capital as AFFO, less estimated returns of capital on operations that are not perpetual in life, divided by the weighted average Invested Capital for the period.
A reconciliation of the most closely-related IFRS measure, net income, to FFO and AFFO is as follows:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS(1)	2020	2019	2020	2019
Net income	$34	$254	$182	$419
Add back or deduct the following:
Depreciation and amortization	375	323	775	615
Share of earnings from investments in associates and joint ventures(2)	(11)	(34)	(59)	(52)
FFO contribution from investments in associates and joint ventures(2)	129	144	275	291
Income tax expense	63	61	169	136
Mark-to-market on hedging items and other	103	(64)	111	(56)
Other (expense) income	(4)	3	(22)	(13)
Consolidated Funds from Operations	689	687	1,431	1,340
FFO attributable to non-controlling interests(3)	(356)	(350)	(740)	(652)
FFO	333	337	691	688
Maintenance capital expenditures	(68)	(73)	(125)	(127)
AFFO	265	264	566	561
Return of capital	(30)	(27)	(61)	(53)
AFFO less return of capital	$235	$237	$505	$508

1.
Please see “Reconciliation of Operating Segment Measures” for a detailed reconciliation of Brookfield Infrastructure’s proportionate results to our partnership’s Consolidated Statements of Operating Results.

2.
These adjustments have the combined effect of excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses recorded within our investments in associates and joint ventures in accordance with our definition of FFO.

3.
By adjusting FFO attributable to non-controlling interests, the partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to the partnership. We believe our proportionate financial information, when read in conjunction with the partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing. Please refer to the discussion of limitations of the proportional results as an analytical tool within the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

All reconciling amounts from net income to FFO presented above are taken directly from the partnership’s consolidated financial statements, and in the case of “Contribution from investments in associates and joint ventures” and “Attributable to non-controlling interests”, the partnership’s proportionate share of FFO relating thereto are derived using the accounting policies consistent with those applied in the partnership’s consolidated financial statements. FFO for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating the partnership’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.
For the three-month period ended June 30, 2020, the difference between net income and FFO is predominantly due to depreciation and amortization, FFO contribution from investments in associates and joint ventures and FFO attributable to non-controlling interests. Depreciation and amortization increased from the prior year due to incremental charges from recently completed acquisitions, higher asset values following our annual revaluation process and capital expenditures made during the year. FFO attributable to non-controlling interests increased from the prior year predominantly due to acquisitions completed during the past 12 months and organic growth, while FFO contribution from investments in associates and joint ventures decreased primarily as a result of the disposition of our European port operation in June 2019.
The difference between net income and AFFO is due to the aforementioned items, in addition to maintenance capital expenditures of $68 million (2019: $73 million).

78 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

For the six-month period ended June 30, 2020, the difference between net income and FFO is predominantly due to depreciation and amortization, FFO contribution from investments in associates and joint ventures, and FFO attributable to non-controlling interests. Depreciation and amortization increased from prior year due to incremental charges from recently completed acquisitions, higher asset values following our annual revaluation process and capital expenditures made during the year. FFO attributable to non-controlling interests increased from the prior year predominantly due to acquisitions completed during the past 12 months and organic growth, while FFO contribution from investments in associates and joint ventures decreased primarily as a result of the disposition of our European port operation in June 2019.
The difference between net income and AFFO is due to the aforementioned items in addition to maintenance capital expenditures of $125 million (2019: $127 million).
The following table reconciles net income, the most directly comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure. Adjusted EBITDA is presented based on our proportionate share of results in operations accounted for using the consolidation and the equity methods.

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS(1)	2020	2019	2020	2019
Net income	$34	$254	$182	$419
Add back or deduct the following:
Depreciation and amortization	375	323	775	615
Interest expense	247	241	529	453
Share of earnings from investments in associates and joint ventures(2)	(11)	(34)	(59)	(52)
Adjusted EBITDA contributions from investments in associates and joint ventures(2)	168	189	360	380
Income tax expense	63	61	169	136
Mark-to-market on hedging items and other	103	(64)	111	(56)
Consolidated Adjusted EBITDA	979	970	2,067	1,895
Adjusted EBITDA attributable to non-controlling interests(3)	(541)	(498)	(1,127)	(951)
Adjusted EBITDA	$438	$472	$940	$944

1.
Please see “Reconciliation of Operating Segment Measures” for a detailed reconciliation of Brookfield Infrastructure’s proportionate results to our partnership’s Consolidated Statements of Operating Results.

2.
These adjustments have the combined effect of excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses recorded within our investments in associates and joint ventures in accordance with our definition of FFO.

3.
By adjusting Adjusted EBITDA attributable to non-controlling interests, the partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that is not attributable to the partnership. We believe our proportionate financial information, when read in conjunction with the partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing. Please refer to the discussion of limitations of the proportional results as an analytical tool within the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

All reconciling amounts presented above are taken directly from the partnership’s consolidated financial statements, and in the case of “Contribution from investments in associates and joint ventures” and “Attributable to non-controlling interests”, the partnership’s proportionate share of Adjusted EBITDA relating thereto are derived using the accounting policies consistent with those applied in the partnership’s consolidated financial statements. Adjusted EBITDA for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating the partnership’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.
For the three-month period ended June 30, 2020, the difference between net income and Adjusted EBITDA is predominantly due to depreciation and amortization, interest expense, Adjusted EBITDA contributions from investments in associates and joint ventures and Adjusted EBITDA attributable to non-controlling interests. Depreciation and amortization increased from prior year due to incremental charges from recently completed acquisitions, higher asset values following our annual revaluation process and capital expenditures made during the year. Interest expense increased from the prior year due to additional borrowings associated with businesses acquired during the year. Adjusted EBITDA attributable to non-controlling interests increased from the prior year predominantly due to acquisitions completed during the past 12 months and organic growth, while Adjusted EBITDA contributions from investments in associates and joint ventures decreased from the prior year as a result of the disposition of our European port operation in June 2019.

Q2 2020 INTERIM REPORT 79

For the six-month period ended June 30, 2020, the difference between net income and Adjusted EBITDA is predominantly due to depreciation and amortization, interest expense, and Adjusted EBITDA attributable to non-controlling interests. Depreciation and amortization increased from prior year due to incremental charges from recently completed acquisitions, higher asset values following our annual revaluation process and capital expenditures made during the year. Interest expense increased from the prior year due to additional borrowings associated with businesses acquired during the year. Adjusted EBITDA attributable to non-controlling interests increased from the prior year predominantly due to acquisitions completed during the past 12 months and organic growth.
The following table reconciles net income attributable to our partnership, the most directly comparable IFRS measure, to Adjusted Earnings, a non-IFRS financial metric:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2020	2019	2020	2019
Net (loss) income attributable to partnership(1)	$(61)	$98	$58	$128
Add back or deduct the following:
Depreciation and amortization expense due to application of revaluation model and acquisition accounting	111	104	236	206
Mark-to-market on hedging items and other	89	(36)	12	(4)
Gain on sale of subsidiaries or ownership changes	—	(21)	(36)	(21)
Adjusted earnings	$139	$145	$270	$309

1.
Includes net income attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, non-controlling interests—Exchange LP Units, non-controlling interests—class A shares of BIPC, general partner and limited partners.

For the three-month period ended June 30, 2020, the difference between net income attributable to partnership and Adjusted Earnings is due to depreciation and amortization expense attributable to the application of the revaluation model and acquisition accounting of $111 million (2019: $104 million), mark-to-market losses on hedging items and other of $89 million (2019: gains of $36 million), and gain on sale of subsidiaries of $nil (2019: $21 million). Adjusted earnings decreased from the prior year mainly due to lower contributions attributable to the partnership concentrated in our transport segment during temporary government imposed shutdowns and the impact of foreign exchange.

For the six-month period ended June 30, 2020 the difference between net income attributable to partnership and Adjusted Earnings is due to depreciation and amortization expense attributable to the application of the revaluation model and acquisition accounting of $236 million (2019: $206 million), mark-to-market losses on hedging items and other of $12 million (2019: gains of $4 million), and gain on sale of subsidiaries or ownership changes of $36 million (2019: $21 million). Adjusted earnings decreased from the prior year due lower net income attributable to the partnership concentrated in our transport segment during temporary government imposed shutdowns and the impact of foreign exchange.
The following table reconciles net income per limited partnership unit, the most directly comparable IFRS measure, to FFO per unit, a non-IFRS financial metric:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS(1)	2020	2019	2020	2019
Net (loss) income per limited partnership unit(2)	$(0.25)	$0.11	$(0.12)	$0.06
Add back or deduct the following:
Depreciation and amortization	0.48	0.53	1.01	1.03
Deferred income taxes	(0.01)	0.05	0.07	0.06
Mark-to-market on hedging items	0.19	(0.08)	(0.36)	(0.04)
Valuation losses and other	0.31	0.15	0.89	0.44
Per unit FFO(3)	$0.72	$0.76	$1.49	$1.55

1.
Please see “Reconciliation of Operating Segment Measures” for a detailed reconciliation of Brookfield Infrastructure’s proportionate results to our partnership’s Consolidated Statements of Operating Results.

2.
During the three and six-month periods ended June 30, 2020, on average there were 294.7 million and 294.1 million limited partnership units outstanding, respectively (2019: 279.7 million and 278.9 million). Net (loss) income per limited partnership unit has been adjusted to reflect the dilutive impact of the special distribution.

3.
Average units outstanding, adjusted for the BIPC special distribution as if it had been completed prior to the periods presented, for the three and six-month periods were 464.9 million and 464.8 million, respectively (2019: 442.8 million and 442.9 million), being inclusive of limited partnership units, the Redeemable Partnership Units, the Exchange LP Units, class A shares of BIPC and the general partner units. Average units outstanding, prior to the impact of the special distribution, for the three and six-month periods were 418.4 million and 418.4 million respectively (2019: 398.5 million and 398.6 million).

80 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table reconciles net income per limited partnership unit, the most directly comparable IFRS measure, to Adjusted Earnings per unit, a non-IFRS financial metric:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	2020	2019	2020	2019
Net (loss) income per limited partnership unit(1)	$(0.25)	$0.11	$(0.12)	$0.06
Add back or deduct the following:
Depreciation and amortization expense due to application of revaluation model & acquisition accounting	0.24	0.23	0.51	0.46
Mark-to-market on hedging items and other	0.31	0.03	0.27	0.22
Gains on sale of subsidiaries or ownership changes	—	(0.05)	(0.08)	(0.05)
Adjusted earnings per unit(2)	$0.30	$0.32	$0.58	$0.69

1.
During the three and six-month periods ended June 30, 2020, on average there were 294.7 million and 294.1 million limited partnership units outstanding, respectively (2019: 279.7 million and 278.9 million). Net income (loss) per limited partnership unit has been adjusted to reflect the dilutive impact of the special distribution.

2.
Average units outstanding, adjusted for the BIPC special distribution as if it had been completed prior to the periods presented, for the three and six-month periods were 464.9 million and 464.8 million, respectively (2019: 442.8 million and 442.9 million), being inclusive of limited partnership units, the Redeemable Partnership Units, the Exchange LP Units, class A shares of BIPC and the general partner units. Average units outstanding, prior to the impact of the special distribution, for the three and six-month periods were 418.4 million and 418.4 million respectively (2019: 398.5 million and 398.6 million).

The following reconciles partnership capital, the most directly comparable IFRS measure, to Invested Capital, a non-IFRS financial metric:

	As of
US$ MILLIONS	June 30, 2020	December 31, 2019
Partnership Capital	$18,743	$22,177
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(11,860)	(14,113)
Deficit	2,450	2,048
Accumulated other comprehensive income	218	(705)
Ownership changes and other	(537)	(398)
Invested Capital	$9,014	$9,009
Invested capital increased as a result of a $5 million issuance of units during the six-month period ended June 30, 2020.
The following table presents the change in Invested Capital during the three and six-month periods ended June 30, 2020:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2020	2019	2020	2019
Opening balance	$9,011	$8,202	$9,009	$8,156
Issuance of preferred units and preferred shares, net of repurchases	—	—	—	72
Issuances of limited partnership units and redeemable partnership units, net of repurchases	3	2	5	(24)
Ending balance	$9,014	$8,204	$9,014	$8,204
Weighted Average Invested Capital	$9,011	$8,202	$9,010	$8,192
AFFO is defined as FFO less maintenance capital expenditures. AFFO for the three and six-month periods ended June 30, 2020 was $265 million and $566 million respectively (2019: $264 million and $561 million). Estimated returns of capital for the three and six-month periods ended June 30, 2020 were $30 million and 61 million respectively (2019: $27 million and $53 million).
Our partnership has met its investment return objectives for the three and six-month periods ended June 30, 2020 with returns on Invested Capital of 10% and 11%, respectively (2019: 12% and 12%).

Q2 2020 INTERIM REPORT 81

Reconciliation of Operating Segment Measures
Adjusted EBITDA, FFO and AFFO are presented based on our proportionate share of results in operations accounted for using consolidation and the equity method whereby we either control or exercise significant influence over the investment respectively, in order to demonstrate the impact of key value drivers of each of these operating segments on our overall performance. As a result, segment depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items (1) include our proportionate share of earnings from investments in associates and joint ventures attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The following tables present each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account our ownership in operations accounted for using the consolidation and equity method whereby we either control or exercise significant influence over the investment, respectively. These tables reconcile our proportionate results to our partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our investments in associates and reflecting the portion of each line item attributable to non-controlling interests. Refer to the “Discussion of Segment Reconciling Items” section of this MD&A for a reconciliation of segment results to our statement of operating results in accordance with IFRS.

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2020 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$248	$283	$266	$104	$—	$901	$(298)	$1,343	$1,946
Costs attributed to revenues	(74)	(138)	(128)	(51)	—	(391)	130	(802)	(1,063)
General and administrative costs	—	—	—	—	(72)	(72)	—	—	(72)
Adjusted EBITDA	174	145	138	53	(72)	438	(168)	541
Other (expense) income	(10)	9	2	2	40	43	(7)	(40)	(4)
Interest expense	(34)	(46)	(34)	(12)	(22)	(148)	46	(145)	(247)
FFO	130	108	106	43	(54)	333	(129)	356
Depreciation and amortization	(42)	(76)	(63)	(41)	—	(222)	92	(245)	(375)
Deferred taxes	(15)	5	(1)	19	(4)	4	(12)	—	(8)
Mark-to-market on hedging items and other	(13)	(32)	(24)	(5)	(102)	(176)	38	(16)	(154)
Share of earnings from associates	—	—	—	—	—	—	11	—	11
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(95)	(95)
Net income (loss) attributable to partnership(2)	$60	$5	$18	$16	$(160)	$(61)	$—	$—	$(61)

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2019 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$278	$386	$256	$67	$—	$987	$(369)	$1,067	$1,685
Costs attributed to revenues	(88)	(202)	(133)	(28)	—	(451)	180	(569)	(840)
General and administrative costs	—	—	—	—	(64)	(64)	—	—	(64)
Adjusted EBITDA	190	184	123	39	(64)	472	(189)	498
Other (expense) income	(9)	2	6	1	19	19	(1)	(15)	3
Interest expense	(38)	(51)	(33)	(10)	(22)	(154)	46	(133)	(241)
FFO	143	135	96	30	(67)	337	(144)	350
Depreciation and amortization	(44)	(94)	(65)	(30)	(1)	(234)	105	(194)	(323)
Deferred taxes	(27)	5	3	(1)	1	(19)	14	6	1
Mark-to-market on hedging items and other	44	(37)	(25)	(9)	41	14	(9)	(6)	(1)
Share of earnings from associates	—	—	—	—	—	—	34	—	34
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(156)	(156)
Net income (loss) attributable to partnership(2)	$116	$9	$9	$(10)	$(26)	$98	$—	$—	$98

82 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

	Total attributable to Brookfield Infrastructure
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2020 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$523	$608	$543	$213	$—	$1,887	$(627)	$2,882	$4,142
Costs attributed to revenues	(156)	(297)	(257)	(104)	—	(814)	267	(1,755)	(2,302)
General and administrative costs	—	—	—	—	(133)	(133)	—	—	(133)
Adjusted EBITDA	367	311	286	109	(133)	940	(360)	1,127
Other (expense) income	(22)	8	5	—	59	50	(3)	(69)	(22)
Interest expense	(69)	(91)	(70)	(24)	(45)	(299)	88	(318)	(529)
FFO	276	228	221	85	(119)	691	(275)	740
Depreciation and amortization	(87)	(166)	(127)	(89)	—	(469)	203	(509)	(775)
Deferred taxes	(54)	13	(6)	19	(7)	(35)	(2)	(19)	(56)
Mark-to-market on hedging items and other	(23)	(98)	(49)	(23)	64	(129)	15	(88)	(202)
Share of earnings from associates	—	—	—	—	—	—	59	—	59
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(124)	(124)
Net income (loss) attributable to partnership(2)	$112	$(23)	$39	$(8)	$(62)	$58	$—	$—	$58

	Total attributable to Brookfield Infrastructure
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2019 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$547	$775	$501	$129	$—	$1,952	$(737)	$2,063	$3,278
Costs attributed to revenues	(176)	(402)	(251)	(54)	—	(883)	357	(1,112)	(1,638)
General and administrative costs	—	—	—	—	(125)	(125)	—	—	(125)
Adjusted EBITDA	371	373	250	75	(125)	944	(380)	951
Other (expense) income	(19)	1	14	2	40	38	2	(53)	(13)
Interest expense	(72)	(100)	(61)	(19)	(42)	(294)	87	(246)	(453)
FFO	280	274	203	58	(127)	688	(291)	652
Depreciation and amortization	(89)	(185)	(124)	(55)	(1)	(454)	203	(364)	(615)
Deferred taxes	(40)	11	1	3	4	(21)	10	—	(11)
Mark-to-market on hedging items and other	33	(77)	(39)	(15)	13	(85)	26	3	(56)
Share of earnings from associates	—	—	—	—	—	—	52	—	52
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(291)	(291)
Net income (loss) attributable to partnership(2)	$184	$23	$41	$(9)	$(111)	$128	$—	$—	$128

1.
The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to our partnership’s Consolidated Statements of Operating Results on a line by line basis by aggregating the components comprising the earnings from our partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

2.
Includes net income (loss) attributable to non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests—Exchange LP Units, general partners, limited partners and class A shares of BIPC.

Q2 2020 INTERIM REPORT 83

The following tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account our ownership in operations using consolidation and the equity method whereby we either control or exercise significant influence over the investment respectively. These tables reconcile our proportionate assets to total assets presented on our Consolidated Statements of Financial Position by removing net liabilities contained within investments in associates, reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

	Total Attributable to Brookfield Infrastructure
AS OF JUNE 30, 2020 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials
Total assets	$5,224	$5,780	$5,458	$2,114	$(1,111)	$17,465	$(2,762)	$28,970	$7,649	$51,322

	Total Attributable to Brookfield Infrastructure
AS OF DECEMBER 31, 2019 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials
Total assets	$5,825	$6,916	$5,589	$2,204	$(1,284)	$19,250	$(2,884)	$32,621	$7,321	$56,308

Discussion of Segment Reconciling Items
The following tables detail and provide discussion, where applicable, of material changes between reporting periods for each operating segment, the reconciliation of contributions from investments in associates and attribution of non-controlling interest in the determination of Adjusted EBITDA, FFO and net income attributable to our partnership in order to facilitate the understanding of the nature of and changes to reconciling items.

FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2020 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investments in associates	$(13)	$(58)	$(57)	$(40)	$—	$(168)
Attribution to non-controlling interest	185	167	160	29	—	541
Adjusted EBITDA	172	109	103	(11)	—	373
Adjustments to items comprising FFO(2)
Contributions from investments in associates	6	15	13	5	—	39
Attribution to non-controlling interest	(53)	(68)	(55)	(9)	—	(185)
FFO	125	56	61	(15)	—	227
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	7	43	44	35	—	129
Attribution to non-controlling interest	(132)	(99)	(105)	(20)	—	(356)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—

84 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2019 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(13)	$(96)	$(54)	$(26)	$—	$(189)
Attribution to non-controlling interest	256	62	166	14	—	498
Adjusted EBITDA	243	(34)	112	(12)	—	309
Adjustments to items comprising FFO(2)
Contributions from investments in associates	4	21	14	6	—	45
Attribution to non-controlling interest	(62)	(31)	(39)	(16)	—	(148)
FFO	185	(44)	87	(22)	—	206
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	9	75	40	20	—	144
Attribution to non-controlling interest	(194)	(31)	(127)	2	—	(350)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2020 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investments in associates	$(27)	$(126)	$(125)	$(82)	$—	$(360)
Attribution to non-controlling interest	403	351	318	55	—	1,127
Adjusted EBITDA	376	225	193	(27)	—	767
Adjustments to items comprising FFO(2)
Contributions from investments in associates	12	33	27	13	—	85
Attribution to non-controlling interest	(113)	(145)	(104)	(25)	—	(387)
FFO	275	113	116	(39)	—	465
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	15	93	98	69	—	275
Attribution to non-controlling interest	(290)	(206)	(214)	(30)	—	(740)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2019 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(18)	$(192)	$(119)	$(51)	$—	$(380)
Attribution to non-controlling interest	510	121	278	42	—	951
Adjusted EBITDA	492	(71)	159	(9)	—	571
Adjustments to items comprising FFO(2)
Contributions from investments in associates	7	46	27	9	—	89
Attribution to non-controlling interest	(131)	(59)	(72)	(37)	—	(299)
FFO	368	(84)	114	(37)	—	361
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	11	146	92	42	—	291
Attribution to non-controlling interest	(379)	(62)	(206)	(5)	—	(652)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.

2.	Other income, interest expense and cash taxes.

3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest

Q2 2020 INTERIM REPORT 85

During the three and six-month period ended June 30, 2020, contributions from investments in associates and joint ventures decreased as compared to the same periods in 2019. The reduction is primarily attributable to the disposition of our European port operation in June 2019, partially offset by the contributions from acquisitions completed over the past 12 months.
During the three and six-month period ended June 30, 2020, attribution to non-controlling interest increased as compared to the same periods in 2019. The increase is primarily attributable to acquisitions completed over the past 12 months.
Critical Accounting Policies and Estimates
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.
Critical judgments made by management and utilized in the normal course of preparing Brookfield Infrastructure’s consolidated financial statements are outlined below.
Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 14, Property, Plant and Equipment in our December 31, 2019 audited consolidated financial statements. Our partnership’s property, plant, and equipment are measured at fair value on a recurring basis with an effective date of revaluation for all asset classes as of December 31, 2019. Brookfield Infrastructure determines fair value under both the income and cost methods with due consideration to significant inputs such as the discount rate, terminal value multiple, overall investment horizon, useful life and replacement cost.
Impairment of goodwill, intangibles with indefinite lives and investment in associates and joint ventures
Our partnership assesses the impairment of goodwill and intangible assets with indefinite lives by reviewing the value-in-use or fair value less costs of disposal of the cash-generating units to which goodwill or the intangible asset has been allocated. Brookfield Infrastructure uses the following critical assumptions and estimates: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating unit; discount rates; terminal capitalization rates; terminal valuation dates; useful lives and residual values.
The impairment assessment of investments in associates and joint ventures requires estimation of the recoverable amount of the asset.
Other estimates utilized in the preparation of our partnership’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax losses and other tax measurements.
CONTROLS AND PROCEDURES
No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended June 30, 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal controls over financial reporting due to the global pandemic. We are continually monitoring and assessing our internal controls to minimize the impact on their design and operating effectiveness.

86 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Risks Associated with the Global Pandemic
Our partnership has been closely monitoring developments related to the global pandemic, including the existing and potential impact on global and local economies in the jurisdictions where we operate. While safeguarding the well-being of individuals is our paramount concern, we remain focused on continuity plans and preparedness measures at each of our businesses. Several measures designed to ensure continued operation have been implemented to date, and we continue to evaluate and assess further actions.
Our partnership has a diversified portfolio of operating businesses in the utilities, transport, energy and data infrastructure sectors. Certain businesses have been impacted by the global pandemic. In particular, businesses in the transport segment have experienced adverse impacts on their financial performance as a result of the economic shutdowns and the responses by governments such as our toll roads and port businesses, business and communities in general. Our U.K. connections business has also experienced delays in recognizing earnings associated with the build-out of a contracted backlog of projects. Other of our businesses have been less impacted and some have not been impacted at all, as a result of their regulated or contractual revenue frameworks. The impact on our partnership’s current results has been partially insulated by the contractual and regulated revenue frameworks across many of our businesses.
In the longer term, due to the speed with which the situation is developing and the uncertainty of its magnitude, outcome and duration, we are not able at this time to estimate the medium-term impact of the economic shutdowns on our operations. See “Cautionary statement regarding forward-looking statements”.
The rapid spread of the COVID-19 virus, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted international business activities. In addition, our business relies, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of the global pandemic. Our partnership has implemented a response plan designed to maintain its operations despite the outbreak of the virus. However, we may experience direct or indirect impacts from the pandemic, including delays in development or construction activities in our business, and we have experienced reduced movement of goods and people resulting in lower revenues in our transport segment. We also have some risk that our contract counterparties could fail to meet their obligations to us.
Given the ongoing and dynamic nature of the circumstances surrounding the global pandemic, it is difficult to predict how significant the impact of the economic shutdowns, including any responses to them, will be on the global economy and our businesses or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge concerning the severity of the pandemic and additional actions which may be taken to contain COVID-19. Such developments could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

Q2 2020 INTERIM REPORT 87

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Management’s Discussion and Analysis contains forward-looking information and forward-looking statements within the meaning of applicable securities laws. We may make such statements in this report, in other filings with Canadian regulators or the SEC and in other public communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “aim to,” “intend,” “objective”, “outlook”, “endeavour”, “estimate”, “likely”, “continue”, “plan”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this Management’s Discussion and Analysis include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, increases in FFO per unit and resulting capital appreciation, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the impact of planned capital projects by customers of our businesses as on the performance and growth of those businesses, the extent of our corporate, general and administrative expenses, our ability to close acquisitions (including acquisitions referred to in this Management’s Discussion and Analysis and other planned transactions), our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that we operate or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, sustainability of distribution levels, distribution growth and payout ratios, operating results and margins for our business and each operation, future prospects for the markets for our products, our plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for the business, contract prices and regulated rates for our operations, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on the business resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt, expansions of existing operations, likely sources of future opportunities in the markets in which we operate, financing plans for our operating companies, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that the partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the partnership to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by the forward-looking statements contained herein include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products or services, the ability to achieve growth within Brookfield Infrastructure’s businesses, our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, which is uncertain, some of which depends on access to capital and continuing favourable commodity prices, the impact of market conditions on our businesses, including as a result of the recent novel coronavirus outbreak (“COVID-19”), the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the potential acquisitions referred to in this letter to unitholders, some of which remain subject to the satisfaction of conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to herein as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, changes in technology which have the potential to disrupt the businesses and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business, regulatory decisions affecting our regulated businesses, our ability to secure favourable contracts, weather events affecting our business, traffic volumes on our toll road businesses, pandemics or epidemics, and other risks and factors described in the documents filed by us with the securities regulators in Canada and the United States, including under “Risk Factors” in our most recent Annual Report on Form 20-F and other risks and factors that are described therein. In addition, our future results may be impacted by risks associated with a global pandemic caused by a novel strain of coronavirus, COVID-19, and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may result in a decrease of cash flows and impairment losses and/or revaluations on our investments and infrastructure assets, and we may be unable to achieve our expected returns.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

88 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.